Form 20-F
period 2025-12-31
Robin Energy Ltd.
filed 2026-04-10
CIK 2039060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

As of December 31, 2025, there were outstanding 2,774,865 common shares (net of 30,880 treasury shares) of the Registrant, $0.001 par value per share.

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
☒ Yes	☐ No
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
☐ Yes	☐ No

i

CERTAIN DEFINED TERMS
Unless the context otherwise requires, as of the date of and as used in this Annual Report the term:

•	“we”, “us”, “our” or the “Company” include the Robin Energy Ltd. and all of its subsidiaries;
•	“Toro” refers to Toro Corp.;
•
“Toro Master Management Agreement” refers to the amended and restated master management agreement between Toro and Castor Ships S.A. (“Castor Ships”), effective April 26, 2023 under which the vessels owned by the Robin Subsidiaries were commercially and technically managed by Castor Ships prior to the Spin-Off;

•	“common shares” refers to the common shares, par value $0.001 per share, of Robin;
•	“Distribution” refers to the distribution of 477,345 (post reverse stock split) common shares on a pro rata basis to the holders of common stock of Toro
•
“Master Management Agreement” refers to the master management agreement entered into between Robin, Robin’s shipowning subsidiaries and Castor Ships, effective April 14, 2025, for the commercial and technical management of our vessels;

•
“Spin-Off” refers to, collectively, the separation of the assets, liabilities and obligations of Toro and the Robin Subsidiaries and the contribution of the Robin Subsidiaries to Toro, the issuance of 2,000,000 shares of 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) to Toro, the issuance of the 40,000 Series B Preferred Shares (the “Series B Preferred Shares”) of Robin to Pelagos Holdings Corp (“Pelagos”) and the Distribution, all of which occurred on April 14, 2025 (such date, the “Distribution Date”);

•	“Robin” refers only to Robin and not to its subsidiaries; and
•	“Robin Subsidiaries” refers to the one tanker-owning and an additional subsidiary formerly owning the M/T Wonder Formosa, contributed by Toro to Robin prior to the Distribution (as defined herein).

We use the term “deadweight ton”, or “dwt”, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. A “ton mile” is a standardized shipping metric and refers to the volume of cargo being carried (a “ton”) and the distance sailed for the shipment in nautical miles.
ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this Annual Report on Form 20-F (the “Annual Report”) may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document. We are including this cautionary statement in connection with this safe harbor legislation. This Annual Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. These forward-looking statements may generally, but not always, be identified by the use of words such as “anticipate”, “believe”, “target”, “likely”, “will”, “would”, “could”, “should”, “seeks”, “continue”, “contemplate”, “possible”, “might”, “expect”, “intend”, “estimate”, “forecast”, “project”, “plan”, “objective”, “potential”, “may”, “anticipates” or similar expressions or phrases.
The forward-looking statements in this Annual Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish any forward-looking statements, including these expectations, beliefs or projections.
In addition to these assumptions, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include generally:
•	the effects of the Spin-Off;

•
the effects of the proposed spin-off of our tanker business, including the final terms and timing on which it is completed, as well as our ability to complete the spin-off at all, which remains subject to regulatory approvals and uncertainties;

•
our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the liquefied petroleum gas (“LPG”) and product tanker shipping industry;

•
market conditions and trends, including volatility and cyclicality in charter rates (particularly for vessels employed in the spot voyage market or pools), factors affecting supply and demand for vessels, such as fluctuations in demand for and the price of the products we transport, fluctuating vessel values, changes in worldwide fleet capacity, opportunities for the profitable operations of vessels in the segments of the shipping industry in which we operate and global economic and financial conditions, including interest rates, inflation and the growth rates of world economies;

•
our ability to realize the expected benefits of vessel acquisitions or sales, and the effects of any change in our fleet’s size or composition, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, on our future financial condition, operating results, future revenues and expenses, future liquidity and the adequacy of cash flows from our operations;

•
our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them;

•
the availability of debt or equity financing on acceptable terms and our ability to comply with the covenants contained in agreements relating thereto, in particular due to economic, financial or operational reasons;

•
our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators and to re-charter our vessels upon the expiry of the existing charters or pool agreements;

•	any failure by our contractual counterparties to meet their obligations;

•	changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance and costs associated with climate change;

•
our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	instances of off-hire;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•
bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory, technical uncertainty and price volatility, which could materially and adversely affect the value of our Bitcoin holdings and our financial condition and results of operations;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	existing or future disputes, proceedings or litigation;

•
future sales of our securities in the public market, including under our-at-the market (ATM) equity offering program, our ability to maintain compliance with applicable listing standards or the delisting of our common shares;

•	volatility in our share price;

•	potential conflicts of interest involving members of our board of directors (the “Board”), senior management and certain of our service providers that are related parties;

•
general domestic and international geopolitical conditions, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the tensions in the Middle East, including the outbreak of war in Iran and any escalation or broadening of the conflict), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars” (including the imposition of tariffs or other protectionist measures) and potential governmental requisitioning of our vessels during a period of war or emergency;

•	global public health threats and major outbreaks of disease;

•	any material cybersecurity incident;

•
changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for LPG carriers, product tankers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy, smuggling or acts of terrorism, including the closure of the Strait of Hormuz or other shipping routes due to the war in Iran;

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

Any forward-looking statements contained herein are made only as of the date of this Annual Report, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this Annual Report, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. See “Item 3. Key Information—D. Risk Factors” for a more detailed discussion of these risks and uncertainties and for other risks and uncertainties. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this Annual Report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.
B.	Advisers

Not applicable.
C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

The descriptions of agreements contained herein are summaries that set forth certain material provisions of those agreements. Such descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the applicable provisions of each agreement, each of which is an exhibit to this Annual Report or included as an exhibit to certain of our other reports and other information filed with the Securities and Exchange Commission (the “SEC”). We encourage you to refer to each agreement for additional information.
All share amounts in this Annual Report reflect the 1-for-5 reverse split of the Common Stock effected by the Company at 11:59 p.m., Eastern Time, on December 23, 2025.
Market and Industry Data
This Annual Report includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, market trends and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our clients, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate.
While we believe the estimated market and industry data included in this Annual Report are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. We cannot guarantee the accuracy or completeness of this information.

A.	[Reserved]

Not applicable.
B.	Capitalization and Indebtedness

Not applicable.
C.	Reasons for the Offer and Use of Proceeds

Not applicable.
D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate. Other risks relate principally to the ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash available for dividends, as and if declared, or the trading price of our common shares or any other securities of ours.
Summary of Risk Factors
•	Charter rates for our vessels are volatile and cyclical in nature. A decrease in charter rates may adversely affect our business, financial condition and operating results.

•
An oversupply of LPG carrier or tanker vessel tonnage may result in a prolonged period of depressed charter rates or further reduce the same when they occur, which may limit our ability to operate our vessels profitably.

•
Future growth in the demand for our services will depend among others on changes in supply and demand, economic growth in the world economy and demand for LPG and LPG transportation relative to changes in worldwide fleet capacity.

•	Global economic and financial conditions may negatively impact the sectors of the shipping industry in which we operate, including the extension of credit.

•	Risks involved in operating ocean-going vessels could affect our business and reputation.

•	The operation of LPG carriers and tankers has unique operational risks associated with the transportation of liquefied petroleum gases.

•
Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, including the war in Iran, as well as trade protectionism, including in relation to tariffs imposed by the U.S. or other countries, can affect the seaborne transportation industry, which could adversely affect our business.

•	Compliance with rules and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and negatively impact our results of operations.

•
We are subject to international laws and regulations and standards (including, but not limited to, environmental standards such as IMO 2020 for the low sulfur fuels and the International Ballast Water Convention for discharging of ballast water), as well as to regional requirements, such as European Union (EU) and U.S. laws and regulations for the protection of the environment, each of which may adversely affect our business, results of operations, and financial condition. In particular, new short-, medium- and long-term measures developed by the IMO, the European Union and other entities to promote decarbonization and the reduction of greenhouse gas (“GHG”) emissions may adversely impact our operations and markets.

•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

•	We may not be able to execute our strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.

•
We operate secondhand vessels, some of which have an age above the industry average, which may lead to increased technical problems for our vessels and/or higher operating expenses or affect our ability to profitably charter our vessels and to comply with environmental standards and future maritime regulations and result in a more rapid depreciation in our vessels’ market and book values.

•
We are dependent upon Castor Ships, a related party, and other third-party sub-managers for the management of our fleet and business, and failure of such counterparties to meet their obligations could cause us to suffer losses or could negatively impact our results of operations and cash flows.

•	Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

•	Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us.

•
We expect that any credit facility we enter into in the future will contain restrictive financial covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.

•
We have announced our intention to spin-off our tanker business  (the “Proposed AI OKTO Spin-Off”), however, the completion and the final terms of the spin-off remain subject to uncertainty, including required Nasdaq Stock Market LLC (“Nasdaq”) listing approval, approval of the related Form 20-F registration statement of AI OKTO CORP. by the SEC and the discretion of our Board; and, even if the Proposed AI OKTO Spin-Off is completed, we may be unable to achieve some or all of the benefits that we expect to derive from the spin-off of our  tanker business.

•	We do not have a declared dividend policy and our Board may never declare dividends on our common shares in the future.

•	Our share price may continue to be highly volatile, as a result, investors in our common shares could incur substantial losses

•
Future issuances of common shares or other equity securities, including as a result of an optional conversion of our Series A Preferred Shares or under our-at-the market (ATM) equity offering program, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings, to the extent available and permitted. Shareholders may experience significant dilution as a result of any such issuances.

•	We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.

•	Due to our limited diversification, adverse developments in the tanker and LPG carrier shipping sectors have a significantly greater impact on our financial condition and results of operations.

Risks Relating to Our Industry
Charter rates for our vessels are volatile and cyclical in nature. A decrease in charter rates may adversely affect our business, financial condition and operating results.
The LPG carrier and tanker industry are both cyclical and volatile in terms of charter rates, profitability and vessel values. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the products transported by our fleet. Further, because many factors influencing the supply of, and demand for, vessel capacity (including the supply and demand for the products transported by LPG carriers and tankers) are unpredictable, the timing, direction and degree of changes in these markets are also unpredictable. Deterioration of charter rates resulting from various factors relating to the cyclicality and volatility of our business may adversely affect our ability to profitably charter or re-charter our vessels or to sell our vessels on a profitable basis. This could negatively impact our operating results, liquidity and financial condition.
For a discussion of factors impacting charter rates in the LPG carrier industry, refer to “—Charter rates for LPG carriers are volatile and cyclical in nature. A decrease in LPG carrier charter rates may adversely affect our business, financial condition and operating results”.
For a discussion of factors impacting charter rates in the tanker industry, refer to “—Charter rates for tankers are volatile and cyclical in nature. A decrease in tanker charter rates may adversely affect our business, financial condition and operating results” and affecting the supply of tanker vessel capacity, see “—An oversupply of tanker vessel tonnage may result in a prolonged period of depressed charter rates or further reduce the same when they occur, which may limit our ability to operate our vessels profitably.” These factors are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes in charter rates. Any of these factors could have a material adverse effect on our business, financial condition and operating results.
We are exposed to fluctuating demand, supply and prices for LPG and refined petroleum products and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.
Our growth significantly depends on continued growth in worldwide and regional demand for the products we transport and their carriage by sea, which could be negatively affected by several factors, including declines in prices for such products or general political, regulatory and economic conditions.
In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving forces behind increases in shipping trade and the demand for marine transportation. While China in particular has enjoyed rates of economic growth significantly above the world average, slowing economic growth rates, may reduce the country’s contribution to world trade growth. If economic growth continues to slow down in China, India or other countries in the Asia Pacific region, particularly in sectors of the economy related to the products we transport, we may face decreases in shipping trade and demand. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. Furthermore, a slowdown in the economies of the United States or the European Union, or certain other Asian countries may also have adverse impacts on economic growth in the Asia Pacific region. Therefore, a negative change in the economic conditions of any of these countries or elsewhere may reduce demand for our vessels and their associated charter rates, which could have a material adverse effect on our business, financial condition and operating results, as well as our prospects.
Supply and demand for the products our vessels transport is sensitive to the price of oil, which is usually volatile. During 2024, the price of Very Low Sulphur Fuel Oil (“VLSFO”) in Singapore ranged from a peak of $656 per metric ton in February 2024 to a low of $548 per metric ton in December 2024 and a peak of $604 per metric ton in January 2025 to a low of $424 per metric ton in December 2025. Volatility in 2025 was moderate, despite continued heightened geopolitical tension, including the expansion and tightening of sanctions against Russia and Belarus in connection with its invasion of Ukraine. The price of VLFSO in Singapore ranged from a peak of $604 per metric ton in January 2025 to a low of $424 per metric ton in December 2025. In March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, including strikes by Iran on energy infrastructure in a number of other Middle Eastern countries and related disruption of shipping in the Persian Gulf and the substantial closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil, petroleum products and LPG may be significantly constrained for some period of time. On April 7, 2026, a two-week cease fire in the war between Iran and the U.S. and Israel was announced. The impact of this temporary cease fire, including whether its duration will hold or be extended, is uncertain, including the extent to which it may eliminate conditions that have supported energy prices and high charter rates for vessels that initially had resulted after the outbreak of the war. The resulting volatility in the market for crude oil, petroleum products and LPG and in the product tanker and LPG carrier charter markets, could result in lower product tanker and LPG carrier charter rates and adversely affect our business. As of March 25, 2026, the price of VLSFO in Singapore was $895 per metric ton. For further details on the Russian sanctions, see “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.”

Certain additional factors may influence the price of oil and therefore supply and demand for the products we transport. For example, sustained periods of low oil prices typically result in reduced exploration and extraction because oil companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices, a fact which could limit oil supply and lead to increases in crude oil and refined petroleum product prices. Consumer demand for crude oil and refined petroleum products, and as a result crude oil and refined petroleum product prices, could also be affected by a shift towards other (renewable) energy resources such as wind energy, solar energy, nuclear energy, electricity or water energy. There is growing evidence of softening global demand for oil products, including LPG and refined petroleum products, due to, among other factors, persistent inflationary pressures, the impact of higher interest rates and deteriorating macroeconomic outlooks in certain of the regions we operate in, such as Europe, which has experienced a decline in manufacturing and industrial activity. Changes in oil supply balance and oil prices, or the supply balance and prices of products derived from oil, can have a material effect on demand for LPG and refined petroleum product shipping services. While seaborne LPG trade is expected to continue to grow and remain relatively resilient compared to other oil products, the price of oil is likely to remain volatile as the market continues to adjust in changing patterns in supply and demand. In particular, changes to the trade patterns or trade routes of the products we transport may have a significant negative or positive impact on demand for miles, and therefore the demand for our LPG carriers and tankers. Additionally, trade routes for LPG carriers and tankers have been disrupted by escalating attacks on vessels in the Persian Gulf and Strait of Hormuz as a result of the outbreak of war in Iran between Iran, U.S. and Israel.  For further details, see “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business.” Periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels being idle for long periods of time, which could reduce our revenues and materially harm the profitability of our business and/or segments, operating results and/or available cash. As noted above, the global economy and demand for LPG and refined petroleum products continue to adapt to disruptions in oil supply due to Russia’s invasion of Ukraine and related sanctions and the market may enter a period of oversupply of oil products as demand shows signs of weakening compared year 2025 to year 2024, which may have a material effect on demand for LPG carriers and tanker shipping services, and, consequently, on our business, financial condition, cash flows and operating results. See also “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business.”
Worldwide inflationary pressures could negatively impact our results of operations and cash flows.
Over the course of 2025, inflationary pressures across many sectors globally continued to weigh on economic activity, though to a lesser extent than in 2023. The U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose slightly to 3.0% in September 2025 up from 2.9% in December 2024, before decreasing slightly to 2.7% in December 2025. The ongoing effects of inflation on the supply and demand of the products we transport could alter demand for our services and reduced economic activity due to governmental responses to persistent inflation in any of the regions in which we operate could cause a reduction in trade by altering consumer purchasing habits and reducing demand for the products we carry. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be adversely affected. Alternatively, if inflation fails to abate in 2026, we could experience persistently high operating, voyage and administrative costs. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results. For additional information, see “—We are exposed to fluctuating demand, supply and prices for LPG and refined petroleum products and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.”

Global economic and financial conditions may negatively impact the sectors of the shipping industry in which we operate, including the extension of credit.
As the shipping industry is highly dependent on economic growth and the availability of credit to finance and expand operations, it may be negatively affected by a decline in economic activity or a deterioration of economic growth and financial conditions. Various factors may impact economic growth and the availability of credit, including those discussed in “—We are exposed to fluctuating demand, supply and prices for LPG products and refined petroleum products and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.” and “—Worldwide inflationary pressures could negatively impact our results of operations and cash flows.”
A decline in economic activity or a deterioration of economic growth and financial conditions may have a number of adverse consequences for the sectors of the shipping industry in which we operate, including, among other things:
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
Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charters and is an important factor in negotiating charter rates. Bunker prices have increased significantly since 2021, starting at $415 per metric ton in January 2021 and reaching a high of $1,100 per metric ton in July 2022, before declining to a still elevated price of $617 per metric ton by the end of December 2022. This volatility was in part attributable to the eruption of armed conflict in Ukraine. In 2023, bunker rates demonstrated decreasing volatility as the market adapted to the conflict in Ukraine, with the price for VLSFO in Singapore reaching a high of $687 per metric ton in November 2023 which decreased to around $615 per metric ton by the end of December 2023. Regarding 2025, volatility on bunker prices has been low compared to the levels that were recorded in 2024. The price of VLSFO in Singapore reached a high of $604 per metric ton in January 2025 which decreased to $424 per metric ton in December 2025, but uncertainty regarding its future direction remains. In addition, the conflict in the Middle East, including recent maritime incidents in and around the Red Sea, could cause disruptions to the production and supply of oil, and therefore fuel, with adverse impacts on the price of VLSFO in 2026 and 2027. As a result, our bunker costs for our vessel when off-hire, idling, or operating in the spot voyage charter market have increased substantially in recent years and may continue to increase, which could have an adverse impact on our operating results and cash flows.
Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business.
We conduct most of our operations outside of the United States and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that has been and is likely to continue to be adversely impacted by the effects of geopolitical developments, including political instability or conflict, terrorist attacks or international hostilities.

Currently, the world economy faces a number of challenges, including tensions between the United States and China, new and continuing turmoil and hostilities in Russia, Ukraine, the Middle East, including the war in Iran (and such as recent maritime incidents in and around the Red Sea and up to 600 nautical miles off the East African coast) and other geographic areas and countries, continuing economic weakness in the European Union and slowing growth in China and the continuing threat of terrorist attacks around the world.
In particular, the armed conflict between Russia and Ukraine and a severe worsening of Russia’s relations with Western economies has disrupted global markets, contributing to shifts in trading patterns and trade routes for products, including LPG, which may continue into the future. These changes are due in part to the imposition of sanctions against Russia and Belarus by various governments, which have contributed to increased volatility in the price of energy and other products. The instability in Venezuela and the outbreak of war in Iran, including restrictions on transit of ships through the Strait of Hormuz, has and may continue to disrupt the supply of energy products including oil, and shipping of refined petroleum products and LPG.  These circumstances have led to an increase in the length of LPG and oil tanker voyages and sanctions have resulted in elimination of some vessels that are engaged in sanctioned activity from the available fleet. These factors resulted in fleet inefficiencies and support for LPG and tanker charter rates, which may not continue. The factors influencing the supply of and demand for LPG and tanker shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. See “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares”, “—Worldwide inflationary pressures could negatively impact our results of operations and cash flows”, “—We are exposed to fluctuating demand, supply and prices for LPG products and refined petroleum products, and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.” and “—Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business”.
Geopolitical conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. An attack on one of our vessels or merely the perception that our vessels are a potential piracy or terrorist target could have a material adverse effect on our business, financial condition and operating results. Notably, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen, which armed Houthi groups have claimed responsibility for. These groups have stated that these attacks are a response to the Israel-Hamas conflict. While initially Israeli and US-linked vessels were thought to be the primary targets of these attacks, vessels from a variety of countries have been the subject of these incidents, including vessels flying the Marshall Islands flag. As a result of these attacks, certain vessels have sunk, been set alight and suffered other physical damage and crew injuries and fatalities have occurred, leading to heightened concerns for crew safety and security, as well as trade disruption. An increasing number of companies have rerouted their vessels to avoid passage through affected areas and are now completing their trades via alternative routes, such as through the Cape of Good Hope, incurring greater shipping costs and delays, as well as the costs of security measures. Though governments including the United States and United Kingdom have responded with air strikes against the hostile groups believed to be responsible for these attacks, the continuation or escalation of the conflict may drive the foregoing costs and risks higher. Any physical damage to our vessels or injury or loss of life of any of the individuals onboard our vessels could result in significant reputational damage or operational disruption, the exact magnitude of which cannot be estimated with certainty at this time. In addition, recently Iran has threatened to attack vessels, mine or otherwise close the Strait of Hormuz as a result of the war in Iran, which may have similar effects. There can be no assurance regarding the precise nature, expected duration or likely severity of these maritime incidents. Future hostilities or other political instability in regions where our vessels trade could also negatively affect the shipping industry by resulting rising costs and changing patterns of supply and demand, as well as our trade patterns, trade routes, operations and performance.

Further, if attacks on vessels occur in regions designated by insurers as “war risk” zones, or listed by the Joint War Committee (“JWC”) as areas of heightened risk for war, strikes, terrorism, or related perils, the premiums payable for such coverage could increase significantly. In some cases, such insurance coverage may become more difficult to obtain, or unavailable altogether. As of March 3, 2026, the JWC’s Listed Areas included parts of the Southern Red Sea, Gulf of Aden, and Black Sea, as well as the coastal waters of Yemen, Israel, Iran, Somalia, Nigeria, Libya, Bahrain, Djibouti, Kuwait, Oman and Qatar, among others. Insurance costs for vessels with links to the United States, United Kingdom or Israel have already increased as a result of attacks in and around the Red Sea, with such vessels reportedly seeing significant increases in their war risk premium relative to other vessels transiting through the Red Sea, and should these attacks continue or become indiscriminate, we could similarly experience a significant increase in our insurance costs and/or we may not be adequately insured to cover losses from these incidents. See also “—Our business has inherent operational risks, which may not be adequately covered by insurance.” Crew costs, including costs that may be incurred to the extent we employ onboard security guards, could also increase due to acts of piracy or other maritime incidents, including attacks on vessels. Our customers could also suffer significant losses, impairing their ability to make payments to us under our charters. Any of the foregoing factors could have an adverse effect on our business, results of operations, financial condition and cash flows.
The threat of future terrorist attacks around the world also continues to cause uncertainty in the world’s financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including continuing unrest in Syria and Iran and relating to the Israel-Hamas conflict and recent attacks on vessels in and around the Red Sea which armed Houthi groups have claimed responsibility for, as well as the overthrow of Afghanistan’s democratic government by the Taliban, may lead to additional acts of terrorism and armed conflict around the world. This may contribute to further economic instability in the global financial markets and international commerce. Additionally, the outbreak of war in Iran, has and may continue to affect the shipping industry, including restrictions on the ability of ships to transit the Strait of Hormuz and attacks on vessels in the Persian Gulf and throughout the region. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. See also “—Acts of piracy or other attacks on ocean-going vessels, including due to geopolitical conflicts, could adversely affect our business.”
Geopolitical conditions in the shipping industry have also been significantly impacted by GPS jamming and spoofing. These practices pose serious risks to navigation systems, particularly in high-risk areas such as the Strait of Hormuz, Black Sea, Eastern Mediterranean, Red Sea and other regional hotspots. As new jamming hubs emerged in 2025 in Sudan, Djibouti, and the Black Sea–Gulf of Guinea corridor and 13 European coastal nations and Iceland issued a joint warning in January 2026 over growing GNSS interference in the Baltic and North Sea. The scale has also grown dramatically over 10,000 vessels were affected in Q2 2025 alone, an eightfold increase over the prior quarter. This particular issue may impose additional costs, as it might be considered necessary to provide vessels with additional navigational equipment to countermeasure jamming and spoofing.

Separately, protectionism has been and continues to be on the rise globally. For example, in Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of various Eurosceptic parties, which advocate for their countries to leave the European Union and/or adopt protectionist policies. These parties are increasingly popular in various European countries, including major European economic powers such as Germany and France. The withdrawal of the United Kingdom from the European Union has increased the risk of additional trade protectionism and has created supply chain disruptions. The United States has similarly seen a rise in protectionist policies. For example, in 2018, China and the United States each began implementing increasingly protective trade measures, including significant tariff increases, in a trade war between these countries.
Recently, the U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries. Additionally, new tariffs have been imposed by the second Trump administration on imports from Canada, Mexico and China as well as on imports of steel and aluminum. The United States has recently imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, including tariffs aggregating 104% on imports from China, which have resulted in other countries imposing additional tariffs on imports from the U.S., including additional tariffs of 125% on imports from the U.S., announced by China, and is likely to continue to result in more retaliatory tariffs. On April 9, 2025, the U.S. announced a temporary pause on its tariffs applicable to many countries, while increasing the tariffs applicable to imports from China, with the U.S. subsequently announcing the imposition of substantial tariffs, well in excess of the blanket 10% tariff threshold previously announced, on numerous countries and specific goods effective from August 2025.

A ruling by the U.S. Supreme Court in February 2026 invalidated many of the tariffs imposed by the U.S. administration in 2025, however, the U.S. administration immediately imposed new tariffs based on different statutory authority. The U.S. administration has and is expected to continue to broadly impose tariffs, which has led, and could lead to further, corresponding punitive actions by the countries with which the U.S. trades. It is unknown whether and to what extent such new tariffs (or other new laws or regulations which may be adopted) will affect us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse effect on our business, results of operations and financial condition. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China, Canada, Mexico and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China, which could adversely and materially affect our business, results of operations, and financial condition.
The U.S. has recently implemented increased port fees targeting Chinese-built, owned, or operated vessels. These fees may also apply to operators whose fleets include Chinese-built vessels or have significant ties to Chinese shipyards. Depending on vessel size and cargo volume, charges could reach up to $1.5 million per U.S. port call. These measures took effect on October 14, 2025, with phased increases scheduled through 2028. In response, China imposed reciprocal port fees on U.S.-linked vessels, further escalating trade tensions. On October 30, 2025, the U.S. and China each announced that these port fees would be suspended for a one-year period. Our vessels were not built in China and we have no current newbuilding orders at Chinese shipyards. It is unknown the effect that these port fees, the implementation of which remains unclear, will have on us and our fleet or our industry generally.
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
We are new entrants to the competitive tanker and LPG shipping sector and may face difficulties in establishing our business.
Our LPG carrier-owning subsidiaries entered into the LPG shipping business in the third quarter of 2025 and we entered the tanker shipping business in the second quarter of 2025 with the spin-off completion, which certain of our previously owned subsidiaries had operated in from 2021 until April 2025. As new entrants to the tanker and LPG shipping businesses, we may struggle to establish market share and broaden our customer base for our operations in these highly competitive markets due to our lesser-known reputation, while incurring operating costs associated with the operation and upkeep of our tankers and LPG carriers. In addition, we compete with various companies that operate larger fleets and may be able to offer more competitive prices and greater availability and diversity of vessels, all while achieving economies of scale in their fleet operating costs. Due in part to the fragmented tanker and LPG carrier markets, existing or additional competitors with greater resources may enter or grow their positions in the tanker and LPG carrier sector through consolidations or acquisitions and could operate more competitive fleets, causing us to lose or be unable to gain market share. Any of these competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us.
Further, we likely possess less operational expertise relative to more experienced competitors and, in general, are more heavily reliant on the knowledge and services of third-party managers for our commercial success. As of the date of this Annual Report, our manager, Castor Ships has the technical management of all of our vessels, the M/T Wonder Mimosa, LPG Dream Syrax and LPG Dream Terrax, since June 7, 2023, September 3, 2025 and March 13, 2026, respectively. Any failure by us or Castor Ships to partner with third-party providers with the appropriate expertise to effectively deliver our services could tarnish our reputation as a vessel operator and impact the growth of our business, our financial condition and operating profits.

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

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. A spill, either of bunker oil on our vessel or oil products cargo carried by our tankers, or an accidental release of other hazardous substances from our vessels, could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages, as well as third-party damages.
Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental incident may harm our reputation as a safe and reliable operator, which could have a material adverse effect on our business, cash flows, financial condition, and operating results.
In addition to the foregoing risks, the operation of LPG carriers and tankers presents unique operational risks. See “—The operation of LPG carriers has unique operational risks associated with the transportation of liquefied petroleum gases.” In addition to the foregoing risks, the operation of tankers and transportation of oil presents unique operational risks. See “—The operation of tankers has unique operational risks associated with the transportation of refined petroleum products.”
Acts of piracy or other attacks on ocean-going vessels, including due to geopolitical conflicts, could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and, in particular, the Gulf of Aden off the coast of Somalia and the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Pirate activity is also intermittent off the coast of Eastern Malaysia and a number of oil cargo seizures have occurred there. Sea piracy incidents continue to occur with LPG carrier and tanker vessels particularly vulnerable to such attacks. Acts of piracy may result in death or injury to persons or damage to property. In addition, crew costs, including costs of employing on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. See also “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business” and “—Our business has inherent operational risks, which may not be adequately covered by insurance.”

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
Certain countries (including certain regions of Ukraine, Russia, Belarus, Cuba, Iran, North Korea and Syria), entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the European Union and other jurisdictions, and a number of those countries have been identified as state sponsors of terrorism by the U.S. Department of State. In particular, sanctions imposed in relation to the Russian invasion of Ukraine have created significant disruptions in the global economy and in the shipping industry. Since Russia’s invasion of the Ukraine in 2022, economic sanctions have been imposed by the United States, the European Union, the United Kingdom and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. Certain of these sanctions have targeted the Russian oil and petroleum industry and in particular, the transport of Russian crude oil and refined petroleum products by maritime vessels. Several jurisdictions, including the United States, the United Kingdom, European Union and Canada, have adopted import bans of Russian energy products, such as crude oil and refined petroleum products. The United Kingdom and European Union have also introduced export restrictions, which capture the provision of maritime vessels and supplies to or for use in Russia. They have also imposed additional restrictions on providing financing, financial assistance, technical assistance and brokering or other services that would further the provision of vessels to or for use in Russia. For example, the United Kingdom has barred the provision of ships or services, including shipping services, facilitating the maritime transport of Russian crude oil, with effect from December 5, 2022, and refined oil products, with effect from February 5, 2023. The Group of Seven nations and the European Union have also imposed a price cap of $60 per barrel on Russian crude oil with effect from December 5, 2022 and introduced a separate price cap on refined petroleum products with effect from February 5, 2023. In October 2023, the United States also introduced sanctions against 50 tanker vessels with ties to the Russian oil trade, significantly impeding such vessels’ abilities to load cargoes, and has imposed sanctions against at least two companies and their tankers for breaching the $60 per barrel price cap on Russian crude oil. In June 2024, the Council of the European Union introduced a new package of sanctions on Russian oil, including a new measure targeting specific vessels contributing to Russia’s war against Ukraine, which are subject to a port access ban and a ban on the provision of services; so far, the EU has placed 79 vessels on this list, including tankers transporting Russian oil and performing dangerous and illegal shipping practices. On January 15, 2025, the U.S. Department of Treasury introduced new sanctions on two Russian oil producers as well as 183 vessels that have shipped Russian oil in violation of existing sanctions. These and other recent sanctions efforts by the United States, the European Union and United Kingdom have focused on preventing the circumvention of sanctions against Russia. These restrictions may affect our current or future charters.
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
As a result of these bans and related trade sanctions, many consumers of crude oil and refined petroleum products have sought out alternative sources of these products and trade patterns and trade routes for crude oil and refined petroleum products have changed. For example, the United States has emerged as a major producer of crude oil, refined petroleum products and natural gas liquids, producing record amounts of oil in 2023 that have helped to offset supply constraints due to Russia’s exclusion from the market and strong demand for exported crude oil. The prices of crude oil, refined petroleum and LPG-related products have increased and remained elevated as a result of these bans and related trade sanctions, though record production by the United States has exerted downward price pressure. Increases in the price of oil, refined petroleum and LPG products have and are likely to affect adversely global oil demand and reduce worldwide oil transport should they continue. While global shipping rates of oil have generally increased since the commencement of Russia’s invasion of Ukraine, especially because of increased ton mile demand due to changing trading patterns and the banning of Russian oil tankers by several countries, it is uncertain what the ultimate result will be on our business and financial position. However, due to their effect on the global market for petroleum products, current or additional sanctions could have a material adverse impact on our business, cash flows, financial condition and operating results. We will keep monitoring the events in the Ukraine war and the possibility of the cessation of the hostilities between the two nations.

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
Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the governments of the United States, the European Union, and/or other international bodies. Further, it is possible that, in the future, our vessels may call on ports located in sanctioned jurisdictions on charterers’ instructions, without our consent and in violation of their charter party. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels. As a result, we may be required to terminate existing or future contracts to which we, or our subsidiaries, are party.
We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws, and have adopted a code of business conduct and ethics. However, we are subject to the risk that we, or our affiliated entities, or our or our affiliated entities’ respective officers, directors, employees or agents actions may be deemed to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions. As of March 25, 2026, to the best of our knowledge, we are not aware of any incidents that would be deemed to have been in violation of such anti-corruption laws.
If we, our affiliated entities, or our or their respective officers, directors, employees and agents, or any of our charterers are deemed to have violated economic sanctions and embargo laws, or any applicable anti-corruption laws, our results of operations may be adversely affected due to the resultant monetary fines, penalties or other sanctions. In addition, we may suffer reputational harm as a result of any actual or alleged violations. This may affect our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories in which we operate. Any of these factors could adversely affect our business, financial condition, and operating results.
Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management and adversely affect our business, results of operations or financial condition as a result.
We may use artificial intelligence (“AI”) to grow and manage our business. This technology and the rapid advancement of AI present both opportunities and significant risks to our operations.
We may deploy AI-enabled tools to optimize operations and performance monitoring, including vessel deployment, fuel efficiency, routing, and overall utilization, with the objective of supporting better decision-making and targeting an improvement in our operations. However, there can be no assurance that we will be successful in leveraging AI to support our business. AI-related challenges include compliance with emerging laws and regulations, ethical and legal issues, reputational harm from potential system failures, and risks associated with third-party vendors employing AI. The complexity and rapid evolution of AI technologies further amplify these risks, potentially exposing the organization to regulatory penalties, reputational damage, or operational disruptions.
While we are committed to using AI responsibly, as well as ensuring compliance with applicable laws and ethical standards, the inherent complexity and pace of change may result in unforeseen challenges. Key areas of concern include data privacy, data protection, ethical AI use, and intellectual property. Additionally, failure to adapt to technological advancements may negatively impact our competitive position.

Global public health threats can affect the seaborne transportation industry, which could adversely affect our business.
Public health threats or widespread health emergencies, such as the COVID-19 pandemic, influenza and other highly communicable diseases or viruses (or concerns over the possibility of such threats or emergencies) could lead to a significant decrease in demand for the transportation of the products carried by our vessels. In recent years, our business has from time to time been impacted by various public health emergencies in various parts of the world in which we operate, most notably the COVID-19 pandemic. While most countries around the world have removed restrictions implemented in response to the COVID-19 pandemic, the emergence of new public health threats or widespread health emergencies, whether globally or in the regions in which we operate, may result in new restrictions, lead to further economic uncertainty and heighten certain of the other risks described in this Annual Report. In particular, such events have and may also in the future adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in dry-dock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence. Any public health threat or widespread health emergency, whether widespread or localized, could create significant disruptions in our business and adversely impact our business, financial condition, cash flows and operating results.
A cyber-attack could materially disrupt our business and may result in a significant financial cost to us.
We rely on information technology systems and networks in our operations, our vessels and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. As cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, including the risk associated with the use of emerging technologies, such as AI and quantum computing for nefarious purposes, there can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, to steal data, or to ask for ransom. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release, alteration or unavailability of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and operating results. In addition, the unavailability of our information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and operating results to suffer.
In 2017, the IMO adopted Resolution MSC.428(98) on Maritime Cyber Risk Management, which encourages administrations to ensure that cyber risks are appropriately addressed in Safety Management Systems (SMS) no later than the first annual verification of our Document of Compliance (DOC) after January 1, 2021. The U.S. Coast Guard also issued non-binding guidance in February 2021 on incorporating cyber risk into a vessel’s SMS. While we are currently in compliance with the requirements of Resolution MSC.428(98), the cybersecurity measures we maintain may not be sufficient to prevent the occurrence of a cybersecurity attack or incident. Any inability to prevent security breaches—including those involving our third-party vendors, suppliers, or counterparties—or any failure to adopt or maintain appropriate cybersecurity risk management and governance procedures could cause existing or prospective clients to lose confidence in our IT systems and could adversely affect our reputation, cause losses to us or our customers, and/or damage our brand. On April 4, 2025, the IMO issued updated guidance under IMO Circular MSC-FAL.1/Circ.3/Rev.3, emphasizing the importance of proactive cyber risk governance, digital asset inventories, and incident recovery planning aligned with international standards such as ISO/IEC 27001, which we successfully obtained on April 10, 2025. Compliance with these evolving standards may require us to implement additional procedures for managing cybersecurity risks, which could result in increased expenses and/or capital expenditures. The impact of such regulations is difficult to predict at this time.

The risks associated with informational and operational technology incidents have increased in recent years given the increased prevalence of remote work arrangements, and may be further heightened by geopolitical tensions and conflicts, such as the ongoing conflict between Russia and Ukraine. State-sponsored Russian actors have taken and may continue to take retaliatory actions and enact countermeasures against countries and companies that have divested from or curtailed business with Russia as a result of Russia’s invasion of Ukraine and related sanctions imposed on Russia. See “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares” for further information on these sanctions. This includes cyber-attacks and espionage against other countries and companies in the world, which may negatively impact such countries in which we operate and/or companies to whom we provide services or receive services from. Any such attacks, whether widespread or targeted, could create significant disruptions in our business and adversely impact our financial condition, cash flows and operating results.
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
A vessel must undergo annual, intermediate, and special surveys in accordance with IMO regulations. Machinery may be placed on a Continuous Machinery Survey (CMS) cycle, under which it is inspected periodically over a five-year period. We expect our vessels to follow a special survey cycle for hull inspections and a continuous survey cycle for machinery. Vessels are also required to be dry-docked, or inspected by approved divers, every two to three years for underwater inspections. The M/T Wonder Mimosa, being 20.0 years old as of March 25, 2026 and subject to the Enhanced Survey Program (ESP), is required to be dry-docked every two to three years. Additionally, it is subject to the Condition Assessment Program (CAP), which applies to tankers over 15 years old. Achieving a CAP 1 rating—often required by charterers—may necessitate significant steel renewal and other structural improvements to meet the highest standards of vessel condition.
While we believe that we have adequately budgeted for compliance with all currently applicable safety and other vessel operating requirements, newly enacted regulations applicable to us and its vessels may result in significant and unanticipated future expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, cash flows, financial condition and operating results.

We are subject to international laws and regulations and standards (including, but not limited to, environmental standards such as IMO 2020 for the low sulfur fuels and the International Ballast Water Convention for discharging of ballast water), as well as to regional requirements, such as European Union and U.S. laws and regulations for the protection of the environment, each of which may adversely affect our business, results of operations, and financial condition. In particular, new short-, medium- and long-term measures developed by the IMO, the European Union and other entities to promote decarbonization and the reduction of GHG emissions may adversely impact our operations and markets.
Our operations are subject to numerous international, regional, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of certain of these laws, regulations and standards. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the profitability, resale value and useful lives of our vessels. These costs could have a material adverse effect on our business, cash flows, financial condition, and operating results. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
Environmental laws can impose strict liability for emergency response, remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we are negligent or at fault. See “—Risks involved in operating ocean-going vessels could affect our business and reputation.” and “The operation of tankers has unique operational risks associated with the transportation of oil” and “—The operation of LPG carriers has unique operational risks associated with the transportation of liquefied petroleum gases.”
In connection with IMO 2020 regulations and requirements relating to fuel sulfur levels, as of the date of this Annual Report, we have transitioned to burning IMO compliant fuels as none of our vessels are equipped with scrubbers (also known as Exhaust Gas Cleaning Systems). As a result, these vessels currently utilize VLSFO containing up to 0.5% sulfur content. Beginning May 1, 2025, in accordance with the Mediterranean Emission Control Area (“ECA”) designation under MARPOL Annex VI, our vessels will burn Ultra Low Sulfur Fuel Oil (“ULSFO”) with a maximum sulfur content of 0.1% while operating in the Mediterranean region. Notably, low sulfur fuel is more expensive than standard high fuel oil and may become more expensive. The price of VLSFO in Singapore ranged from a peak of $656 per metric ton in February 2024 to a low of around $547 per metric ton in December 2024. As of March 25, 2026, the price of VLSFO in Singapore was around $895 per metric ton, but uncertainty regarding its future direction and the availability of VLSFO remains. For further information, see “—Increases in bunker prices could affect our operating results and cash flows.”
The IMO has also imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard involves installing onboard systems to treat ballast water and eliminate unwanted organisms. All of our vessels are equipped with a ballast water treatment system and therefore are currently in compliance with this regulation.
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

In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to the MARPOL Annex VI that will require ships to reduce their carbon dioxide and GHG emissions. These requirements combine technical and operational approaches to improve the energy efficiency of ships for future GHG reduction measures. Beginning January 1, 2023, each vessel is required to comply with the new Energy Efficiency Existing Ship Index (“EEXI”). Furthermore, from 2023 to 2026, each vessel must initiate the collection of data for the reporting of its annual operational Carbon Intensity Indicator (“CII”) and CII rating. The IMO is required to review the effectiveness of the implementation of the CII and EEXI requirements by January 1, 2026 at the latest. Prior to the implementation of the new regulations under revised Annex VI of MARPOL, official calculations and estimations suggested that merchant vessels built before 2013, including some of our older vessels, may not fully comply with the EEXI requirements. Therefore, to ensure compliance with EEXI requirements many owners/operators may choose to limit engine power rather than apply energy-saving devices and/or effect certain alterations on existing propeller designs, as the reduction of engine power can be a less costly solution than these measures. As of the date of this Annual Report, official calculations had determined that all of our vessels were in compliance with the EEXI requirements.
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
Further, on January 27, 2021 the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in U.S. federal waters. While leasing has since resumed, a record low of just three offshore lease sales over the next five years were unveiled in September 2023. However, leasing for oil and gas drilling in federal waters remains a contentious political issue, with certain states and Republicans in U.S. Congress pushing for increased leasing. On January 6, 2025, the Biden administration issued an executive order prohibiting new oil and gas leases in offshore areas, and President Trump then issued an executive order seeking to revoke it.
On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels. The 2023 United Nations Climate Change Conference (“COP28”) in Dubai called for, among other measures, a swift transition from fossil fuels and deep GHG emission cuts and a tripling of renewable energy capacity by 2030. The 2024 United Nations Climate Change Conference (“COP29”) in Baku, Azerbaijan called for, among other measures, mitigating actions that would keep the Paris Agreement’s temperature goals on track through rapid and sustained emissions reductions globally. On January 20, 2025, the U.S. administration signed an Executive Order initiating the withdrawal of the United States from the Paris Agreement. This decision introduces uncertainty regarding future U.S. climate policy and international commitments, which may affect global regulatory frameworks and investment flows. At 2025 United Nations Climate Change Conference (“COP30”), held in Belém, Brazil, parties adopted the Global Mutirão decision as part of the Belém Political Package, reinforcing Paris Agreement objectives. Key outcomes included the launch of the Baku-to-Belém Climate Finance Roadmap, targeting mobilization of approximately $1.3 trillion annually by 2035, approval of a new Gender Action Plan, and progress on Article 6 carbon market mechanisms. However, consensus on a global fossil fuel phase-out was not achieved, although Brazil announced a separate initiative to advance this goal.
Failure to adapt to evolving climate policies, carbon pricing mechanisms, and international trade measures could result in increased compliance costs, restricted market access, and reputational risks. These developments may materially and adversely affect our operations, financial condition, and long-term growth prospects.
The foregoing regulations represent a growing trend towards “green” or sustainable sources of energy and increasing intervention by certain governments to impose more stringent emissions regimes. These regulations have had, and will continue to have, an impact on demand for LPG, oil and refined petroleum products, as well as increase our costs of operation, any of which could have an adverse effect on our business and operating results.

Developments in safety and environmental requirements relating to the recycling and demolition of vessels may result in escalated and unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships being recycled once they reach the end of their operational lives do not pose any unnecessary risks to the environment, human health and safety. On November 28, 2019, the Hong Kong Convention was ratified by the required number of countries and entered into force on June 26, 2025, as the ratifying states represent 40% of world merchant shipping by gross tonnage after the ratification by Bangladesh and Liberia in June 2023. The Republic of the Marshall Islands ratified this Hong Kong Convention in January 2024. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, the use or installation of which are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. When implemented, the foregoing requirement may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, cash flows, financial position and operating results.
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
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
We expect that our vessels will call in ports in areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel, with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.
We are subject to international safety standards and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the International Safety Management Code, or the ISM Code, promulgated by the IMO under the SOLAS Convention (each as defined in “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry—International Maritime Organization”). The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for the safe operation of vessels and describing procedures for dealing with emergencies. In addition, vessel classification societies impose significant safety and other requirements on our vessels. Failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports, and have a material adverse effect on our business, financial condition and operating results.

Maritime claimants could arrest our vessels, which could interrupt our cash flow and business.
Crew members, suppliers of goods and services to a vessel, shippers and receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through judicial proceedings. The arrest or attachment of our vessels, if not timely discharged, could have significant ramifications for us, including off-hire periods and/or potential cancellations of charters, high costs incurred in discharging the maritime lien, other expenses to the extent such arrest or attachment is not covered under our insurance coverage, breach the covenants in our future credit facilities and reputational damage. This in turn could negatively affect the market for our shares and adversely affect our business, financial condition, results of operations, cash flows and ability to service or refinance our debt. In addition, in jurisdictions where the “sister ship” theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we then own, compounding the negative effects of an arrest or attachment on us. Any of those occurrences could have a material adverse effect on our business, financial condition and operating results.
Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.
The government of a vessel’s registry could requisition for title or seize a vessel. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition a vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our business, cash flows, financial condition and operating results.
Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of the contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.
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
Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, adverse weather conditions, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential changes in tax rates or policies, and the potential for government expropriation of our vessels. See “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business” and “Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business” for further information regarding geopolitical circumstances which have or may impact insurance. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

We procure insurance for our vessels against those risks that we believe the shipping industry commonly insures against. This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which include environmental damage, pollution insurance coverage, crew insurance, and, in certain circumstances, war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per occurrence. In certain instances, we may be required by our pooling agreements to arrange for additional loss of hire cover.
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
Despite the above policies, we may not be insured in amounts sufficient to address all risks and we or our pool managers may not be able to obtain adequate insurance coverage for our vessels in the future or may not be able to obtain certain coverage at reasonable rates. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may enter into credit facilities that impose restrictions on the use of any proceeds we may receive from claims under our insurance policies.
Further, insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenues. Moreover, insurers may default on claims they are required to pay. Any of these factors could have a material adverse effect on our financial condition.
Risks Relating to the LPG Carrier Industry
Charter rates for LPG carriers are volatile and cyclical in nature. A decrease in LPG carrier charter rates may adversely affect our business, financial condition and operating results.
The LPG carrier industry is both cyclical and volatile in terms of charter rates, profitability and vessel values. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the products transported by LPG carriers. The degree of charter rate volatility among different types of LPG carriers has also varied widely. Further, because many factors (including the supply and demand for the products transported by LPG carriers) influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the LPG carrier market are also unpredictable.
The global economy and the LPG carrier industry have experienced significant disruptions as a result of Russia’s invasion of Ukraine and sanctions imposed in relation to such conflict. LPG carrier rates have been impacted by changing energy prices as a result of disruptions to energy production, trade patterns and trade routes, including shipping in the Black Sea, Persian Gulf and elsewhere. The continuation or further extension of economic sanctions, boycotts or otherwise may eventually result in a reduction in the supply of LPG available for transportation and could negatively impact charter rates over the longer term. For further details regarding Russian sanctions, see “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.”
Any deterioration of charter rates resulting from various factors relating to the cyclicality and volatility of our business, including those above, may adversely affect our ability to profitably charter or re-charter our LPG carriers or to sell our vessels LPG carriers on a profitable basis. In particular, a significant decrease in charter rates would cause asset values to decline. Any of the foregoing factors could negatively impact our operating results, liquidity and/or financial condition.
Future growth in the demand for our services will depend among others on changes in supply and demand, economic growth in the world economy and demand for LPG and LPG transportation relative to changes in worldwide fleet capacity.

The capacity of the world LPG carrier fleet appears likely to increase in the near term. However, future growth in the demand for LPG carriers, as well as the charter rates for such LPG carriers, depends on a variety of factors that may impact the supply of and demand for the products we transport. Factors that influence demand for LPG carrier capacity include, but are not limited to:
•	changes in the supply of vessel capacity for the seaborne transportation of LPG products, which is influenced by the following factors;

•	the available supply of LPG products;

•	the availability of financing for new and secondhand LPG carriers and shipping activity;

•	the number of newbuilding deliveries and the ability of shipyards to deliver newbuildings by contracted delivery dates and capacity levels of shipyards;

•	the scrapping rate of older vessels and secondhand LPG carrier values in relation to scrap prices;

•	the number of vessels that are out of service, as a result of vessel casualties, repairs and dry-dockings;

•	the number of conversions LPG carriers to other uses or conversions of other vessels to LPG carriers, as applicable;

•	port and canal congestion;

•	the speed of LPG carriers being operated;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	changes in LPG carrier prices;

•	any factors that affect the foregoing;

•	changes in the level of demand for seaborne transportation of LPG products, which is influenced by the following factors:

•	the level of production of LPG products in net export regions;

•	the level of demand for LPG products globally, and in particular, in net import regions such as Asia, Europe, Latin America and India;

•	regional availability of refining, liquefaction and deliquefaction capacity and inventories compared to geographies of oil and natural gas production and liquefaction and deliquefaction regions;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industry;

•	changes in the cost of petroleum and natural gas from which liquefied gases are derived;

•	prevailing global and regional economic conditions;

•
global and regional economic and political conditions and developments, including economic growth in global and local economies and the timeframe over which such growth occurs, demand for LPG carrier transport that exceeds capacity for such fleets worldwide, armed conflicts (such as Russia’s invasion of Ukraine or the armed conflict(s) in the Middle East, including the war with Iran and maritime incidents in and around the Red Sea, and the spread or worsening of any such conflicts) and terrorist activities, international trade sanctions, embargoes and strikes, particularly those that impact the regions or trade routes traveled by our vessels, the regions where the cargoes we carry are produced or consumed, or any similar events which would interrupt the production or consumption of liquefied gases and associated products;

•
developments in international trade, including national policies regarding strategic oil inventories (including the reduction or replenishment of strategic reserves and if strategic reserves are set at a lower level in the future as oil decreases in the energy mix), actions taken by OPEC and major oil and gas producers and refiners, as well a major LPG companies, and fluctuations in the profit margins of crude oil, refined petroleum products and/or LPG;

•	the distances between exporting and importing regions over which LPG products are to be transported by sea;

•	infrastructure to support seaborne LPG products trade, including pipelines, railways and terminals;

•
changes in seaborne and other transportation and distribution patterns, typically influenced by the relative advantage of the various sources of production, locations of consumption, opportunities for arbitrage, pricing differentials and seasonality;

•	changes to the arbitrage of certain LPG products in different countries, regions or continents;

•	currency exchange and interest rates;

•	changes in environmental and other regulations that may limit the production or consumption of LPG products;

•	competition from alternative sources of energy, such as natural gas, coal, hydroelectric power and other alternative sources of energy, and consumer demand for “green” or sustainable products;

•	inclement weather and/or natural catastrophes; and

•	epidemics and pandemics.

These factors are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes or their precise impact on our business. Any of these factors could have a material adverse effect on our business, financial condition and operating results.
The active fleet on the small LPG carrier vessels, which have similar characteristics to the ones we own, has remained largely stable with a marginal increase of 0.17% between 2024 and 2025 (from 582 to 583 vessels, respectively). Moreover, the orderbook of small LPG carrier vessels has remained at low levels with 10 vessels ordered in 2024.
A decline in the market values of our LPG carriers could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our future credit facilities and/or result in impairment charges or losses on sale.
The fair market values of LPG carriers have generally experienced high volatility based on a variety of factors. Factors which may affect the fair market values of our LPG carriers include, without limitation:
•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	the types, sizes and ages of the LPG carriers, including as compared to other LPG carriers in the market and as relates to environmental and energy efficiency;

•	supply of and demand for LPG carriers, including as a result of the competitive environment we operate in;

•	the availability and cost of other modes of transportation;

•	distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;

•	cost of new buildings;

•
speculative LPG carrier orders from peers during periods of low LPG carrier prices, thereby increasing the supply of LPG carrier capacity, satisfying demand sooner and potentially suppressing charter rates;

•	shipyard capacity;

•	governmental or other regulations, including those that may limit the useful life of LPG carriers;

•	the need to upgrade LPG carriers as a result of environmental, safety, regulatory or charterer requirements, technological advances in LPG carrier design or equipment or otherwise; and

•	the size of the LPG carrier market is small and illiquid resulting to only a limited number of vessel sales taking place on an annual basis.

In addition, when vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the supply of vessel capacity, satisfying demand sooner and potentially suppressing charter rates. To the extent we enter into any future facilities that require the maintenance of a certain percentage of the fair market values of the LPG carriers securing any future facility to the principal outstanding amount of the respective facility, a decline in the fair value of our LPG carriers could cause us not to be in compliance with such covenants. We have entered into facilities on these terms in the past.
Further, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, cash flows, financial condition and operating results. We may also incur losses and be unable to recoup part of our investment in our LPG carriers if we sell any LPG carrier at less than its book value due to unfavorable market or operating conditions.
The operation of LPG carriers has unique operational risks associated with the transportation of liquefied petroleum gases.
The operation of LPG carriers is inherently risky and presents unique operational risks. For example, an LPG release may cause significant environmental damage. Additionally, compared to other types of vessels, LPG carriers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and hazardous characteristics of LPG. Our crews could also be inadvertently exposed to escaped gases, which may pose a risk to their health and safety. As a result, the unique operational risks associated with the transportation of LPG could result in significantly more expensive insurance coverage and the associated costs of an LPG release or other health and safety incidents could exceed the insurance coverage available to us. Any of the foregoing factors may adversely affect our LPG carrier fleet, our cash flows and segment and overall operating results.
Risks Relating to the Tanker Industry
Charter rates for tanker vessels are volatile and cyclical in nature. A decrease in tanker charter rates may adversely affect our business, financial condition and operating results.
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Fluctuations in charter rates result from changes in the supply and demand for tanker capacity and changes in the supply and demand for vessel capacity and changes in the supply and demand for and refined petroleum products transported by our tanker vessel. Further, because many factors (including the supply and demand for the products transported by tankers) influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the tanker market are also unpredictable. Deterioration of charter rates resulting from various factors relating to the cyclicality and volatility of our business may adversely affect our ability to profitably charter or re-charter our vessels or to sell our vessels on a profitable basis. This could negatively impact our operating results, liquidity and financial condition.

Russia’s invasion of Ukraine, and more recently the war in Iran, has disrupted energy production, trade patterns and trade routes, including shipping in the Black Sea and elsewhere, and has impacted energy prices and tanker rates. For further details, see “—We are exposed to fluctuating demand, supply and prices for LPG products and refined petroleum products, and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.” and “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.”
Demand for tanker capacity is affected by the supply of and demand for oil products transported by such vessels, including refined petroleum products, which are transported by our tanker vessel. A variety of factors may impact the supply of and demand for refined petroleum products, including regional availability of refining capacity and inventories and competition from alternative sources of energy. Factors that influence demand for tanker vessel capacity include, but are not limited to:
•
global and regional economic and political conditions and developments, including economic growth in global and local economies and the timeframe over which such growth occurs, demand for tanker transport that exceeds capacity for such fleets worldwide, armed conflicts (such as Russia’s invasion of Ukraine or the armed conflict(s) in the Middle East, including the war in Iran and maritime incidents in and around the Red Sea, and the spread or worsening of any such conflicts) and terrorist activities, international trade sanctions, embargoes and strikes, particularly those that impact the regions or trade routes traveled by our vessels, the regions where the cargoes we carry are produced or consumed, or any similar events which would interrupt the production or consumption of liquefied gases and associated products;

•	regional availability of refining capacity and inventories compared to geographies of oil production regions;

•
developments in international trade, including national policies regarding strategic oil inventories (including the reduction or replenishment of strategic reserves and if strategic reserves are set at a lower level in the future as oil decreases in the energy mix), actions taken by OPEC and major oil producers and refiners and fluctuations in the profit margins of crude oil and refined petroleum products;

•	the distance over which refined petroleum products are to be moved by sea;

•
changes in seaborne and other transportation and distribution patterns, typically influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality;

•	alternative sources of energy, such as natural gas, coal, hydroelectric power and other alternative sources of energy;

•	environmental and other regulatory developments;

•	epidemics and pandemics;

•	natural catastrophes;

•	currency exchange and interest rates; and

•	the weather.

For a discussion of factors affecting the supply of tanker vessel capacity, see “—An oversupply of tanker vessel capacity may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.” These factors are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes in charter rates. Any of these factors could have a material adverse effect on our business, financial condition and operating results.

An oversupply of tanker tonnage may result in a prolonged period of depressed charter rates or further reduce the same when they occur, which may limit our ability to operate our vessels profitably.
Factors that influence the supply of tanker vessel capacity include:
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
The limited activity in the handy size tanker newbuilding market during 2024 and 2025 has continued during 2025, and, as result, the new contracting to active fleet ratio continues to remain at relatively low levels. The MR handy size tanker fleet growth up to December 31, 2025, was 0.78%. The total orderbook of handy size tanker vessels was 1.18% in 2024 and 0.90% up to December 31, 2025, with limited newbuilding deliveries expected mainly during the next two years.
Vessel supply will continue to be affected by the delivery of new vessels and potential orders of more vessels than vessels removed from the global fleet, either through scrapping or accidental losses. Furthermore, if sanctions against Russia persist, overaged vessels may continue trading as part of the shadow fleet, which could adversely affect the scrapping rate thus contributing to an oversupply of vessels. An oversupply of vessel capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail, which may have a material adverse effect on the profitability of our business, cash flows, financial condition and operating results.
The operation of tankers has unique operational risks associated with the transportation of oil.
The operation of tankers transporting refined petroleum products is inherently risky and presents unique operational risks. For example, an oil spill may cause significant environmental damage. Additionally, compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and hazardous characteristics of the refined petroleum products transported in tankers. Our crews could also be inadvertently exposed to the refined petroleum products that we transport or their byproducts, such as escaped gases, which may pose a risk to their health and safety. As a result, the unique operational risks associated with the transportation of oil could result in significantly more expensive insurance coverage and the associated costs of an oil spill or other health and safety incidents could exceed the insurance coverage available to us. Any of the foregoing factors may adversely affect our business, our cash flows and operating results.

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

Risks Relating to Our Company
We are dependent on a small number of charterers for substantially all of our revenues.
A small number of charterers have accounted for substantially all of our revenues and we expect this trend to continue in our operations. Indicatively, for the year ended December 31, 2024, we derived 100% of our operating revenues from one pool manager and for the year ended December 31, 2025, we derived 76% of our operating revenues from pool manager and the rest 24% from one charterer. While the majority of our vessels no longer participate in pools, we expect our credit concentration to remain significant because our LPG carrier and tanker vessels are chartered by a small number of charterers. All the charters for our fleet have fixed terms, but may be terminated earlier due to certain events, such as a charterers’ failure to make payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping industry, prevailing prices for petroleum and LPG related products and refined petroleum products and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter arrangement and could sustain losses. In addition, if we lose an existing charterer, it may be difficult for us to promptly replace the revenue we derived from that counterparty. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and operating results. For further information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report for an overview of our charterer concentration.
We may not be able to execute our business strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.
As our business grows, we intend to acquire additional LPG carrier vessels and potentially other sectors, including to replace existing vessels, diversify our fleet and expand our activities. See“—Due to our limited diversification, adverse developments in the tanker and LPG carrier shipping sectors have a significantly greater impact on our financial condition and results of operations.” These objectives have implications for various operating costs, the perceived desirability of our vessels to charterers and the ability to attract financing for our business on favorable terms or at all. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:
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

Our failure to effectively identify, acquire, develop and integrate any vessels could adversely affect our business, financial condition, investor sentiment and operating results. Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. See “—Future issuances of common shares or other equity securities, including as a result of an optional conversion of Series A Preferred Shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings. Shareholders may experience significant dilution as a result of any such issuances.” If any such events occur, our financial condition may be adversely affected.
We operate secondhand vessels, which may lead to increased technical problems for our vessels and/or higher operating expenses or affect our ability to profitably charter our vessels, to comply with environmental standards and future maritime regulations and to obtain financing on favorable terms or at all and result in a more rapid deterioration in our vessels market and book values.
Our current fleet consists only of secondhand vessels. While we have inspected our vessels and we intend to inspect any potential future vessel acquisition, this does not provide us with the same knowledge about its condition that we would have had if the vessel had been built for and operated exclusively by us. Generally, purchasers of secondhand vessels do not receive the benefit of warranties that purchasers of newbuilding vessels receive from the builders and the makers of the vessels that they acquire.
The cost of maintaining a vessel in good operating condition and operating it increases with the age of the vessel, because, amongst other things:
•
as our vessels age, typically, they become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in design, engineering, technology and due to increased maintenance requirements;

•	cargo insurance rates increase with the age of a vessel, making our vessels more expensive to operate; and

•
governmental regulations, environmental and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessel and may restrict the type of activities in which our vessel may engage.

The average age of our LPG carrier fleet was 8.1 years as of December 31, 2025, compared to the industry average of the world fleet of small LPG carriers up to 5,000 cbm, which was 22.9 years as of the same date.
The average age of our handysize tanker fleet was 19.79 years as of December 31, 2025, compared to the industry average of the world fleet of handysize tankers, which was 18.2 years as of the same date.
Charterers also have age restrictions on the vessels they charter and, in the past, have actively discriminated against chartering older vessels, which may result in a lower utilization of our vessel resulting to lower revenues. Our charterers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, operate in extreme climates, utilize related docking facilities and pass-through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations.

While the average age of our LPG carriers is relatively low compared to the industry average, over the course of time the age of our vessels may impact our ability to obtain external financing against those older vessels at all or at reasonable terms, to the extent our vessels may be seen as less valuable collateral.
We face competition from companies with more modern vessels with more fuel-efficient designs than our vessels (“eco–vessels”). If new LPG carriers and tanker vessels are built that are more efficient or more flexible or have longer physical lives than even the current eco-vessels, competition from the current eco-vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their charters expire and the resale value of our vessels could significantly decrease.
We cannot assure you that, as our vessels age, market conditions will justify expenditures to maintain or update our vessels or enable us to operate our vessel profitably during the remainder of their useful lives or that we will be able to finance the acquisition of new vessels at the time that we retire or sell our aging vessels. This could have a material adverse effect on our business, financial condition and operating results.
We are reliant on the spot market for a portion of our revenue, thereby exposing us to risk of losses based on short-term volatility in shipping rates.
We may opportunistically employ some or all of our vessels in the spot market, either in the voyage charter market or in spot-market oriented pools, if spot market conditions are favorable. The spot charter market is highly competitive and freight rates in this market have been volatile, fluctuating significantly based upon supply of and demand for vessels and LPG and refined petroleum products. Conversely, longer-term charter contracts have pre-determined rates over more extended periods of time providing, a fixed source of revenue to us. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, our commercial manager and/or our pool operators obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. We cannot assure you that we will be successful in keeping our vessels fully employed in these short-term markets, or that future spot revenues will be sufficient to enable such vessels to operate profitably.
In the past, there have been periods when revenues derived in the spot market have declined below the operating cost of vessels. If spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably and/or meet our obligations. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases. A significant decrease in spot revenues or our inability to fully employ our vessels by taking advantage of the spot market would therefore adversely affect operating results, including our profitability and cash flows, with the result that our ability to serve our working capital and debt service needs could be impaired.
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
As of the date of this Annual Report, Castor Ships has the technical management of all of our vessels. The subcontracting arrangements with third-parties may expose us to risks such as low customer satisfaction with the service provided by these subcontractors, increased operating costs compared to those we would achieve for our vessels, and an inability to maintain our vessels according to our standards or our current or potential customers’ standards.
Our ability to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with our manager and its subcontractors and their reputations and relationships in the shipping industry. If any of these counterparties suffer material damage to their reputations or relationships, it may also harm our ability to renew existing charters upon their expiration, obtain new charters or maintain satisfactory relationships with suppliers and other third parties. In addition, the inability of our manager to fix our vessels at competitive charter rates either due to prevailing market conditions at the time or due to its inability to provide the requisite quality of service, could adversely affect our revenues and profitability and we may have difficulty meeting our working capital and debt obligations.
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
Due to our limited diversification, adverse developments in the tanker and LPG carrier shipping sectors have a significantly greater impact on our financial condition and results of operations.

Our Chairman and Chief Executive Officer also serves as Chairman and Chief Executive Officer of our former parent company, Toro. After the Spin-off, we initially focused our efforts on tanker shipping services, and have since entered the LPG carrier sector. Unlike other shipping companies, which may carry dry bulk, crude oil, oil products or products or goods shipped in containers, we currently depend entirely on the transport of LPG and refined petroleum products. Due to our limited diversification, adverse developments in the tanker and LPG carrier shipping sectors have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

In connection with the Spin-Off, Toro’s board resolved to, among other things, limit the fields in which it focuses its operations, and that Toro has no interest or expectancy to participate or pursue any opportunity in areas of business outside of the LPG carrier business nor that Petros Panagiotidis, its director, Chairman, Chief Executive Officer and controlling shareholder and his affiliates will offer or inform it of any such opportunity. This does not preclude Toro, however, from pursuing opportunities outside of the LPG carrier business if in the future Toro’s board determines to do so, including in the shipping sectors we operate in, and Toro has since reentered the tanker shipping business. As a result, both we and Toro, now operate in the tanker industry and LPG carriers shipping segments which may lead to potential competition for such vessels and charter contracts.
Nasdaq may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.
Under the Nasdaq Listing Rules, we must maintain a minimum bid price of $1.00 per share for continued listing on the Nasdaq Capital Market (the “Minimum Bid Price Requirement”). We monitor our compliance with this requirement on an ongoing basis. In order to support our continued compliance with Nasdaq listing standards and enhance the marketability of our common shares, our Board approved and effected a one-for-five (1-for-5) reverse stock split of our common shares on December 23, 2025, and our common shares began trading on a split-adjusted basis on Nasdaq on December 24, 2025.

Although we were not subject to a deficiency notice from Nasdaq at the time of the reverse stock split, the market price of our common shares remains volatile and may decline in the future. There can be no assurance that our common shares will continue to satisfy the Minimum Bid Price Requirement or other Nasdaq Capital Market continued listing standards. If we fail to maintain compliance with the applicable listing requirements, our common shares could become subject to suspension or delisting procedures, which could adversely affect the liquidity and market price of our common shares and limit investors’ ability to trade our securities.

We expect that any credit facility we enter into in the future will contain restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.
In the past, we have entered into facilities that have imposed operating and financial restrictions and covenants on us and we expect that any new or amended facilities that we enter into in the future may require us to abide by similar terms. In particular, under the terms of any new or amended facilities, we may be required to obtain the consent of our lenders to undertake various actions, such as:
•	incurring or guaranteeing additional indebtedness outside of our ordinary course of business;

•	charging, pledging or encumbering our vessels;

•	changing the flag, class, management or ownership of our vessels;

•	changing the commercial and technical management of our vessels;

•	declaring or paying any dividends or other distributions at a time when we have an event of default or the payment of such distribution would cause an event of default;

•	forming or acquiring any subsidiaries;

•	making any investments in any person, asset, firm, corporation, joint venture or other entity;

•	merging or consolidating with any other person;

•
changing the ownership, beneficial ownership, control or management of the Company entities party to the facility, or of any of secured vessels, if the effect of such change would be to materially change the ultimate legal and beneficial ownership in effect at the time the facility was executed; and

•	entering into any demise charter contract or let our vessels under any pooling agreement whereby all of the vessel’s earnings are pooled or shared with any other person.

We may also be subject to various financial covenants under any new or amended facilities, including those that require us to maintain a (i) certain minimum level of cash and cash equivalents, (ii) specified leverage ratio and/or (iii) minimum net worth amount.
Our ability to comply with the covenants and restrictions contained in our future credit facilities may be affected by events beyond our control and which could impair our ability to comply with the terms of such facilities, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. In particular, inflationary pressures have and may continue to impact interest rates, including SOFR, as discussed in “—Worldwide inflationary pressures could negatively impact our results of operations and cash flows.” In the event of non-compliance, we may be required to make prepayments or trigger cross-default provisions that we may not have sufficient funds to satisfy. Any such payments may impede our business strategy due to the diversion of funds away from our core operating activities. To the extent facilities are secured by our vessels, lenders could also seek to foreclose on those assets. Financial and operating covenants in our facilities could also constrain our ability to acquire vessels, as we would have to make contemplated expenditures for vessel acquisitions at levels which do not breach any applicable covenants in our future credit facilities. Any of these factors could have a material adverse effect on our business, financial condition and operating results.
We may not be able to obtain debt or equity financing on acceptable terms, which may negatively impact our planned growth.
As a result of concerns about the stability of financial markets generally and the solvency of counterparties, among other factors, the ability to obtain money from the credit markets has become more difficult as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and, in some cases, ceased to provide funding to borrowers. Due to these factors, we cannot be certain that financing or refinancing will be available if needed and, to the extent required, on acceptable terms. The age of our fleet may also impact our ability to obtain new financing on favorable terms or at all and may hinder our plans to reduce the average age of our vessels through vessel acquisitions and/or replacements. See “—The age of our vessels may impact our ability to obtain financing and a decline in the market values of our vessel could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our future credit facilities and/or result in impairment charges or losses on sale.” If financing is not available when needed, or is available only on unfavorable terms, we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us to satisfy our financial and other obligations.
We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our existing vessels, and subsidiaries we form or acquire will own any other vessels we may acquire in the future. All payments under our charters and/or pool arrangements are made to our subsidiaries. As a result, our ability to meet our financial and other obligations, and to pay dividends in the future, as and if declared, will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our financing arrangements, or by the applicable law regulating the payment of dividends in the jurisdictions in which our subsidiaries are organized. If we are unable to obtain funds from our subsidiary, we will not be able to meet our liquidity needs unless we obtain funds from other sources, which we may not be able to do.
We do not have a declared dividend policy and our Board may never declare dividends on our common shares in the future.
The declaration and payment of dividends, if any, will always be subject to the discretion of our Board, restrictions contained in our current or future agreements and the requirements of Marshall Islands law. We do not have a declared dividend policy and if the Board determines to declare dividends, the timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our business strategy, our compliance with the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The tanker and LPG shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

In addition, we pay dividends on our Series A Preferred Shares. The dividend rate for the Series A Preferred Shares is 1.00% per annum of the stated amount of $25 per share. Further, in the event that we declare a dividend of the stock of a subsidiary which we control, the holder(s) of the Series B Preferred Shares are entitled to receive preferred shares of such subsidiary. The rights of the holders of our Series A Preferred Shares rank senior to the obligations to holders of our common shares. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series A Preferred Shares for all past completed dividend periods, no distributions may be declared or paid on our common shares subject to limited exceptions. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Dividend Policy.”
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
We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade and transport of our products in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.
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
As a publicly traded company, the SEC, Nasdaq, and other regulatory bodies subject us to increased scrutiny on the way we manage and operate our business by urging us or mandating us to take a series of actions that have nowadays become an area of focus among policymakers and investors. Listed companies are occasionally encouraged to follow best practices and often must comply with these rules and/or practices addressing a variety of corporate governance and anti-fraud matters such as director independence, board committees, corporate transparency, ethical behavior, sustainability and prevention of and controls relating to corruption and fraud. While we believe we follow all requirements that regulatory bodies may from time to time impose on us, our internal processes and procedures might not be as advanced or mature as those implemented by other listed shipping companies with a longer experience and presence in the U.S. capital markets, which could be an area of concern to our investors and expose us to greater operational risks.
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
We intend to take the position that we and each of our subsidiaries qualify for this statutory tax exemption for our 2025 and future taxable years. However, as discussed below under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation of Our Company”, whether we qualify for this exemption in view of our share structure is unclear, and there can be no assurance that the exemption from tax under Section 883 of the Code will be available to us.
If we or our subsidiaries are not entitled to this exemption, we would be subject to an effective 2% U.S. federal income tax on the gross shipping income we derive during the year that is attributable to the transport of cargoes to or from the United States. Toro recognized this tax for its 2023 taxable year and for the year ended December 31, 2024. If we had been in existence and this tax had been imposed for our 2023,2024 and 2025 taxable year, we anticipate that U.S. source income taxes of approximately $47,070, $0 and $0 would be recognized for these periods, respectively, and we have included a reserve for these amounts in our Consolidated Financial Statements. However, there can be no assurance that such taxes will not be materially higher or lower in future taxable years.
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
EU member states have agreed upon a set of measures, which they can choose to apply against grey- or blacklisted countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist. Other jurisdictions in which we operate could be put on the blacklist in the future.
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
Some of the historical financial information we have included in this Annual Report has been derived from the consolidated financial statements and accounting records of Toro and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been a separate, standalone company during the periods presented. Although Toro did account for our business as two separate business segments, we were not operated as a separate, standalone company for the historical periods presented. The historical information included for the period prior to April 14, 2025 does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future.

We are dependent on our management and their ability to hire and retain key personnel and their ability to devote sufficient time and attention to their respective roles. In particular, we are dependent on the retention and performance of our Chairman and Chief Executive Officer, Petros Panagiotidis, and our Chief Financial Officer, Theologos Pagiaslis.
Our success depends upon our and our management’s ability to hire and retain key members of our management team and the ability of our management team to devote sufficient time and attention to their respective roles in light of outside business interests. In particular, we are dependent upon the performance of our Chairman and Chief Executive Officer, Petros Panagiotidis and our Chief Financial Officer, Theologos Pagiaslis.  Mr. Panagiotidis has outside business interests in Castor, Toro, Castor Ships and other ventures. As a result, there could be material competition for the time and effort of Mr. Panagiotidis, which could have a material adverse effect on our business, results of operations and financial condition. Mr. Panagiotidis will devote such substantial portion of their business time and attention to our business as is appropriate and will also devote substantial time to Toro’s business and other business activities that they each maintain now or in the future. Mr. Panagiotidis’ respective intention to provide adequate time and attention to other ventures will preclude him from devoting substantially all his respective time to our business. Mr. Pagiaslis serves as Chief Financial Officer of both Robin and Toro, and accordingly faces similar demands on his time. The dual CFO role means that the same individual is responsible for the financial reporting, internal controls and SEC compliance of two separately listed public companies, which may strain his capacity to devote sufficient attention to each role. Further, the loss of Mr. Panagiotidis or Mr. Pagiaslis, either to outside business interests or for unrelated reasons, or resignation of Mr. Panagiotidis or Mr. Pagiaslis from any of their respective current managerial roles could adversely affect our business prospects and financial condition. Any difficulty in hiring and retaining key personnel generally could also adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.
Risks Related to the Proposed Spin-Off of our Tanker Business
We have announced our intention to spin-off our tanker business, however, the completion and the final terms of the spin-off remain subject to uncertainty, including required Nasdaq listing approval, approval of the related Form 20-F registration statement of AI OKTO CORP. by the SEC and the discretion of our Board; and, even if the proposed tanker business spin-off is completed, we may be unable to achieve some or all of the benefits that we expect to derive from the spin-off of our tanker business.
On March 10, 2026, we determined, upon the recommendation of our special committee of disinterested and independent directors, to effect the Proposed AI OKTO Spin-Off of our tanker segment comprising of one tanker and Xavier Shipping Co. (subsidiary formerly owning the M/T Wonder Formosa), and $15.5 million of cash. In the Proposed AI OKTO Spin-Off, it is currently contemplated that Robin shareholders will receive one common share of AI OKTO CORP. (“AI OKTO”), a newly formed subsidiary that will act as the holding company for the one tanker vessel and Xavier Shipping Co., for every 6.5 Robin common shares. AI OKTO has applied to have its common shares listed on the Nasdaq Capital Market. Our Chairman and Chief Executive Officer, Petros Panagiotidis, has been appointed as Chairman and Chief Executive Officer of AI OKTO with effect as of the completion of the Proposed AI OKTO Spin-Off. Our Board believes that the creation of a pure play tanker company, with part of its core strategy being to establish an AI-enabled operating model through partnerships with vendors, data-infrastructure providers, and maritime-technology firms to identify, evaluate, and implement AI-driven solutions across its fleet, may provide significant benefits to both Robin and AI OKTO and their shareholders. Robin shareholders do not need to take any action to receive AI OKTO shares to which they are entitled, and do not need to pay any consideration or surrender or exchange Robin common shares.  AI OKTO has filed a registration statement on Form 20-F (the “Registration Statement”) pursuant to the Securities Exchange Act of 1934 with the SEC, which includes a more detailed description of the terms of the Proposed AI OKTO Spin-Off. The Proposed AI OKTO Spin-Off remains subject to the Registration Statement being declared effective and the approval of the listing of AI OKTO’s common shares on the Nasdaq Capital Market. There can be no assurance that the Proposed AI OKTO Spin-Off will occur or, if it does occur, of its terms or timing. A copy of the Registration Statement is available at www.sec.gov. The information in the filed Registration Statement and the information regarding AI OKTO described above, including the amount of cash to be contributed by the Company and the distribution ratio, is not final and remains subject to change.

Although we believe that the Proposed AI OKTO Spin-Off will enable our tanker business, on the one hand, and our LPG carrier businesses, on the other, to each increase its focus on its distinct line of business, which is expected to enhance operational efficiencies, attract new investors and facilitate efficient strategic expansion, even if we do complete the Proposed AI OKTO Spin-Off we may not be able to achieve some or all of the anticipated benefits from the separation of our businesses and the Proposed AI OKTO Spin-Off may adversely affect our business. The separation of such businesses will create two distinct, publicly traded companies, each of which will initially be smaller, less diversified and more narrowly focused than before the Proposed AI OKTO Spin-Off, which could make such businesses more vulnerable to changing market and economic conditions. Operating as a relatively smaller distinct entity may reduce or eliminate some of the benefits and synergies which previously existed across our business platforms before the Proposed AI OKTO Spin-Off, including our operating diversity, borrowing leverage, available capital for investments, partnerships and relationships and opportunities to pursue integrated strategies with the businesses within our formerly combined company and the ability to attract, retain and motivate key employees. In addition, as a smaller company, our ability to absorb costs may be negatively impacted, including the significant cost of the spin-off transaction, and we may be unable to obtain financing. Any of these factors could have a material adverse effect on our business, financial condition, results of operations, cash flows, business prospects and the trading price of our common shares. If we complete the Proposed AI OKTO Spin-Off, as a result of having spun off our tanker business, we may also be more susceptible to market fluctuations and other adverse events than we would be if we did not spin-off such business. If we fail to achieve some or all of the benefits that we expect to derive as a result of the Proposed AI OKTO Spin-Off, if completed, or do not achieve them in the time we expect, our results of operations and financial condition could be materially adversely affected.
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
The stock market in general, and the market for shipping companies in particular, have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. As a result of this volatility, investors may experience rapid and substantial losses on their investment in our common shares that are unrelated to our operating performance. Our stock price has been volatile and may continue to be volatile, which may cause our common shares to trade above or below what we believe to be their fundamental value.  Furthermore, significant historical fluctuations in the market price of our former parent company’s common shares have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums, and, as our common shares were distributed to our former parent company’s common shareholders in connection with the Spin-Off, we may have a similar shareholder base and experience similar patterns of investment. Since completion of the Spin-Off, the price of our common shares has been volatile during 2025, ranging from a low of $2.93 per share on December 31, 2025 to a high of $70.00 per share on June 13, 2025, following the effectiveness of its reverse stock split on December 24, 2025. As of March 25, 2026, the closing bid price of our common shares was $2.32 per common share. Our shares may continue to experience volatility as the market evaluates our prospects as an independent publicly traded company.
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

•
the sentiment of the significant number of retail investors whom we believe, hold our common shares, in part due to direct access by retail investors to broadly available trading platforms, and whose investment thesis may be influenced by views expressed on financial trading and other social media sites and online forums;

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

Some companies that have experienced volatility in the market price of their common shares have been subject to securities class-action litigation. If instituted against us, such litigation could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, operating results and growth prospects. There can be no guarantee that the price of our common shares will remain at or rise above its current level or that future sales of our common shares will not be at prices lower than those initially distributed or sold to investors.
Future issuances of common shares or other equity securities, including as a result of an optional conversion of Series A Preferred Shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings, to the extent available and permitted. Shareholders may experience significant dilution as a result of any such issuances.
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

Under the “at-the-market” (“ATM”) offering agreement with Maxim Group LLC (“Maxim”) and Rodman & Renshaw LLC (“Rodman & Renshaw”) that we entered into on November 13, 2025, we may, from time to time, sell our common shares having an aggregate offering value of up to $75.0 million through Maxim and Rodman & Renshaw, as sales agents, in our discretion. Our existing ATM is not subject to the “baby shelf” limitations applicable to certain smaller companies, and accordingly we are not restricted in the amount of securities we may sell thereunder in any 12-month period by reference to our public float. In the first quarter of 2026, we received gross proceeds of $14.8 million under the ATM by issuing 3,770,905 common shares, leaving approximately $60.2 million remaining under the ATM facility. We have and may in the future sell common shares pursuant to our ATM facility at prices below the price per share contemplated by our partial self-tender offer announced on March 24, 2026. If we sell shares under the ATM facility at prices significantly below the price at which existing shareholders invested, such shareholders will experience significant dilution.

The Series A Preferred Shares are convertible, in whole or in part but not in an amount of less than 40,000 Series A Preferred Shares, at their holder’s option, to common shares at any time and from time to time from and after the second anniversary of their issue date. Subject to certain adjustments, the “Conversion Price” for any conversion of the Series A Preferred Shares shall be the lower of (i) 200% of the volume weighted average price (“VWAP”) of our common shares over the five consecutive trading day period commencing on and including the Distribution Date, and (ii) the VWAP of our common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. The number of common shares to be issued to a converting holder shall be equal to the quotient of (i) the aggregate stated amount of the Series A Preferred Shares converted plus Accrued Dividends (but excluding any dividends declared but not yet paid) thereon on the date on which the conversion notice is delivered divided by (ii) the Conversion Price. If converted by Toro, Toro will have registration rights in relation to the common shares issued upon conversion. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contribution and Spin-Off Distribution Agreement”. The issuance of additional common shares upon conversion of the Series A Preferred Shares could result in significant dilution to our shareholders at the time of conversion. The resale of common shares issued upon conversion and registered pursuant to Toro’s registration rights, or the perception of such resales, could harm the prevailing market price of our common shares. Resales of our common shares may cause the market price of our securities to drop significantly, regardless of the performance of our business. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that it deems appropriate.
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

Our future capital markets activities may result in the issuance of common shares at prices that are below the prices at which we have repurchased or offered to repurchase shares, including pursuant to our share repurchase program and self-tender offer. There can be no assurance that shares will not continue to be issued at prices below the tender offer price or prior offering prices. The net effect of repurchasing shares at higher prices than the price at which shares are issued could result in a reduction of our available cash without a corresponding benefit to remaining shareholders.

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
Our Bylaws contain exclusive forum provisions that may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable.
Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the High Court of the Republic of the Marshall Islands shall be the sole and exclusive forum for asserting any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine and that the United States District Court for the Southern District of New York shall be the sole and exclusive forum for any action asserting a claim arising under the Securities Act or the Exchange Act. If the United States District Court for the Southern District of New York does not have jurisdiction over the claims assigned to it by our exclusive forum provisions, any other federal district court of the United States may hear such claims.
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

In addition to the Rights above, we have issued 40,000 Series B Preferred Shares representing 99.9% of the aggregate voting power of our total issued and outstanding share capital, as of March 25, 2026, to an entity controlled by Mr. Panagiotidis. See “—Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us” and “Item 10. Additional Information—B. Memorandum and Articles of Association.”
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
Our Chairman and Chief Executive Officer, Petros Panagiotidis, may be deemed to beneficially own, directly or indirectly, all of the 40,000 outstanding shares of our Series B Preferred Shares. The shares of Series B Preferred Shares each carry 100,000 votes. The Series B Preferred Shares represent 0.3% of our total issued and outstanding share capital and 99.8% of the aggregate voting power of our total issued and outstanding share capital as of March 25, 2026. By his ownership of 100% of our Series B Preferred Shares, Mr. Panagiotidis has control over our actions. The interests of Mr. Panagiotidis may be different from your interests.
We cannot assure you that our internal controls and procedures over financial reporting will be sufficient. Further, we are an “emerging growth company”, and we cannot be certain if the reduced requirements applicable to emerging growth companies make our securities less attractive to investors.
We are subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC which create additional costs for us and will require the time and attention of management, including the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures and our management is required to assess and issue a report concerning our internal control over financial reporting. Such evaluations, as well as any proposed remedial measures, require time and resources. We may not be able to predict or estimate the amount of additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business. If our management cannot favorably assess the effectiveness of our internal control over financial reporting, investor confidence in our financial results may weaken, and our stock price may suffer. Further, controls previously evaluated as effective may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Because of its inherent limitations, internal control over financial reporting may also not prevent or detect misstatements.
As of the date of this Annual Report, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are not required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act. Investors may find our securities less attractive because we rely on this provision. If investors find our securities less attractive as a result, there may be a less active trading market for our securities and prices of such securities may be more volatile.
We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act providing for liability for insiders who profit from trades made in a short period of time and requiring greater than 10% holders to file public reports of their stock ownership and trading activities, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers or controlled companies.

In addition, as a foreign private issuer, we are also entitled to and do rely on exceptions from certain corporate governance requirements of the Nasdaq Capital Market. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the listing rules of Nasdaq Capital Market.
U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. shareholders.
A foreign corporation will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income,” whereas rental income would generally constitute “passive income” to the extent not attributable to the active conduct of a trade or business. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
We do not expect to be treated as a PFIC for 2025 taxable year. However, our status as a PFIC is determined on an annual basis and will depend upon the operations of our vessels and our other activities during each taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering, pool arrangements and/or voyage chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our chartering and/or pool activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
There is, however, no direct legal authority under the PFIC rules addressing our method of operation, in particular, in the event that all our vessels are employed in pools. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”), or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year in which we become unable to acquire vessels in a timely fashion or if there were to be changes in the nature and extent of our operations.
PFIC status is also determined annually, and further depends upon the composition of our gross income and assets, both of which are subject to change. Therefore, there can be no assurance as to our PFIC status for the current taxable year or for future taxable years, nor any assurance that the IRS or a court will agree with our determination of our PFIC status.
In addition, for purposes of the PFIC “asset” test described above, cash and other current assets readily convertible into cash (“Cash Assets”) are considered to be assets that produce passive income. Although we do not expect to be treated as a PFIC for our 2025 taxable year, we cannot predict whether our position in cash and other “passive” assets will cause us to be treated as a PFIC in a future taxable year.
If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Internal Revenue Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences”), such shareholders would be liable to pay U.S. federal income tax upon excess distributions and upon any gain from the disposition of our common shares at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. Please see the section of this Annual Report entitled “Item 10. Additional l Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Risks Relating to Bitcoin and digital assets.
Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.
Bitcoin and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin.
The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. For example, the U.S. executive branch and SEC, among others in the United States and abroad, have been active in recent years, and laws including the European Union’s Markets in Crypto Assets Regulation and the U.K.’s Financial Services and Markets Act 2023 became law. It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, nor how any new regulations or changes to existing regulations might impact the value of digital assets generally and bitcoin specifically. The consequences of increased or different regulation of digital assets and digital asset activities could adversely affect the market price of bitcoin and in turn adversely affect the market price of our common stock.
Moreover, the risks of engaging in a bitcoin treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.
The growth of the digital assets industry in general, and the use and acceptance of bitcoin in particular, may also impact the price of bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to bitcoin, institutional demand for bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for bitcoin as a means of payment, and the availability and popularity of alternatives to bitcoin. Even if growth in bitcoin adoption occurs in the near or medium-term, there is no assurance that bitcoin usage will continue to grow over the long-term.
Because bitcoin has no physical existence beyond the record of transactions on the bitcoin blockchain, a variety of technical factors related to the bitcoin blockchain could also impact the price of bitcoin. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of bitcoin transactions, hard “forks” of the bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the bitcoin blockchain and negatively affect the price of bitcoin. The liquidity of bitcoin may also be reduced and damage to the public perception of bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin. Similarly, the open-source nature of the bitcoin blockchain means the contributors and developers of the bitcoin blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the bitcoin blockchain could adversely affect the bitcoin blockchain and negatively affect the price of bitcoin.

Recent actions by U.S. banking regulators have reduced the ability of bitcoin-related services providers to gain access to banking services and liquidity of bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for bitcoin and other digital assets.
In addition, while the current administration has expressed support regarding the development and use of digital assets as the industry has anticipated, the specific regulatory frameworks are still to be developed. Expectations around U.S. digital asset policy, including potential sentiments that the U.S. government is not moving quickly enough or not meeting policy expectations, may adversely affect the price of bitcoin.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Spin-Off from Toro
Robin was incorporated by Toro under the laws of the Republic of the Marshall Islands on September 24, 2024, to serve as the holding company of the Robin Subsidiaries in connection with the Spin-Off. On February 28, 2025, the independent disinterested directors of Toro approved the proposed spin-off of Toro’s Handysize tanker segment to Robin, in order for each of Toro Corp., holding the LPG carrier segment, and Robin, holding the tanker segment, to operate and pursue opportunities as a separate “pure play” company in the relevant shipping sector, to be evaluated as such by the market and to enhance our and Toro’s financing and growth opportunities. Separating the LPG carrier and tanker businesses is intended to enable each of us and Robin to increase its focus on its distinct line of business, which is expected to enhance operational efficiencies, attract new investors and facilitate efficient strategic expansion. In connection with and as part of our Spin-Off from Toro, Toro’s independent disinterested directors approved, based on the recommendation of the aforementioned special committee, contributed to us (a) our tanker-owning subsidiary (owning one tanker vessel) and an additional subsidiary formerly owning the M/T Wonder Formosa (which was sold pursuant to a memorandum of agreement entered into on September 1, 2023 and delivered to its new owner on November 16, 2023) and (b) $10.4 million in cash as a capital contribution, in exchange for (i) all issued and outstanding shares of Robin common stock, par value $0.001 per share, (ii) 2,000,000 shares of Robin’s 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Robin, with a cumulative preferred distribution accruing initially at a rate of 1.00% per annum on the stated amount of $25 per share, all of which would be retained by Toro after the Spin-Off and (iii) the issuance of 40,000 Series B Preferred Shares of Robin, each carrying 100,000 votes on all matters on which our shareholders are entitled to vote but no economic rights, to Pelagos, a company controlled by our and Toro’s Chairman and Chief Executive Officer, against payment of their nominal value of $0.001 per Series B Preferred Share.
On April 14, 2025, Toro distributed on a pro rata basis all of the common shares of Robin received in connection with the Robin Spin-Off to our holders of common stock of record at the close of business on April 7, 2025. Toro’s common shareholders received one common share of Robin for every eight of Toro’s common shares held at the close of business on April 7, 2025. The terms of the Robin Spin-Off were negotiated and approved by a special committee of independent disinterested directors. The Robin Spin-Off was intended to operate our and Toro’s business separately. However, as Toro is the holder of Robin’s Series A Preferred Shares, and given that our Chairman and Chief Executive Officer serves in the same capacity at Toro, Toro may retain significant potential influence over us.
Proposed Spin-Off of Tanker Business
On March 10, 2026, the Company determined, upon the recommendation of its special committee of disinterested and independent directors, to effect the Proposed AI OKTO Spin-Off of its tanker segment comprising of one tanker and Xavier Shipping Co. (subsidiary formerly owning the M/T Wonder Formosa), and $15.5 million of cash. In the Proposed AI OKTO Spin-Off, it is currently contemplated that Robin shareholders will receive one common share of AI OKTO, a newly formed subsidiary that will act as the holding company for the one tanker vessel and Xavier Shipping Co., for every 6.5 Robin common shares. AI OKTO has applied to have its common shares listed on the Nasdaq Capital Market. Robin’s Chairman and Chief Executive Officer, Petros Panagiotidis, has been appointed as Chairman and Chief Executive Officer of AI OKTO with effect as of the completion of the Proposed AI OKTO Spin-Off. The Board believes that the creation of a pure play tanker company, with part of its core strategy being to establish an AI-enabled operating model through partnerships with vendors, data-infrastructure providers, and maritime-technology firms to identify, evaluate, and implement AI-driven solutions across its fleet, may provide significant benefits to both Robin and AI OKTO and their shareholders. Robin shareholders do not need to take any action to receive AI OKTO shares to which they are entitled, and do not need to pay any consideration or surrender or exchange Robin common shares.

AI OKTO has filed a registration statement on Form 20-F (the “Registration Statement”) pursuant to the Securities Exchange Act of 1934 with the SEC, which includes a more detailed description of the terms of the Proposed AI OKTO Spin-Off. The Proposed AI OKTO Spin-Off remains subject to the Registration Statement being declared effective and the approval of the listing of AI OKTO’s common shares on the Nasdaq Capital Market. There can be no assurance that the Proposed AI OKTO Spin-Off will occur or, if it does occur, of its terms or timing. A copy of the Registration Statement is available at www.sec.gov. The information in the filed Registration Statement and the information regarding AI OKTO described above, including the amount of cash to be contributed by the Company and the distribution ratio, is not final and remains subject to change.
Business
We are an independent, growth-oriented shipping company that acquires, owns, charters and operates oceangoing LPG carrier vessels and tankers, providing worldwide energy seaborne transportation services. As of the date of this Annual Report, we primarily operate and maintain a fleet of two LPG carrier vessels and one tanker vessel with an aggregate cargo carrying capacity of 0.05 million dwt and an average fleet age of 12.3 years. As of December 31, 2025, our fleet was comprised of these two LPG carrier vessels and one tanker vessel.
Our commercial strategy primarily focuses on deploying our fleet under a mix of time charters and voyage charters and according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates for our vessels associated with period time charters, to profit from attractive trip charter rates during periods of strong charter market conditions associated with voyage charters or to take advantage of high utilization rates for our vessels along with exposure to attractive charter rates during periods of strong charter market conditions when employing our vessels in pools. As of the date of this Annual Report, our two LPG carrier vessels were employed in period time charters and our tanker vessel in pool arrangement. Such arrangements will be reevaluated by management on a periodic basis.
We intend to expand our fleet in the future and may acquire additional LPG carriers or other vessels, including to replace existing vessels or vessels we have disposed of, diversify our fleet, expand our activities and reduce the average age of our fleet, and potentially, if our Board so determines, acquire vessels in other sectors, based on, in each case, our assessment of market conditions. We intend to acquire additional vessels principally in the secondhand market, including acquisitions from third-parties, and we may also acquire additional vessels from related parties, provided that such related party acquisitions are negotiated and conducted on an arms-length basis. We may also enter into newbuilding contracts to the extent that we believe they present attractive opportunities. For an overview of our fleet, please see “—B. Business Overview—Our fleet.”
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

Fleet Development and Vessel Capital Expenditures
In 2021, we acquired two vessels through the acquisition by Castor Maritime, Inc., the former parent of Toro, one of which was sold to a third-party on September 1, 2023 and delivered to that party on November 16, 2023. In the third quarter of 2025, we acquired two LPG carriers comprising our newly established LPG carrier segment and as result, our fleet is comprised of two LPG carrier vessels and one tanker vessel. For further information on these vessel acquisitions and sale and the financing transaction associated with these vessel acquisitions and sale, see “—B. Business Overview—Our Fleet”, and Note 1 and 5 to our Consolidated Financial Statements included in this Annual Report.
As of the date of this Annual Report, our fleet consisted of two LPG carrier vessels and one tanker vessel which are equipped with a ballast water treatment system (“BWTS”). During the years ended December 31, 2023, 2024 and 2025, we made capital expenditures of $0.8 million, $0 million and $0 million, respectively, for the installation of BWTS related to our formerly owned vessel which was completed and put into use in February 2023.
B.	Business Overview

During the years ended December 31, 2023, 2024 and 2025 we operated one tanker vessel that engaged in the worldwide transportation of refined petroleum products and from the third quarter of 2025, we operated two 5,000 cbm LPG carriers, which transport liquefied petroleum gas. As a result of the different characteristics of the LPG carriers in relation to the tanker segment, we determined that, with effect from the third quarter of 2025, we operated in two reportable segments: (i) tanker segment and (ii) LPG carrier segment. The reportable segments reflect our internal organization and the way our chief operating decision maker reviews the operating results and allocates capital within the Company. Further, the transport of refined petroleum products (carried by our tanker vessel) and LPG (carried by LPG carriers) has different characteristics. In addition, the nature of trade, trading routes, charterers and cargo handling of LPG and refined petroleum products differs.

We do not disclose geographic information relating to our segments. When we charter a vessel to a charterer, the charterer is free, subject to certain exemptions, to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. For further information, see Note 12 to our Consolidated Financial Statements included elsewhere in this Annual Report.
Our Fleet
The following table summarizes key information about our fleet as of the date of this Annual Report:
Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Charter	Gross Charter Rate	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Tanker Segment
M/T Wonder Mimosa	36,718	2006	S. Korea	Tanker Pool(1)	N/A	N/A	N/A

LPG Carrier Segment
LPG Dream Syrax	5,158	2015	Japan	Period Time Charter(2)	$360,000	February 2027	March 2027
LPG Dream Terrax	4,743	2020	Japan	Period Time Charter(3)	$353,000	December 2026	January 2027

(1)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.
(2)
On January 30, 2026, it was agreed between us and the charterer that a new time charter period contract will commence from March 1, 2026 until March 1, 2027 (plus or minus seven days in charterer’s option), the rate would be increased to $360,000 per month.

(3)
On October 9, 2025, it was agreed between us and the charterer that a new time charter period contract will commence from March 1, 2026 until January 1, 2027 (plus or minus seven days in charterer’s option), the rate would be increased to $353,000 per month.

Chartering of our Fleet
We intend mainly to employ our fleet, which currently comprises two LPG carrier vessels and one tanker vessel, in period time charter contracts and pool arrangement, while evaluating the conditions and taking advantage of some spot voyages upon redelivery from period time charters if spot market conditions are favorable.
Charter rates in the spot market are volatile and sometimes fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes, as well as supply and demand for crude oil and oil and LPG-related products carried by ocean-going vessels internationally. Vessels operating in the spot market generate revenue that is less predictable than those under period time charters but may enable us to capture increased profit margins during periods of improvements in the tanker shipping market. Industry downturns relating to the products that our vessels transport could result in a reduction in profit margins and lead to losses. Based on market conditions, we may opportunistically look to employ any of our vessels in the spot market under time charter trip contracts, voyage charter contracts and/or pooling arrangements.
Voyage charters involve a charterer engaging a vessel for a particular journey. A voyage contract is made for the use of a vessel, for which we are paid freight (a fixed amount per ton of cargo carried or a lump sum amount) on the basis of transporting cargo from a loading port to a discharge port. Depending on charterparty terms, freight can be fully prepaid, or be paid upon reaching the discharging destination upon delivery of the cargo, at the discharging destination but usually before discharging, or during a ship’s voyage. Revenues from voyage charters are typically tied to prevailing market rates and may therefore be more volatile than rates from other charters, such as time charters.
Time charters involve a charterer engaging a vessel for a set period of time. Time charter agreements may have extension options ranging from months, to sometimes, years and are therefore viewed as providing more predictable cash flows over the period of the engagement than may otherwise be attainable from other charter arrangements. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo. We currently expect we would typically enter into time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions. Under any time charter contracts we may enter into in the future, whereby a vessel is utilized by a charterer for a set duration of time, the charterer would pay a fixed or floating daily hire rate and other compensation costs related to contracts.

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
Management of our Business
Our vessels are commercially and technically managed by Castor Ships, a company controlled by our Chairman and Chief Executive Officer, Petros Panagiotidis. Castor Ships manages our business overall and provides us with crew management, technical management, operational employment management, insurance management, provisioning, bunkering, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, handling all of our vessel sale and purchase transactions, undertaking related shipping projects, management advisory and support services, accounting and audit support services, as well as other associated services requested from time to time by us. Castor Ships may choose to subcontract these services to other parties at its discretion. As of the date of this Annual Report, Castor Ships has the technical management of all of our vessels, M/T Wonder Mimosa, LPG Dream Syrax since and LPG Dream Terrax since June 7, 2023, September 3, 2025 and March 13, 2026, respectively.
In exchange for the above management services, Castor Ships charges and collects (i) following an inflation-based adjustment effective July 1, 2025, a (A) flat quarterly management fee in the amount of $0.21 million for the management and administration of our business, and (B) a daily fee of $1,100 per vessel for the provision of ship management services to our vessel under a separate Ship Management Agreements entered into by our ship owning subsidiaries (as defined in Item 7. Major Shareholder and Related Party Transactions), (ii) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third party broker(s) involved in the trading of our vessels on all gross income received arising out of or in connection with the operation of our vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of our vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, (iii) a sale and purchase brokerage commission at the rate of 1% on each consummated sale and purchase transaction applicable to the total consideration of acquiring or selling: (a) a vessel (secondhand or newbuilt), or (b) the shares of a ship-owning entity owning vessel(s) or (c) shares and/or other securities (including equity, debt and loan instruments), and (iv) a capital raising commission at the rate of 1% on all gross proceeds of each capital raising transaction completed by us including, without limitation, any equity, debt or loan transactions, operating leasing transactions, stand-alone derivative and/or swap agreements, other financing arrangements of a similar nature or any refinancing or restructuring thereof.
For further information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
Environmental and Other Regulations in the Shipping Industry
Government regulations and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, regional, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety, health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such international conventions, laws, regulations, insurance and other requirements entails significant expense, including for vessel modifications and the implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits, certificates and approvals could require us to incur substantial costs or result in detention or the temporary suspension of the operation of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States, European Union and international regulations. We believe that the operation of our vessels is in full compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could have a material adverse effect on our business, financial condition and operating results.
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
Air Emissions
In September 1997, the IMO adopted Annex VI to MARPOL to address air emissions from vessels. Effective May 2005, Annex VI sets limits on sulfur dioxide, nitrogen oxide and other emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone-depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special emission control areas to be established with more stringent limits on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain tankers and shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that our vessels are currently compliant in all material respects with these requirements.
The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur dioxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its seventieth session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships not equipped with exhaust gas cleaning systems were adopted and took effect on March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs. As of the date of this Annual Report, our vessels are not equipped with scrubbers and we have transitioned to burning IMO compliant fuels.

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
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (“NOx”) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. Currently, as LPG Dream Syrax built prior to 2016, it is not affected by Tier III requirements from an operational perspective. The LPG Dream Terrax was built after January 1, 2016 but has not complied with Tier III requirements since the date of its construction and therefore is not trading and cannot be trading in USA. Our LPG carrier vessels are also subject to and currently in compliance with Tier II NOx, which regulates nitrogen dioxide emissions from vessels built on or after January 1, 2011, while our tanker vessel is subject to and currently in compliance with Tier I NOx requirements. However, we may acquire additional vessels that are subject to Tier II or Tier III NOx in the future and/or additional trading restrictions could be imposed upon vessels that are currently in compliance with Tier I or II NOx standards, each of which may cause us to incur additional capital expenses and/or other compliance costs.
At MEPC 70 and MEPC 71, the IMO approved the designation of the North Sea and Baltic Sea as NOx Emission Control Areas (ECAs), applicable to ships constructed on or after January 1, 2021. As determined at MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective on March 1, 2018, requiring ships of 5,000 gross tonnage and above to collect and report annual fuel oil consumption data to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO uses this data as a foundational step in its roadmap for reducing greenhouse gas (“GHG”) emissions from ships. The 2023 IMO GHG Strategy aims to reduce the carbon intensity of international shipping, as an average across the sector, by at least 40% by 2030 compared to 2008. In 2025, the IMO advanced this strategy by approving draft amendments to MARPOL Annex VI that introduce a fuel intensity compliance framework starting in 2028. This framework requires ships to calculate and report their annual GHG Fuel Intensity (“GFI”) and meet progressively stricter reduction targets through fuel selection, operational measures, or offset mechanisms. These developments signal a shift from data collection to enforceable decarbonization obligations. Related measures are discussed further below.
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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships were built 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers. This may require us to incur additional operating or other costs for those vessels built after January 1, 2013. Further, MEPC 75 approved draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content.
In April 2025, during its 83rd session (MEPC 83), the International Maritime Organization (IMO) approved draft amendments to MARPOL Annex VI establishing the IMO Net-Zero Framework, a landmark package requiring a global fuel standard and a greenhouse-gas pricing mechanism for ships over 5,000 GT (covering ~85% of international shipping emissions). In October 2025, during the MEPC’s second extraordinary session (MEPC/ES.2, 14–17 Oct), IMO delegates voted to adjourn the formal adoption of the framework delaying it by one year due to lack of consensus postponing its final adoption until October 2026. As a result, the entry-into-force date has been pushed back. The earliest realistic implementation is now projected for March 2028, provided adoption occurs in October 2026 and is ratified according to IMO legislative timelines.
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
In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, also providing important building blocks for future GHG reduction measures. The new measures require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements, by January 1, 2026 at the latest. EEXI is a technical measure and will apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the EEDI baseline). On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s SEEMP. A ship rated E for three consecutive years would have to submit a corrective action plan to show how the required index (D or above) would be achieved. Further, the European Union has endorsed a binding target of at least 55% domestic reduction in economy wide GHG reduction by 2030 compared to 1990. The amendments to MARPOL Annex VI (adopted in a consolidated revised Annex VI) entered into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. This means that the first annual reporting on carbon intensity will be completed for 2023, with the first rating given in 2024. We are also required to comply with requirements relating to new European Union Emissions Trading Scheme (“EU ETS”) regulations for carbon emissions for voyages of vessels above 5000 GT departing from or arriving to ports in the European Union phased in from the beginning of 2024, with an implementation scheme of 40% of emissions, followed by 70% of emissions in 2025 and ending in 2026 with 100% of the emissions produced by these voyages. As of the date of this Annual Report, the rating of M/T Wonder Mimosa is C. Our two LPG carrier vessels, LPG Dream Terrax and LPG Dream Syrax, are exempt from rating requirements due to their size.
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
Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim, or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
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
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
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
Many countries regulate the discharge of ballast water carried by vessels between jurisdictions to prevent the introduction of invasive and harmful species. In the United States, federal regulations require vessels operating in U.S. waters to implement an approved ballast water management method—such as using a U.S. Coast Guard–approved treatment system, conducting mid-ocean ballast water exchange at least 200 nautical miles offshore, or sourcing ballast water from a U.S. public water system. Vessels must also comply with detailed ballast water reporting requirements. Compliance with ballast water management and reporting requirements may increase operating costs, require capital investment in treatment systems, and limit operational flexibility. Failure to comply could result in fines, penalties, or restrictions on port access. These factors could adversely affect our business, results of operations, cash flows, and financial condition.
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
We have obtained Anti-fouling System Certificates for our vessels, which are subject to the Anti-fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this Annual Report, our vessels are ISM Code certified through their respective third-party managers. Castor Ships has obtained the documents of compliance in order to operate the vessels in accordance with the ISM Code and all other international and regional requirements that are applicable to our vessels. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
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
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. However, these limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to be in compliance going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. Several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations. In 2023, the BSSE issued a final Well Control Rule which revises or rescinds certain modifications that were made in the 2019 rule. The effects of these proposals and changes are currently unknown. On January 27, 2021 the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters. On April 18, 2022 the Bureau of Land Management resumed oil and gas leasing on a much reduced basis and, in September 2023, a record low of just three offshore lease sales over the next five years were unveiled. However, leasing for oil and gas drilling in federal waters remains a contentious political issue, with certain states and Republicans in U.S. Congress pushing for increased leasing. On January 6, 2025, the Biden administration issued an executive order prohibiting new oil and gas leases in offshore areas, and President Trump then issued an executive order seeking to revoke it. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations or demand for our vessels and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills, including bunker fuel spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Some of these laws are more stringent than U.S. federal law in some respects. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining shipowners’ responsibilities under these laws. We intend to be in compliance with all applicable state regulations in the relevant ports where our vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and operating results.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of greenhouse gasses, volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
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
The EPA and the U.S. Coast Guard (“USCG”) have enacted specific rules relating to ballast water discharges and other discharges incidental to the normal operation of vessels in United States waters. Compliance with these requirements may necessitate the installation of ballast water treatment systems on our vessels, the implementation of port facility disposal arrangements or other operational procedures, potentially at substantial cost, and/or may otherwise restrict certain of our vessels from entering U.S. waters.

On December 4, 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law as Title IX of the Frank LoBiondo Coast Guard Authorization Act of 2018. VIDA establishes a new framework under Clean Water Act (“CWA”) Section 312(p) for the uniform national regulation of discharges incidental to the normal operation of non-military, non-recreational vessels of 79 feet or more in length, and is intended to consolidate and replace the existing patchwork of federal, state and local requirements applicable to such vessel discharges. For ballast water discharges specifically, VIDA also applies to smaller vessels (less than 79 feet) and fishing vessels of all sizes.

VIDA directed the EPA to develop national standards of performance for vessel incidental discharges, and directed the USCG to develop corresponding implementation, compliance and enforcement regulations, including requirements governing the design, construction, testing, approval, installation and use of marine pollution control devices necessary to achieve the EPA’s standards. Under the statute, the EPA was required to promulgate its standards within two years of VIDA’s enactment (i.e., by December 4, 2020); however, the EPA did not meet this deadline. Following litigation by environmental groups and the entry of a consent decree in September 2023, the EPA published its final rule, the Vessel Incidental Discharge National Standards of Performance (“VID-NSP”), in the Federal Register on October 9, 2024 (89 Fed. Reg. 82074). The rule became effective on November 8, 2024.

The USCG is required to promulgate its implementing regulations within two years of the EPA’s publication of the VID-NSP, resulting in a deadline of approximately October 2026. Until the USCG’s regulations are final, effective and enforceable, all existing requirements under the EPA’s 2013 Vessel General Permit (“VGP”) and the USCG’s existing ballast water management regulations under the Nonindigenous Aquatic Nuisance Prevention and Control Act of 1990 (“NANPCA”), as amended by the National Invasive Species Act of 1996 (“NISA”), remain in full force and effect. Once the USCG’s new regulations become final, effective and enforceable, the VGP and related existing federal, state and local vessel discharge requirements will be repealed and superseded.

The 2013 VGP, which remains in effect during this interim period, authorizes discharges incidental to the operations of commercial vessels and imposes, among other requirements, numeric ballast water discharge limits for most vessels to reduce the risk of introduction of aquatic invasive species into U.S. waters, requirements for the use of environmentally acceptable lubricants, and standards for exhaust gas scrubber wash water discharges. The USCG’s existing regulations under NANPCA require mid-ocean ballast water exchange and the installation of USCG type-approved ballast water management systems for vessels equipped with ballast water tanks that are bound for U.S. ports or entering U.S. waters.

During this interim period, non-military, non-recreational vessels of 79 feet or more in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a Permit Authorization and Record of Inspection form, and submission of annual reports. We have submitted NOIs for our vessels where required.

Compliance with the EPA, USCG and applicable state regulations, whether under the current interim requirements or under the forthcoming VIDA regulatory framework, could require the installation of additional or upgraded ballast water treatment equipment on vessels in our fleet that have not already installed compliant systems, or the implementation of other port facility disposal procedures, at potentially significant cost. Any such requirements, or any failure to comply with applicable discharge standards, could result in fines, penalties, vessel detentions or restrictions on certain of our vessels entering U.S. waters, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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
As of May 1, 2025, the Mediterranean Sea has effectively become an Emission Control Area (ECA) for sulphur oxides (SOx) under MARPOL Annex VI Regulation 14. This implies that from then on when operating in the Mediterranean Sea, the sulphur content of the fuel used on board shall not exceed 0.10%, unless using an exhaust gas cleaning system (EGCS) ensuring an equivalent SOx emission level. That means that the fuel that will be used in the Mediterranean Sea will become more expensive, which may influence the net revenue of our vessels.
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

In addition, the European Union’s Fuel EU Maritime Regulation 2023/1805, which came into force on January 1, 2025, aims to reduce the carbon intensity of fuels used by ships operating in EU waters. Under this regulation, shipping companies will be required to progressively reduce the carbon intensity of the fuels they use, with specific targets set for different years. By 2030, ships will need to achieve a 40% reduction in carbon intensity compared to 2020 levels, with further reductions by 2040 and 2050. This will impact shipping companies by requiring them to adopt cleaner fuels, invest in new technologies, or implement operational measures to meet the regulations. Compliance may involve additional costs related to fuel procurement, retrofitting vessels, or adopting new carbon-reducing technologies, significantly influencing operational strategies and fuel management practices.
Turkish Emissions Trading System
In July 2025, Türkiye enacted the Climate Act, establishing the legal framework for a national Emissions Trading System (ETS), which is currently in a pilot phase through 2027, with a possible extension to 2028. The system will include monitoring, reporting, and verification (“MRV”) obligations, allowance issuance and surrender, and penalties for non-compliance—reduced by 80% during the pilot period. Sector-specific secondary legislation, including for maritime transport, is expected during this transition. Vessels transiting Turkish waters, including the Istanbul Strait under Montreux Convention rights, may be indirectly subject to ETS-related costs such as emissions-based passage dues once the system is fully operational.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to greenhouse gas emissions and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but the Trump administration withdrew from the Paris Agreement effective November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which took effect on February 19, 2021. On January 20, 2025, U.S. President Trump signed an Executive Order seeking, again, to withdraw the United States from the Paris Agreement.
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
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed or further implement the Kyoto Protocol or Paris Agreement which further restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change results in sea level changes or increases in extreme weather events. Climate change models predict an increase in extreme weather events which would increase risks to our vessels and operations.
International Labor Organization
The International Labor Organization is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. Our vessels are certified as per MLC 2006 and, we believe, in substantial compliance with the MLC 2006.
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
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Our vessels are certified as being “in class” by the applicable IACS Classification Societies (e.g., RINA, American Bureau of Shipping, Lloyd’s Register of Shipping, etc.).
A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. A vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or to be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and operating results.
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

Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance, war risk insurance, freight and demurrage and defense insurance for all vessels in our fleet. Each of our vessels is insured up to what we believe to be at least its fair market value, after meeting certain deductibles. We do not have and do not expect to obtain loss of hire insurance (or any other kind of business interruption insurance) covering the loss of revenue during off-hire periods, other than due to war risks, for any of our vessels. In certain instances where our vessels are participating in a pool transit through high-risk areas, the pool operator arranges for kidnap and ransom loss of hire insurance for a specified duration on our behalf.
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
Competition
We operate in markets that are highly competitive, particularly in the tanker industry where ownership of tanker vessels is highly fragmented. The LPG carrier market is also moderately fragmented in terms of ownership. Although we believe that at the present time no single company has a dominant position in the markets in which we operate, that could change and we may face substantial competition for charters from a number of established companies who may have greater resources or experience.
The process of obtaining new employment for our fleet generally involves intensive screening, and competitive bidding, and often extends for several months. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as based on customer relationships and our reputation as an owner and operator. In the LPG carrier sector, we may compete with LPG distributors and traders who use their fleets not only to transport their own LPG, but also to transport LPG for third-party charterers in direct competition with independent owners and operators. Demand for LPG carrier and tanker vessels fluctuates in line with the main patterns of trade for the cargoes transported by our vessels and varies according to supply and demand for such products.
Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our cost of doing business.
Seasonality
Based on our historical data and industry trends, we expect demand for our tanker and LPG carrier vessels to exhibit seasonal variations and, as a result, charter and freight rates to fluctuate. In particular, the LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. Similarly, tanker freight rates tend to perform stronger in the first and fourth quarters of the year, driven by higher demand for oil products in the winter months in the Northern hemisphere, though this seasonal pattern has somewhat weakened in recent years due to an increasing proportion of oil product demand originating from Asia, which is less affected by seasonal consumption patterns These variations may result in quarter-to-quarter volatility in our operating results for our vessels when trading in the spot trip or voyage charter market or if on period time charter when a new time charter is being entered into. Seasonality in the tanker and LPG shipping sector in which we operate could materially affect our operating results and cash flows.

The tanker market is generally stronger during the winter months due to increased oil consumption in the northern hemisphere and weaker in the summer months when consumption declines and refinery maintenance occurs. These seasonal patterns may lead to quarter-to-quarter volatility in our results, particularly for vessels trading in the spot market or when entering new time charters. In some periods, expected seasonal strength may not materialize due to factors such as tanker oversupply, which could adversely affect rates and profitability.
C.	Organizational Structure

We were incorporated by Toro in the Republic of the Marshall Islands on September 24, 2024, with our principal executive offices located at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. A list of our subsidiaries is filed as Exhibit 8.1 to this Annual Report.
D.	Property, Plants and Equipment

We own no properties other than our vessels. For a description of our fleet, please see “B. Business Overview—Our Fleet.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the financial condition and results of operations of the Company for the year ended December 31, 2024, and December 31, 2025. You should read the following discussion and analysis together with our consolidated financial statements and related notes to those statements included in “Item 18. Financial Statements.” Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual results, cash flows, financial positions, events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information—D. Risk Factors.” Refer to the section captioned “Cautionary Statement Regarding Forward-Looking Statements” for further discussion of such events, risks and uncertainties. All dollar amounts referred to in this discussion and analysis are expressed in U.S. dollars except where indicated otherwise.
For a discussion of our results for the year ended December 31, 2024, compared to the year ended December 31, 2023, please see “—Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year ended December 31, 2024 as compared to year ended December 31, 2023” contained in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 15, 2025.
A.	Operating Results

In the third quarter of 2025, we established our LPG carrier operations through the acquisition of two LPG carrier vessels. As a result, as of December 31, 2025, we operated in two reportable segments: (i) the tanker segment and (ii) the LPG carrier segment. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company reviews the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance. Further, refined petroleum products (carried by our tanker vessel) and liquefied petroleum gas (carried by our LPG carriers) have different characteristics. In addition, the nature of trade, trading routes, charterers and cargo handling of liquefied petroleum gas and refined petroleum products differs.
On March 10, 2026, the Company determined, upon the recommendation of its special committee of disinterested and independent directors, to effect a spin-off of its tanker segment comprising of one tanker and Xavier Shipping Co. (subsidiary formerly owning the M/T Wonder Formosa), and $15.5 million of cash (the “Proposed AI OKTO Spin-Off”). In the Proposed AI OKTO Spin-Off, Robin shareholders will receive one common share of AI OKTO CORP. (“AI OKTO”), a newly formed subsidiary that will act as the holding company for the one tanker vessel, for every 6.5 Robin common shares. AI OKTO has applied to have its common shares listed on the Nasdaq Capital Market. Robin’s Chairman and Chief Executive Officer, Petros Panagiotidis, has been appointed as Chairman and Chief Executive Officer of AI OKTO with effect as of the completion of the Proposed AI OKTO Spin-Off. The Board believes that the creation of a pure play tanker company, with part of its core strategy being to establish an artificial intelligence (“AI”)-enabled operating model through partnerships with vendors, data-infrastructure providers, and maritime-technology firms to identify, evaluate, and implement AI-driven solutions across its fleet, may provide significant benefits to both Robin and AI OKTO and their shareholders. Robin shareholders would not need to take any action to receive AI OKTO shares to which they are entitled, and would not need to pay any consideration or surrender or exchange Robin common shares. The information in the filed Registration Statement and the information regarding AI OKTO described above, including the amount of cash to be contributed by the Company and the distribution ratio, is not final and remains subject to change. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Spinoff of Tanker Business” for a more detailed description of the Proposed AI OKTO Spin-Off.

Principal factors impacting our business, results of operations and financial condition
Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:
•	The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping industries in which we operate;

•	The cyclical nature of the shipping industry in general and its impact on charter and freight rates and vessel values;

•
The successful implementation of our business strategy, including the ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement this business strategy;

•	The global economic growth outlook and trends;

•
Economic, regulatory, political and governmental conditions that affect shipping and the tanker/LPG shipping industry, including international conflict or war (or threatened war), such as between Russia and Ukraine, tensions in the Middle East, including the war involving Iran, the U.S. and Israel, instability in Venezuela, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, and the imposition of tariffs and other protectionist measures, such as port fees, imposed or threatened by the United States, China and other countries;

•	The employment and operation of our fleet including the utilization rates of our vessels;

•
The ability to successfully employ our vessels at economically attractive rates and the strategic decisions regarding the employment mix of our fleet in the voyage, time charter and pool markets, as our charters expire or are otherwise terminated;

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

•
The ability to maintain solid working relationships with our existing charterers and pool operator and our ability to increase the number of our charterers through the development of new working relationships;

•	The vetting approvals by oil majors and the Chemical Distribution Institute (CDI) for the vessels managed by our manager and/or sub-managers;

•	Dry-docking and special survey costs and duration, both expected and unexpected;

•	Our borrowing levels and the finance costs related to any outstanding debt we may incur as well as our compliance with covenants in any financing arrangement we enter into;

•	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

•	Major outbreaks of diseases and governmental responses thereto; and

•	The level of any distribution on all classes of our shares.

These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty. See also “Item 3. Key Information—D. Risk Factors” in this Annual Report.
Hire Rates and the Cyclical Nature of the Industry
One of the factors that impacts our profitability is the hire and freight rates at which we are able to fix our vessels and the pool rates we earn from the pool arrangement. The shipping industry is cyclical with attendant volatility in rates and, as a result, profitability. The tanker and LPG shipping sectors have been characterized by long and short periods of imbalances between supply and demand, causing charter rates to be volatile.
The degree of charter rate volatility among different types of tanker and LPG carrier vessels has varied widely, and charter rates for these vessels have also varied significantly in recent years. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for refined petroleum products and liquefied petroleum gas carried by oceangoing vessels internationally. The factors and the nature, timing, direction and degree of changes in industry conditions affecting the supply and demand for vessels are unpredictable to a great extent and outside our control.
Our vessel deployment strategy seeks to maximize revenues throughout industry cycles while maintaining cash flow stability and foreseeability. Our gross revenues on a standalone basis for the year ended December 31, 2025 consisted predominantly of hire earned by our vessels under time charter contracts, as well as revenue earned participating in pools. For a description of these chartering arrangements, refer to “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet.”
The year ended December 31, 2025 was among the stronger years for spot Handy tanker trades since 2010, although average earnings remained below the exceptionally high levels recorded in 2022 and 2023. Deadweight carrying capacity of the handy tanker fleet increased by approximately 0.78% in 2025, as compared to 0.47% in 2024, while demand in terms of tonne miles for oil products in 2024 is estimated to have grown by 7.0% but is estimated to have declined by 2.2% in 2025. The Handy tanker spot charter market experienced noticeable volatility throughout 2025, with rates ranging from a low of $11,870 for clean products and $12,623 for dirty products to a high of $37,395 for clean and $39,121 for dirty products. Volatility in charter rates in the tanker market may affect the value of tanker vessels, which occasionally follow the trends of tanker charter rates, and similarly affects our earnings, cash flows and liquidity.
In comparison to the spot market average, LPG 5,000 cbm rates showed little volatility in 2024 and 2025. In 2024, charter rates ranged from a low of $10,356 per day in January 2024 to a high of $11,178 per day in December 2024 and in 2025 charter rates ranged from a low of $11,178 per day in January 2025 to a high of $11,671 per day in September 2025 after which rates remained roughly the same until year end. There was an increase in time charter rates of around 2.5% in 2024 and a decline of approximately 1.9% in 2025 in the regions from the Red Sea to the Indian, North and South Pacific Oceans. In comparison, time charter rates in the regions from the Mediterranean and Adriatic Seas to the Baltic Sea, North and South Atlantic Oceans increased by around 4.6% in 2024 and further by approximately 6.4% in 2025. In 2024, the deadweight carrying capacity of small LPG carrier vessels is estimated to have declined by approximately 1% year on year, reflecting a slight contraction of the fleet. In 2025, capacity increased marginally by around 0.17%, indicating broadly stable fleet levels with only limited net growth.
Our future gross revenues may be affected by our commercial strategy, including decisions regarding the employment mix of our fleet among time and voyage charters and pool arrangements, as well as the proposed spinoff of our tanker business. See Note 12 to our consolidated financial statements included elsewhere in this Annual Report for a breakdown of revenues per category.

Employment and operation of our fleet
A significant factor that impacts our profitability is the employment and operation of our fleet. The profitable employment of our fleet is highly dependent on the levels of demand and supply in the shipping segments in which we operate, our commercial strategy including the decisions regarding the employment mix of our fleet among time charters and pool arrangements, as well as our manager’s and sub-manager’s ability to leverage our relationships with existing or potential customers. As a new entrant to the LPG carriers’ business and the tankers’ business, our customer base is currently concentrated to a small number of charterers. The breadth of our customer base has historically had an impact on the profitability of our business and in the year ended December 31, 2025, 76% of our revenues were earned on a pool arrangement entered into with one pool manager and 24% of our revenues were earned on time charters entered into with one charterer. Further, the effective operation of our fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards and performing the necessary audit for the vessels within the year of taking over a vessel and the ongoing performance monitoring of the vessels.
Financial, general and administrative management
The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.
Important Measures and Definitions for Analyzing Results of Operations
Our management uses the following metrics to evaluate our operating results, including our operating results at the segment level, and to allocate capital accordingly:
Total vessel revenues. Total vessel revenues are generated from time charters and pool arrangements. Total vessel revenues are affected by the number of vessels in our fleet, hire and freight rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market. Total vessel revenues are also affected by our commercial strategy related to the employment mix of our fleet between vessels on time charters and those operating in pools.
For a breakdown of vessel revenues for the year ended December 31, 2023, 2024 and 2025, please refer to Note 12 to our consolidated financial statements included elsewhere in this annual report. For a description of these types of chartering arrangements, refer to “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet”.
Voyage expenses.  Our voyage expenses primarily consist of bunker expenses, port and canal expenses, costs of European Union Allowances (“EUAs”) and brokerage commissions paid in connection with the chartering of our vessels. Voyage expenses are incurred primarily during voyage charters or when the vessel is repositioning or unemployed. Bunker expenses, port and canal dues increase in periods during which vessels are employed on voyage charters because these expenses are in this case borne by us. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. Under pooling arrangements, voyage expenses are borne by the pool operator. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-docking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing fleet operating expenses by the Ownership Days for the relevant period.
Management fees. Management fees include fees paid to related parties providing certain ship management services to our vessels pursuant to the Ship Management Agreements.
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
Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.
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
Time Charter Equivalent (“TCE”) revenues. The Time Charter Equivalent revenues (“TCE”) is a measure of the revenue performance of a vessel and is defined as the total vessel revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses. The TCE revenues is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP.

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.
EBITDA. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies. See below for a reconciliation of EBITDA to Net Income, the most directly comparable U.S. GAAP measure.
The following tables reconcile our consolidated Daily TCE Rate and our consolidated EBITDA to the most directly comparable GAAP measures and present operational metrics of the Company on a consolidated basis and per operating segment for the periods presented (amounts in U.S. dollars, except for utilization and days). We entered the LPG carrier segment in the third quarter of 2025 and, accordingly, no comparative financial information exists for the year ended December 31, 2024.
Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated
	Year ended December 31,	Year ended December 31,
	2024	2025
Total vessel revenues	$6,768,672	$9,905,602
Voyage expenses - including commissions from related party	(315,055)	(1,212,013)
TCE revenues	$6,453,617	$8,693,589
Available Days	326	580
Daily TCE Rate	$19,796	$14,989

Reconciliation of Daily TCE Rate to Total vessel revenues —Tanker Segment
	Year ended December 31,	Year ended December 31,
	2024	2025
Total vessel revenues	$6,768,672	$7,507,528
Voyage expenses – including commissions to related party	(315,055)	(1,085,022)
TCE revenues	$6,453,617	$6,422,506
Available Days	326	365
Daily TCE Rate	$19,796	$17,596

Reconciliation of Daily TCE Rate to Total vessel revenues — LPG Carrier Segment

Year ended December 31,
2025
Total vessel revenues	$2,938,074
Voyage expenses – including commissions to related party	(126,991)
TCE revenues	$2,271,083
Available Days	215
Daily TCE Rate	$10,563

Operational Metrics — Consolidated
	Year ended December 31,	Year ended December 31,
	2024	2025
Daily vessel operating expenses	$6,312	$5,837
Ownership Days	366	582
Available Days	326	580
Operating Days	326	580
Fleet Utilization	100%	100%
Daily TCE Rate	$19,796	$14,989
EBITDA	$2,233,024	$1,687,765

Operational Metrics —Tanker Segment
	Year ended December 31,	Year ended December 31,
	2024	2025
Daily vessel operating expenses	$6,312	$6,547
Ownership Days	366	365
Available Days	326	365
Operating Days	326	365
Fleet Utilization	100%	100%
Daily TCE Rate	$19,796	$17,596

Operational Metrics — LPG Carrier Segment
Year ended December 31,
2025
Daily vessel operating expenses	$4,642
Ownership Days	217
Available Days	215
Operating Days	215
Fleet Utilization	100%
Daily TCE Rate	$10,563

Reconciliation of EBITDA to Net income/(loss) — Consolidated
	Year ended December 31,	Year ended December 31,
	2024	2025
Net income/(loss)	$1,051,403	$(45,142)
Depreciation and amortization	1,168,558	2,126,451
Interest and finance costs, net(1)	13,063	(393,544)
EBITDA	$2,233,024	$1,687,765

(1)	Includes interest and finance costs and interest income, if any.

Consolidated  Results of Operations
Year ended December 31, 2025, as compared to the year ended December 31, 2024
	Year ended December 31, 2024	Year ended December 31, 2025	Change - amount
Total revenues	$6,768,672	$9,905,602	3,136,930
Expenses:
Voyage expenses (including commissions to related party)	(315,055)	(1,212,013)	(896,958)
Vessel operating expenses	(2,310,287)	(3,397,205)	(1,086,918)
Management fees to related parties	(386,162)	(638,551)	(252,389)
Depreciation and amortization	(1,168,558)	(2,126,451)	(957,893)
General and administrative expenses (including costs from related parties)	(1,522,516)	(1,810,195)	(287,679)
Operating income	1,066,094	721,187	(344,907)
Interest and finance costs, net(1)	(13,063)	393,544	406,607
Foreign exchange losses	(1,628)	(11,273)	(9,645)
Change in fair value of crypto assets-Bitcoin	-	(1,148,600)	(1,148,600)
Net income/(loss) and comprehensive income/(loss)	$1,051,403	(45,142)	$(1,096,545)

(1)	Includes interest and finance costs, net of interest income, if any.

Total vessel revenues
Total vessel revenues for our fleet increased to $9.9 million in the year ended December 31, 2025, from $6.8 million in the same period in 2024. This increase of $3.1 million was largely driven by the increase in the Available Days of our fleet to 580 days in the year ended December 31, 2025, from 326 days in the corresponding period in 2024, as a result of the acquisitions of LPG Dream Syrax on September 3, 2025 and  LPG Dream Terrax on September 25, 2025. During the year ended December 31, 2025, our fleet earned on average a Daily TCE Rate of $14,989, compared to an average Daily TCE Rate of $19,796 earned during the same period in 2024. This decrease in Daily TCE Rates was mainly due to the acquisition of the two LPG carrier vessels which generally earn a lower Daily TCE Rate than the tanker vessels due to their size and the trade they operate in. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to “—Daily TCE Rate” and “—Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated” for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses
Voyage Expenses increased to $1.2 million for our fleet in the year ended December 31, 2025, from $0.3 million compared to the same period in 2024. This increase in voyage expenses was mainly a result of the increase by $0.7 million in port and other expenses due to the increased costs of European Union Allowances (“EUAs”).
Vessel Operating Expenses
The increase in operating expenses for our fleet by $1.1 million to $3.4 million in the year ended December 31, 2025, from $2.3 million in the corresponding period of 2024, mainly reflects the increase of the Ownership Days of our fleet to 582 days in the year ended December 31, 2025, from 366 days in the corresponding period in 2024, as a result of the acquisition of the two LPG carrier vessels as described above.
Management Fees
Management fees for our fleet increased to $0.6 million in the year ended December 31, 2025, from $0.4 million in the same period in 2024, as a result of (i) the increase of the Ownership Days of our fleet and  (ii) the increased management fees due to an inflation-based adjustment that was effected on July 1, 2025, following our entry into the master management agreement with Castor Ships with effect from April 14, 2025.
Depreciation and Amortization.
Depreciation expenses for our fleet increased to $1.1 million in the year ended December 31, 2025, from $0.6 million in the same period in 2024, as a result of the increase in the Ownership Days of our fleet. Dry-dock amortization charges in the year ended December 31, 2025, amounted to $1.0 million, compared to a charge of $0.6 million in the same period in 2024. This increase is mainly related to the amortization of the M/T Wonder Mimosa, which initiated and completed its scheduled dry-dock and special survey in the second and third quarters of 2024, respectively.
General and Administrative Expenses
General and administrative expenses in the year ended December 31, 2025 amounted to $1.8 million, whereas, in the year ended December 31, 2024, general and administrative expenses amounted to $1.5 million. This increase is mainly associated with incurred legal and other corporate fees primarily related to becoming a public company on April 14, 2025. For year ended December 31, 2024, and for the period from January 1 through April 14, 2025 (completion of Spin-Off), general and administrative expenses reflect the expense allocations made to the Company by Toro. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees and stock-based compensation cost. For further details of the allocation, please refer to the consolidated financial statements and related notes included elsewhere in this Annual Report.

Change in fair value of crypto assets-Bitcoin

Change in fair value of crypto assets-Bitcoin in the year ended December 31, 2025 amounted to $(1.2) million, whereas, in the year ended December 31, 2024, amounted to $nil. This decrease is mainly associated with the initial allocation of $5.0 million to Bitcoin completed on September 9, 2025, as part of the Company’s newly adopted Bitcoin treasury framework, and the subsequent decline in the fair value of Bitcoin from the acquisition date through December 31, 2025.

Year ended December 31, 2025, as compared to the year ended December 31, 2024 —Tanker Segment
	Year ended December 31, 2024	Year ended December 31, 2025	Change – amount
Total vessel revenues	$6,768,672	$7,507,528	$738,856
Expenses:
Voyage expenses (including commissions to related party)	(315,055)	(1,085,022)	(769,967)
Vessel operating expenses	(2,310,287)	(2,389,815)	(79,528)
Management fees to related parties	(386,162)	(398,751)	(12,589)
Depreciation and amortization	(1,168,558)	(1,471,260)	(302,702)
Segment operating income	$2,588,610	$2,162,680	$(425,930)

Total Vessel Revenues
Total vessel revenues for our tanker segment increased to $7.5 million in the year ended December 31, 2025, from $6.8 million in the same period in 2024. This increase of $0.7 million was largely driven by the increase in the Available Days of our tanker vessel to 365 days in the year ended December 31, 2025, from 326 days in the corresponding period in 2024, primarily due to the M/T Wonder Mimosa having undergone its scheduled dry-docking in 2024. During the year ended December 31, 2025, our tanker vessel earned an average Daily TCE Rate of $17,596, compared to an average Daily TCE Rate of $19,796 earned during the same period in 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to “-Daily TCE Rate” and “-Reconciliation of Daily TCE Rate to Total vessel revenues —Tanker Segment” for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
Voyage Expenses
The increase in voyage expenses to $1.1 million for our tanker vessel in the year ended December 31, 2025, from $0.3 million in the same period in 2024, mainly reflects the $0.7 million increase in port and other expenses due to increased costs of the EUAs.
Vessel Operating Expenses
The increase in operating expenses for our tanker vessel by $0.1 million to $2.4 million in the year ended December 31, 2025, from $2.3 million in the corresponding period of 2024, mainly reflects the increase in spares and maintenance costs in the year ended December 31, 2025, as compared to the same period in 2024.
Management Fees
The increase in management fees to $0.40 million in the year ended December 31, 2025, from $0.39 million in the same period in 2024, mainly reflects the increased management fees due to an inflation-based adjustment that was effected on July 1, 2025, following our entry into the master management agreement with Castor Ships with effect from April 14, 2025.
Depreciation and Amortization
Depreciation expenses for our tanker vessel amounted to $0.6 million in both the year ended December 31, 2025, and in the same period in 2024. Dry-dock amortization charges in the year ended December 31, 2025 amounted to $0.9 million, compared to a charge of $0.6 million in the year ended December 31, 2024. This increase is related to the amortization of the M/T Wonder Mimosa, which initiated and completed its scheduled dry-dock and special survey in the second and third quarters of 2024, respectively.

Year ended December 31, 2025 — LPG Carrier Segment
Year ended December 31, 2025
Total vessel revenues	$2,398,074
Expenses:
Voyage expenses (including commissions to related party)	(126,991)
Vessel operating expenses	(1,007,390)
Management fees to related parties	(239,800)
Depreciation and amortization	(655,191)
Segment operating income	$368,702

Total Vessel Revenues
Total vessel revenues for our LPG carrier segment amounted to $2.4 million in the year ended December 31, 2025. During the year ended December 31, 2025, we owned on average 0.6 LPG carriers that earned a Daily TCE Rate of $10,563. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to “—Daily TCE Rate” and “—Reconciliation of Daily TCE Rate to Total vessel revenues — LPG Carrier Segment” above for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the period in which we owned them, both our LPG carriers were engaged in time charters.
Voyage Expenses
Voyage expenses for our LPG carrier segment amounted to $0.1 million in the year ended December 31, 2025, and mainly comprised brokerage commissions.
Vessel Operating Expenses
Operating expenses for our LPG carrier segment amounted to $1.0 million in the year ended December 31, 2025, and mainly comprised crew wages costs, stores, spares and insurance costs.
Management Fees
Management fees for our LPG carrier segment amounted to $0.2 million in the year ended December 31, 2025.
Depreciation and Amortization
Depreciation expense amounted to $0.6 million in the year ended December 31, 2025 and exclusively relate to vessels’ depreciation for the period during which we owned them. Dry-dock amortization charges in the year ended December 31, 2025 amounted to $0.1 million.
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

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, proceeds from equity offerings and borrowings from debt transactions. Our current liquidity requirements relate to funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations). In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.
For the year ended December 31, 2025, our principal sources of funds were cash from operations, the contribution by Toro, as part of the Spin-Off to us of $10.4 million of cash for additional working capital and the gross proceeds from our registered equity offerings of $32.8 million.
As of December 31, 2025, and December 31, 2024, we had cash and cash equivalents of $5.6 million and $369, respectively. Cash and cash equivalents are primarily held in U.S. dollars.
On September  9, 2025, we completed allocations in the aggregate amount of $5 million to Bitcoin, as a primary treasury reserve asset, to be executed through a measured, institutional-grade implementation approach. The above allocation comes as part of the newly adopted comprehensive Bitcoin treasury framework, announced on July 31, 2025, targeting up to 50% of its long-term cash reserves, with any potential purchases beyond the initial allocation to be deployed to Bitcoin through disciplined dollar-cost averaging. Bitcoin is a novel asset subject to significant price volatility, driven by a variety of factors including regulatory developments, macroeconomic conditions, market sentiment, and technological risks inherent to the Bitcoin blockchain. As a result, the carrying value of our Bitcoin holdings is subject to fluctuation in each reporting period, with any changes in fair value recognized immediately in net income as ‘Change in fair value of crypto assets-Bitcoin’ in our consolidated statement of comprehensive income.
Working capital is equal to current assets minus current liabilities. As of December 31, 2025 and December 31, 2024 we had a working capital surplus of $14.1 million and $12.4 million, respectively.
We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this annual report, will be sufficient to fund the operations of our fleet and meet our normal working capital requirements for that period, including taking into account the Proposed AI OKTO Spin-Off and our contemplated contribution of cash to AI OKTO in conjunction therewith.

If we complete the Proposed AI OKTO Spin-Off, we would contribute a significant amount of our cash on hand to AI OKTO, with the cash contribution amount currently contemplated to be $15.5 million. In such event, we believe that our remaining cash and other sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this annual report, will be sufficient to fund the operations of our fleet and meet our normal working capital requirements for that period.
Our medium- and long-term liquidity requirements relate to the funding of cash dividends on our Series A Preferred Shares, when declared, and the expenditures for the operation and maintenance of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations or new equity or debt financing, if required.

As noted above, we expect future equity offerings, and possibly other issuances of our common shares, preferred shares or other securities, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, as well as possibly bank borrowings, to be a significant component of the financing for our fleet growth plan. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company—We may not be able to execute our business strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.”
For a discussion of our management agreements with our related-party manager and relevant fees charged, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
From time to time and depending upon market conditions, we may consider various capital raising alternatives to finance the strategic growth and diversification of our fleet. Any such capital raising transactions may be at the Robin Energy Ltd. or subsidiary level, to which interests in certain vessels in our fleet and rights to receive related cash flows would be transferred, as well as other capital raising alternatives available to us at that particular time. In addition, we may elect to sell one or more of our vessels or vessel-owning subsidiaries, conduct a spinoff of such vessels or subsidiaries, or contribute such vessels or vessel-owning subsidiaries to a joint venture, master limited partnership or other entity. Any such transfer may reduce our asset base and our rights to cash flows related to the transferred assets. If we contribute assets to a joint venture or master limited partnership, the joint venture or master limited partnership may be owned by or issue equity securities to public or private investors, thereby reducing our percentage interest in such assets and in the related cash flows.
Capital Expenditures
From time to time, we make capital expenditures in connection with vessel acquisitions and vessels upgrades and improvements (either for the purpose of meeting regulatory or legal requirements or for the purpose of complying with requirements imposed by classification societies). We currently finance our capital expenditures using cash from operations and expect to continue to do so in the future, though in the future, we may also utilize, subject to market conditions, debt financing and, to the extent available and permitted, equity issuances as a source of funding. As of December 31, 2025 and as of the date of this Annual Report, we did not have any commitments for capital expenditures related to vessel acquisitions.
A failure to fulfill our capital expenditure commitments generally results in a forfeiture of advances paid with respect to the contracted acquisitions and a write-off of capitalized expenses. In addition, we may also be liable for other damages for breach of contract. Such events could have a material adverse effect on our business, financial condition, and operating results.
Equity Transactions
Under Robin’s initial Articles of Incorporation dated September 24, 2024, Robin’s authorized capital stock consisted of 1,000 shares par value $0.001 per share. On April 7, 2025, the Company’s articles of incorporation were amended and restated and Robin’s authorized capital stock was increased to 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. In connection with the Spin-Off, on April 14, 2025, Toro contributed to Robin the entity owning our tanker and $10,356,450 in cash for additional working capital and Robin (i) issued to Toro 477,345 common shares with one vote per share, and 2,000,000 Series A Preferred Shares, with a stated value of $25 and par value of $0.001 per share, and no voting power and (ii) issued to Pelagos Holdings Corp, a company controlled by Robin’s Chairman and Chief Executive Officer, 40,000 Series B Preferred Shares in accordance with the terms of the Series B Preferred Shares of Toro. Such common shares were distributed on April 14, 2025 pro rata to the shareholders of record of Toro as of April 7, 2025.
As of December 31, 2025, Robin had 2,805,745 common shares issued and 2,774,865 common shares outstanding (net of 30,880 treasury shares) and as of March 31, 2026, Robin had 7,572,151 common shares issued and outstanding.

Reverse stock split
On December 24, 2025, we effected a 1-for-5 reverse stock split of our common shares without any change in the number of authorized common shares. All share and per share amounts, as well as the number of pre-funded warrants under the Company’s effective registered direct equity offering on October 27, 2025, in the accompanying consolidated financial statements have been retroactively adjusted to reflect the reverse stock split. As a result of the reverse stock split, the number of issued and outstanding shares as of December 24, 2025, was decreased to 2,805,745 and 2,774,865 (net of 30,880 treasury shares), respectively, while the par value of the Company’s common shares remained unchanged to $0.001 per share.
Registered Equity Offerings
On June 17, 2025, the Company issued and sold 193,000 common shares to certain institutional investors in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $5.1 million and $4.2 million, respectively.

On June 18, 2025, the Company issued and sold 172,000 common shares to certain institutional investors in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $4.5 million and $4.1 million, respectively.
On June 20, 2025, the Company issued and sold 152,600 common shares to certain institutional investors in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $4.0 million and $3.6 million, respectively.
On June 25, 2025, the Company issued and sold 204,000 common shares to certain institutional investors in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $3.6 million and $3.2 million, respectively.
On September 12, 2025, the Company issued and sold 1,153,846 common shares in an underwritten public offering. In connection with this offering, the underwriter partially exercised its overallotment option and purchased an additional 172,954 shares of the Company’s common stock for additional gross proceeds of approximately $1.1 million. In connection with this equity offering, including the partial exercise of the overallotment option, the Company received aggregate gross and net cash proceeds of approximately $8.6 million and $7.7 million, respectively.
On October 27, 2025, the Company issued and sold 280,000 common shares and 1,028,000 pre-funded warrants to a certain institutional investor in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $7.0 million and $6.3 million, respectively. As of December 31, 2025, none of pre-funded warrants were exercised. In the first quarter of 2026, all of the prefunded warrants were exercised.
At the Market (“ATM”) Offering Agreement
On November 13, 2025, we entered into an “at-the-market” (“ATM”) offering agreement with Maxim Group LLC (“Maxim”) and Rodman & Renshaw LLC (“Rodman & Renshaw”). Under the terms of the ATM offering agreement, Robin may, from time to time, sell its common shares having an aggregate offering value of up to $75.0 million through Maxim and Rodman & Renshaw, as sales agents. The Company will determine, at its sole discretion, the timing and number of shares to be sold under the ATM facility. As of December 31, 2025, there were no transactions under the ATM. In the first quarter of 2026, we received gross proceeds of $14.8 million under the ATM Program by issuing 3,770,905 common shares.

Share Repurchase Program
On December 16, 2025, the Board of Directors of the Company approved a share repurchase program, authorizing the repurchase, from time to time, of up to $1.0 million of the Company’s common shares. Shares were repurchased in open market and/or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time. The timing, manner and total amount of any share repurchases was determined by management at its discretion and depended on a variety of factors, including general market conditions, the stock price, regulatory requirements and limitations, corporate liquidity requirements and priorities, and other factors. The authorization did not obligate the Company to acquire any specific amount of common shares. During the year ended December 31, 2025, the Company repurchased under its share repurchase program 30,880 shares of common stock in open market transactions for an aggregate consideration of $0.1 million, which were classified as treasury shares as they were not cancelled as of December 31, 2025. These treasury shares were cancelled in January 2026.
Self-Tender Offer
On March 24, 2026, we commenced a tender offer to purchase up to 1,000,000 of our common shares, using funds available from cash and cash equivalents on hand, at a price of $3.00 per share. The tender offer is scheduled to expire at the end of the day, 5:00 P.M., Eastern Time, on April 23, 2026, unless extended or withdrawn. The Board of Directors determined that it was in the Company’s best interest to repurchase shares at such time given the Company’s cash position and stock price.

Cash Flows
Year ended December 31, 2025, compared to the year ended December 31, 2024
The following table summarizes our net cash flows provided by/(used in) operating, investing and financing activities for the year ended December 31, 2025 and the year ended December 31, 2024. For further details, please refer to the consolidated financial statements included elsewhere in this annual report.
	For the year ended	For the year ended
	December 31, 2024	December 31, 2025
Net cash provided by operating activities	$6,894,288	$10,170,291
Net cash used in investing activities	$(71,786)	$(43,090,000)
Net cash (used in)/provided by financing activities	$(6,822,484)	$38,569,032

Operating Activities: Net cash provided by operating activities amounted to $10.2 million for the year ended December 31, 2025, consisting of net loss of $45,142, non-cash adjustments related to depreciation and amortization of $2.1 million, change in fair value of crypto assets of $1.1 million and a net decrease of $6.9 million in working capital which mainly derived from a decrease in ‘Due from related parties’ by $5.6 million mainly due to the return of $12.1 million from Toro’s treasury manager to Company’s subsidiaries which was receivable by the Company on demand from the Toro’s cashflow.  Net cash provided by operating activities amounted to $6.9 million for the year ended December 31, 2024, consisting of net income of $1.0 million, non-cash adjustments related to depreciation and amortization of $1.2 million, a payment of dry-dock costs of $1.4 million as the M/T Wonder Mimosa initiated and completed its scheduled drydocking repairs and a net decrease of $6.1 million in working capital which mainly derived from (i) a decrease in ‘Due from related parties’ by $5.9 million mainly due to the return of $8.3 million from the Treasury manager to Robin Subsidiaries for a dividend distribution to the parent company and (ii) a decrease in accounts receivable trade by $0.4 million.
Investing Activities: Net cash used in investing activities in the year ended December 31, 2025 amounting to $43.1 million, relates to (i) vessel acquisitions of LPG Dream Syrax and LPG Dream Terrax amounting to $38.1 million and (ii) cash allocations in the aggregate amount of $5.0 million to Bitcoin. Net cash used in investing activities in the year ended December 31, 2024 amounting to $0.1 million, relates to payments of BWTS installation and vessel improvement expenses.

Financing Activities: Net cash provided by financing activities during the year ended December 31, 2025 amounting to $38.6 million, mainly relates to (i) the contribution by Toro to Robin in the amount of $10.4 million in cash for additional working capital in connection with the  Spin-Off,  (ii) the aggregate gross proceeds less paid issuance expenses from registered equity offerings amounting to $29.1 million, as partially offset by (iii) $0.8 million payments related to Spin-Off, (iv) $0.1 million payments for repurchase of common shares based on share buyback program mentioned above and (v) $0.3 million  relate to the funding of cash dividends on our Series A Preferred Shares. Net cash used in financing activities during the year ended December 31, 2024 amounting to $6.8 million, relates to a net decrease in net parent investment mainly due to dividends to parent company amounting to $8.3 million as result of the sale of M/T Wonder Formosa.
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

Our results of operations depend primarily on the charter rates that we are able to realize. Charter hire rates paid for tanker vessels and LPG carriers are primarily a function of the underlying balance between vessel supply and demand. For a discussion regarding the market performance, please see “—A. Operating Results—Hire Rates and Cyclical Nature of the Industry.” There can be no assurance as to how long charter rates will remain at their current levels or whether they will improve or deteriorate and, if so, when and to what degree. That may have a material adverse effect on our future growth potential and our profitability.
Furthermore, the Company’s business could be adversely affected by the risks related to the conflict in Ukraine and the severe worsening of Russia’s relations with Western economies that has created significant uncertainty in global markets, including increased volatility in the prices of certain of products which our vessels transport and shifts in the trading patterns for such products which may continue into the future, and the imposition of tariffs and other restrictions to trade. In addition, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen which armed Houthi groups have claimed responsibility for and which have resulted in casualties and sunken or damaged vessels. The instability in Venezuela and the outbreak of war in Iran, including restrictions on transit of ships through the Strait of Hormuz, has and may continue to disrupt the supply of energy products including oil, and shipping of refined petroleum products and LPG.  These circumstances have initially led to an increase in the price of oil and led to an increase in the length of LPG and oil tanker voyages and sanctions have resulted in elimination of some vessels that are engaged in sanctioned activity from the available fleet. These factors resulted in fleet inefficiencies and support for LPG and tanker charter rates, which may not continue, particularly if the supply of oil, refined petroleum products and LPG is constrained by attacks on energy infrastructure and the inability of ships to transit the Strait of Hormuz. Refer to “Item 3. Key Information—D. Risk Factors—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business” for further details.
We are currently unable to predict with reasonable certainty the potential effects of the ongoing conflict in Ukraine or the Middle East, including due to the attacks on vessels described above, on our future business, financial condition, cash flows or operating results and these events, including the easing of trade patterns and fleet inefficiencies resulting from such events, could have a material adverse effect on any of the foregoing.

Furthermore, during 2024 and 2025 a number of economies worldwide experienced a slowdown in the rate of economic growth and some continued to observe inflationary pressures. For further information see “Item 3. Key Information—D. Risk Factors—The Company is exposed to fluctuating demand and supply for maritime transportation services, as well as fluctuating prices of oil and refined petroleum products, and may be affected by a decrease in the demand for such products and the volatility in their prices.” In particular, inflation has proven stickier in parts of the global economy and above the inflation targets as set by the central banks in the United States of America, United Kingdom and the Eurozone. Inflationary pressures and disruptions could adversely impact our operating costs and demand and supply for products we transport. It remains to be seen whether inflationary pressures will continue, and to what degree. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, reducing demand for products we carry, and cause a reduction in trade. As a result, the volumes of products we deliver and/or charter rates for our vessels may be affected. These factors could have an adverse effect on our business, financial condition, cash flows and operating results.
E.	Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We prepare our financial statements in accordance with U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our significant accounting policies, please read Note 2 to our consolidated financial statements included in this Annual Report and “Item 18. Financial Statements” in this Annual Report.
Mezzanine equity
As discussed in Note 7 of our consolidated financial statements included elsewhere in this Annual Report, the Company has issued as part of the Spin-Off to Toro 2,000,000 Series A Preferred Shares.
The Series A Preferred Shares are convertible, in whole or in part, at their holder’s option, to common shares at any time and from time to time from and after the second anniversary of April 14, 2025. Dividends are subject to declaration by the Board or any authorized committee thereof and may be paid only out of legally available funds for such purpose.
Toro, a related party, is the holder of all of our issued and outstanding Series A Preferred Shares. The Series A Preferred Shares have been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials” as they are in essence redeemable at the option of the holder as Mr. Panagiotidis, the Chairman, Chief Executive Officer and controlling shareholder of us and Toro, who can effectively determine the timing of the redemption of the Series A Preferred Shares.
Determining the fair value of the mezzanine equity requires management to make judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates, which are significant in the fair value measurement of mezzanine equity. For the estimation of the fair value of the mezzanine equity, we used the Black & Scholes, the discounted cash flow model and the probability adjusted method and we also used significant unobservable inputs which are sensitive in nature and subject to uncertainty, such as expected volatility.
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

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical.
Our estimates of basic market value assume that vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the estimated market values for the vessels received from a third-party independent shipbroker approved by our financing providers. Vessel values are highly volatile. Accordingly, our estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were to be sold.
As of December 31, 2024 and December 31, 2025, the charter-free market value of all our vessels exceeded their carrying value, thus, no undiscounted cash flow tests were deemed necessary to be performed for any of our vessels. Therefore, for the years ended December 31, 2024 and 2025, this is not considered a critical accounting estimate.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officer. Our Board currently consists of three directors. Our Board is divided into three classes of directors (Class A, Class B and Class C). Our Class A, Class B and Class C directors’ current terms expire at the annual meeting of shareholders to be in 2026, 2027, and 2028, respectively. Following the expiration of our directors terms, directors shall be elected annually on a staggered basis thereafter and each director will hold office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director’s death, resignation, removal or the earlier termination of his or her term of office. Concurrent with the Distribution, we appointed John Paul Syriopoulos as Class A director, Dionysios Makris as Class B director and Petros Panagiotidis as Class C director. If the number of directors on our Board is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain a number of directors in each class as nearly equal as reasonably possible. The business address of each of our directors and executive officer listed below is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.
Name	Age	Position
Petros Panagiotidis	35	Chairman, Chief Executive Officer and Class C Director
Dionysios Makris	45	Secretary and Class B Director
John Paul Syriopoulos	35	Class A Director
Theologos Pagiaslis	40	Chief Financial Officer

Certain biographical information with respect to each of our directors and members of senior management listed above is set forth below.
Petros Panagiotidis, Chairman, Chief Executive Officer and Class C Director
Petros Panagiotidis is the founder of the Company and he has been serving as the Chairman of our Board and Chief Executive Officer since we became an independent, publicly listed company on April 14, 2025. With his expertise in shipping and extensive experience in capital markets he navigates our strategic path and overall management, driving operational excellence and ensuring sustainable growth. Additionally, Mr. Panagiotidis holds the positions of Chairman and Chief Executive Officer of Toro since March 2023, while he also serves as Chairman and Chief Executive Officer of Castor Maritime, a Nasdaq-listed company he founded in 2017. Mr. Panagiotidis holds a Bachelor’s degree in International Studies and Mathematics from Fordham University and a Master’s degree in Management and Systems from New York University. In 2023, Mr. Panagiotidis received the Lloyd’s List Next Generation Shipping Award in recognition for his achievements within the maritime sector.
Dionysios Makris, Secretary and Class B Director
Dionysios Makris has been a non-executive member and Secretary of our Board since we became an independent, publicly listed company on April 14, 2025 and serves as a member of the Company’s Audit Committee. Additionally, Mr. Makris has been a non-executive member, Secretary and member of the Audit Committee of Castor Maritime Inc. since its establishment in September 2017. He is a lawyer and has been a member of the Athens Bar Association since September 2005. He is currently based in Piraeus, Greece and is licensed to practice law before the Supreme Court of Greece. He practices mainly shipping and commercial law and is involved in both litigation and transactional practice. He holds a Bachelor of Laws degree from the Law School of the University of Athens, Greece and a Master of Arts degree in International Relations from the University of Warwick, United Kingdom.
John Paul Syriopoulos, Class A Director
John Paul Syriopoulos has been a non-executive member of our Board since we became an independent, publicly listed company on April 14, 2025 and serves as Chairman of the Company’s Audit Committee. For the last 13 years, Mr. Syriopoulos has been with a leading global investment bank, where he now serves as Vice President in the Fixed Income Technology department, leading a team responsible for driving front-to back technology solutions ensuring reliable data distribution, comprehensive risk management and transparent and efficient financial reporting, covering the APAC, EMEA and NYC regions. Mr. Syriopoulos holds a Bachelor’s degree in Industrial Engineering, from Worcester Polytechnic Institute
Theologos Pagiaslis, Chief Financial Officer
Mr. Pagiaslis has been our Chief Financial Officer since the Distribution. He brings over 15 years of experience in investment banking, capital markets and corporate strategy. Additionally, Mr. Pagiaslis holds the position of Chief Financial Officer of Toro since May 2025. Prior to joining Robin, Mr. Pagiaslis served as an Investment Banking Director at Citigroup in London, where he led origination, capital structuring and advisory efforts for financial institutions and corporates. He has worked on numerous high-profile capital markets and strategic advisory transactions, helping issuers across Europe, Middle East and Africa. Earlier in his career, Mr. Pagiaslis worked at the London Stock Exchange Group where he contributed to corporate strategy development and capital markets pricing. He holds a Bachelor of Engineering from the University of Warwick and a Master’s Degree from the London School of Economics and Political Science.
B.	Compensation

The services rendered by our Chairman and Chief Executive Officer, Petros Panagiotidis, are included in our Master Management Agreement with Castor Ships and we provide no separate compensation to him. For a full description, please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” below. We pay our non-executive directors fees in the aggregate amount of $20,000 per annum, or $10,000 per director per annum, plus reimbursement for their out-of-pocket expenses. Our Chief Executive Officer, who also serves as our director, does not receive additional compensation for his service as director.

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
Our audit committee comprises our independent directors, Mr. Dionysios Makris and Mr. John Paul Syriopoulos. Our Board has determined that the members of the audit committee meet the applicable independence requirements of the SEC and the Nasdaq Rules. Our Board has determined that Mr. Syriopoulos is an “Audit Committee Financial Expert” under the SEC’s rules and the corporate governance rules of the Nasdaq Capital Market. The audit committee is responsible for our external financial reporting function as well as for selecting and meeting with our independent registered public accountants regarding, among other matters, audits and the adequacy of our accounting and control systems.
Officers are appointed from time to time by our Board and hold office until a successor is appointed.
D.	Employees

We have no employees. Our vessels are commercially and technically managed by Castor Ships. For further details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management, Commercial and Administrative Services”.
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

Based on information available to us, including information contained in public filings, there were no beneficial owners of 5% or more of our common shares as reported below. The following table sets forth certain information regarding the beneficial ownership of the common shares and Series B Preferred Shares of all of our directors and officers.
The percentage of beneficial ownership is based on 7,572,151 common shares as of the date of this Annual Report.

Name of Beneficial Owner	No. of Common Shares	Percentage
Pani Corp. (1)	116,081	1.5%
Executive Officers and Directors
John Paul Syriopoulos	—		—
Dionysios Makris	—		—
Theologos Pagiaslis	—	—
All executive officers and directors as a group(2)	—	—

(1)
Mr. Panagiotidis indirectly holds 116,081 common shares (or 1.5% of the common shares outstanding) through Pani Corp. and 40,000 Series B Preferred Shares (representing all such Series B Preferred Shares outstanding) through Pelagos Holdings Corp., an entity controlled by Mr. Panagiotidis, each Series B Preferred Share having the voting power of 100,000 common shares. The common shares and Series B Preferred Shares held by Mr. Panagiotidis represent 99.8% of the aggregate voting power of our total issued and outstanding share capital. Please see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of the holder of our Series B Preferred Shares relative to the rights of the holders of our common shares.

(2)	Excluding the shares held indirectly by Mr. Petros Panagiotidis that are reported elsewhere in this table.

All of our common shareholders are entitled to one vote for each common share held. As of March 25, 2026 there were 5 holders of record of our common shares, 4 of which have a U.S. mailing address. One of these holders is CEDE & Co., a nominee company for The Depository Trust Company, which held approximately 99.99% of our outstanding common shares as of such date. The beneficial owners of the common shares held by CEDE & Co. may include persons who reside outside the United States.
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
Management, Commercial and Administrative Services
Our vessels are commercially and technically managed by Castor Ships, a company controlled by our Chairman and Chief Executive Officer, under the terms of the Master Management Agreement entered into between Robin, Robin’s ship-owning subsidiaries and Castor Ships effective April 14, 2025. Prior to our separation from Toro, the vessels owned by the Robin Subsidiaries were commercially and technically managed by Castor Ships pursuant to the Castor Master Management Agreement and Toro Master Management Agreement, which were in substantially the same form as the Master Management Agreement described herein. The following is a summary of the Master Management Agreement and is qualified in its entirety by reference to the full text of the relevant agreement, which is attached as an exhibit hereto and incorporated by reference into this Annual Report.
Castor Ships manages our business overall and provides us with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing cybersecurity and general corporate and administrative services, among other matters. Castor Ships is generally not liable to us for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which our recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships shall in no circumstances be responsible for the actions of the crew of our vessels. We have also agreed to indemnify Castor Ships in certain circumstances. Under the terms of the Master Management Agreement, our ship-owning subsidiaries have also entered into separate management agreements appointing Castor Ships as commercial and technical manager of their vessels (collectively, the “Ship Management Agreements”).

As per the Master Management Agreement, in exchange for these services, until June 30, 2025, Castor Ships charged and collected (i) a flat quarterly management fee in the amount of $0.2 million for the management and administration of our business (the “Flat Management Fee”), (ii) a daily fee of $1,071 per vessel for the provision of ship management services under a separate ship management agreement entered into by our ship owning subsidiary (the “Ship Management Fee”), (iii) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of our vessel, on all gross income received by our shipowning subsidiary arising out of or in connection with the operation of our vessel for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of our vessel is entitled to receive, will not exceed the aggregate rate of 6.25% on the vessel’s gross income, (iv) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship owning entity owning vessel(s) or (c) shares and/or other securities with an aggregate purchase or sale value, as the case may be, of an amount equal to, or in excess of, $10,000,000 issued by an entity engaged in the maritime industry and (v) a capital raising commission at the rate of 1% on all gross proceeds per consummated transaction raised by the Company in the capital and debt markets.

Effective July 1, 2025, in lieu of the previously applicable commission structure and in addition to the Ship Management Fee and Flat Management Fee, Castor Ships charges and collects (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third - party broker(s) involved in the trading of our vessels on all gross income received arising out of or in connection with the operation of our vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of our vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income,  (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel (secondhand or newbuilt), or (b) the shares of a ship-owning entity owning vessel(s) or (c) shares and/or other securities (including equity, debt and loan instruments), and (iii) a capital raising commission at the rate of 1% on all gross proceeds of each capital raising transaction completed by us including, without limitation, any equity, debt or loan transactions, operating leasing transactions, stand-alone derivative and/or swap agreements, other financing arrangements of a similar nature or any refinancing or restructuring thereof. Castor Ships may also be reimbursed for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance or structural changes to our vessels.

Under the terms of the Master Management Agreement, the Ship Management Fee and Flat Management Fee are adjusted annually for inflation on the 1st of July of each year. As a result of the inflation adjustments, effective July 2025, the daily Ship Management Fee increased from $1,071 per vessel to $1,100 per vessel and the quarterly Flat Management Fee increased from $0.20 million to $0.21 million.

The Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Master Management Agreement is terminated by us or is terminated by Castor Ships due to a material breach of its provisions by us or a change of control in the Company (including certain business combinations, such as a merger or the disposal of all or substantially all of our assets or changes in key personnel such as our current directors or Chief Executive Officer), Castor Ships is entitled to a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis. This termination fee is in addition to any termination fees provided for under the Ship Management Agreements.

Castor Ships may choose to subcontract some of its provided services to other parties at its discretion. Castor Ships pays, at its own expense, the third-party management companies a fee for such services, without burdening us with any additional cost. As of the date of this Annual Report, Castor Ships has the technical management of all of our vessels M/T Wonder Mimosa, LPG Dream Syrax and LPG Dream Terrax since June 7, 2023, September 3, 2025 and March 13, 2026.
 Contribution and Spin-Off Distribution Agreement
The following description of the Contribution and Spin-Off Distribution Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the Contribution and Spin-Off Distribution Agreement, which is included as an exhibit to this Annual Report and incorporated by reference herein. The terms of the transactions which are the subject of the Contribution and Spin-Off Distribution Agreement were negotiated and approved by the Special Committee.
We entered into the Contribution and Spin-Off Distribution Agreement with Toro, pursuant to which (i) Toro contributed the Robin Subsidiaries to us in exchange for all our 477,345 common shares, 2,000,000 Series A Preferred Shares and the issue of 40,000 Series B Preferred Shares to Pelagos against payment of their nominal value and (ii) Toro agreed to indemnify us and our vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries it retains after the Distribution Date and we agreed to indemnify Toro for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to us or our vessel-owning  subsidiaries. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between us and Toro.

Under the Contribution and Spin-Off Distribution Agreement, Toro distributed all of our 477,345 common shares to holders of its common stock, with one of our common shares being distributed for every eight shares of Toro’s common stock held by Toro stockholders as of the close of business on April 14, 2025.
Further, the Contribution and Spin-Off Distribution Agreement provides for certain registration rights to Toro relating to the common shares, if any, issued upon conversion of the Series A Preferred Shares (the “Registerable Securities”). Such securities will cease to be registerable by us upon the earliest of (i) their sale pursuant to an effective registration statement, (ii) their eligibility for sale or sale pursuant to Rule 144 of the Securities Act, and (iii) the time at which they cease to be outstanding. Subject to Toro timely providing us with all information and documents reasonably requested by us in connection with such filings and to certain blackout periods, we have agreed to file, as promptly as practicable and in any event no later than 30 calendar days after a request by Toro, one or more registration statements to register Registrable Securities then held by Toro and to use our reasonable best efforts to have each such registration statement declared effective as soon as practicable after such filing and keep such registration statement continuously effective until such registration rights terminate. All fees and expenses incident to our performance of our obligations in connection with such registration rights shall be borne solely by us and Toro shall pay any transfer taxes and fees and expenses of its counsel relating to a sale of Registrable Securities. These registration rights shall terminate on the date on which Toro owns no Series A Preferred Shares and no Registerable Securities.
Any and all agreements and commitments, currently existing between us and our subsidiaries, on the one hand, and Toro and its subsidiaries, on the other hand, terminated as of the Distribution Date. None of these arrangements and commitments is deemed material to the Company. In particular, our vessel-owning subsidiaries ceased to be parties to the Toro’s Amended and Restated Master Management Agreement among Toro, its subsidiaries and Castor Ships that is currently in effect and entered into the Master Management Agreement with Robin and Castor Ships described above. Our vessel-owning subsidiary ceased to be party to the Custodial and Cash Pooling Deeds entered into individually by each of such subsidiaries and Toro RBX Corp. and entered into substantively similar cash management and custodial arrangements with our wholly owned treasury subsidiary, Robin GMD CORP. In the year ended December 31, 2025, the Company reimbursed Toro $786,001 for expenses related to the Spin-Off that were incurred by Toro. As of December 31, 2025, there are no outstanding expenses to be reimbursed by the Company under the Contribution and Spin-Off Distribution Agreement.
Vessel Acquisitions
On July 10, 2025, the Company entered into an agreement with a wholly owned subsidiary of Toro, for the acquisition of the LPG Dream Syrax, at a price of $18.0 million and was delivered to the Company on September 3, 2025.
On September 16, 2025, the Company entered into an agreement with a wholly owned subsidiary of Toro, for the acquisition of the LPG Dream Terrax, at a price of $20.0 million and was delivered to the Company on September 25, 2025.
The terms of the transactions were approved by the board of directors of Robin and Toro at the recommendation of their respective special committees of disinterested and independent directors and were supported by independent valuations.
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
Dividend Policy
We are a recently formed company and have a limited performance record and operating history. Accordingly, we cannot assure you that we will be able to pay dividends on our common shares at all, and our ability to pay dividends will be subject to the limitations set forth below and under “Item 3. Key Information—Risk Factors—Risks Relating to our Common Shares—We do not have a declared dividend policy and our Board may never declare dividends on our Common Shares.”
We do not have a declared dividend policy. Under our Bylaws, our Board may declare and pay dividends in cash, stock or other property of the Company. Any dividends declared will be in the sole discretion of the Board and will depend upon factors such as earnings, increased cash needs and expenses, restrictions in any of our agreements (including our current and future credit facilities), overall market conditions, current capital expenditure programs and investment opportunities, and the provisions of Marshall Islands law affecting the payment of distributions to shareholders (as described below), and will be subject to the priority of our Series A Preferred Shares. The foregoing is not an exhaustive list of factors which may impact the payment of dividends.
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

There have been no significant changes since the date of our consolidated financial statements included in this Annual Report, other than those described above and in Note 16 to our consolidated financial statements included elsewhere in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares, including their associated Preferred Share Purchase Rights under the Rights Agreement, currently trade on the Nasdaq Capital Market under the symbol “RBNE”.
B.	Plan of Distribution

Not applicable.
C.	Markets

Please see “Item 9. The Offer and Listing—A. Offer and Listing Details.”
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
Purpose
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. However, in connection with the Spin-Off, our Board has resolved to focus our efforts on our then-current business of LPG carriers and tanker shipping services, though we have since expanded into LPG carrier services in accordance with such resolutions. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Certain resolutions in connection with the Spin-Off” for further details. Our Articles of Incorporation and Bylaws, as amended, do not impose any limitations on the ownership rights of our shareholders.
Shareholders’ Meetings
The time and place of our annual meeting of shareholders is determined by our Board. Our first annual meeting of shareholders was held on April 7, 2025. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes permitted under applicable law (i) at any time by the Chairman, Chief Executive Officer or President of the Company or a majority of the Board and (ii) by shareholders holding more than 50% of the voting rights in the Company. No other person or persons are permitted to call a special meeting, unless otherwise prescribed by law.
Authorized Capitalization
Under our Articles of Incorporation, our authorized capital stock, consists of 3,900,000,000 common shares, par value $0.001 per share, of which 2,805,745 common shares issued and 2,774,865 common shares outstanding (net of 30,880 treasury shares)  as of December 31, 2025 and 7,572,151  common shares were issued and outstanding as of March 31, 2026, and 100,000,000 preferred shares, par value $0.001 per share, of which 2,000,000 Series A Preferred Shares and 40,000 Series B Preferred Shares were issued and outstanding as of the date of this Annual Report and no Series C Participating Preferred Shares were authorized as of the same time. Authorization for the issuance of Series C Participating Preferred Shares in connection with our Rights Agreement is valid until the expiry of such agreement. See “—B. Memorandum and Articles of Association—Shareholder Protection Rights Agreement” for additional details.
On March 24, 2025, Toro, in its capacity as our sole shareholder, authorized our Board to effect one or more reverse stock splits of our common shares issued and outstanding at the time of the reverse stock split at a cumulative exchange ratio of between one-for-two and one-for-five hundred shares. Our Board may determine, in its sole discretion, and without any prior further shareholder approval whether to implement any reverse stock split by filing an amendment to our Articles of Incorporation, as well as the specific timing and ratio, within such approved range of ratios; provided that any such reverse stock split or splits are implemented prior to the Company’s annual meeting of shareholders in 2029. This authorization was intended to provide us the means to maintain compliance with the continued listing requirements of the Nasdaq Capital Market, and in particular the minimum bid price requirement, if required, as well as to realize certain beneficial effects of a higher trading price for our common shares, including the ability to appeal to certain investors and potentially increased trading liquidity under appropriate circumstances. We effected a 1-for-5 reverse split of our common shares at 11:59 p.m., Eastern time, on December 23, 2025.

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

•
Conversion Rights. The Series A Preferred Shares are convertible, at their holder’s option, to common shares, in whole or in part but not in an amount of less than 40,000 Series A Preferred Shares, at any time and from time to time from and after the second anniversary of the Issue Date. Subject to certain adjustments, the “Conversion Price” for any conversion of the Series A Preferred Shares shall be the lower of (i) 200% of the VWAP of our common shares over the five consecutive trading day period commencing on and including the Distribution Date, and (ii) the VWAP of our common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. The number of common shares to be issued to a converting holder shall be equal to the quotient of (i) the aggregate stated amount of the Series A Preferred Shares converted plus Accrued Dividends (but excluding any dividends declared but not yet paid) thereon on the date on which the conversion notice is delivered divided by (ii) the Conversion Price. Toro will have registration rights in relation to the common shares issued upon conversion. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contribution and Spin-Off Distribution Agreement”. The Series A Preferred Shares otherwise are not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

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

•	Transferability. The Series A Preferred Shares will not be transferable without the approval of our Board.

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

Exclusive Forum
Our Bylaws provide that unless we consent in writing to the selection of an alternative forum, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine and that the United States District Court for the Southern District of New York shall be the sole and exclusive forum for any claim arising under the Securities Act or Exchange Act. If the United States District Court for the Southern District of New York does not have jurisdiction over the claims assigned to it by our exclusive forum provisions, any other federal district court of the United States may hear such claims. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company, shall be deemed to have notice of and consented to this exclusive forum provision.
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
C.Material Contracts
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
We believe our ownership structure meets the intent and purpose of the Publicly Traded Test and the tax policy behind it, even if it does not literally meet the vote and value requirements. In our case, there is no closely-held block because less than 5% shareholders in aggregate own more than 50% of the value of our stock. However, we expect that we would have satisfied the Publicly Traded Test if, instead of our current share structure, our common shares represented more than 50% of the voting power of our stock. In addition, we can establish that nonqualified shareholders cannot exercise voting control over the corporation because a qualified shareholder controls the non-traded voting stock. Moreover, we believe that the 5% Override Rule suggests that the Publicly Traded Test should be interpreted by reference to its overall purpose, which we consider to be that Section 883 should generally be available to a publicly-traded company unless it is more than 50% owned, by vote or value, by nonqualified 5% shareholders. To that respect, we believe our stock structure, when considered by the U.S. Department of the Treasury in light of the Publicly Traded Test enunciated in the regulations, should be accepted as satisfying the exemption. Accordingly, we intend to take the position that we qualify for the benefits of Section 883, similar to the position of similarly situated companies.  However, based on the current wording of the relevant regulations, our particular stock structure does not satisfy the Publicly Traded Test.  Accordingly, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any taxable year.
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
PFIC status is also determined annually, and further depends upon the composition of our gross income and assets, both of which are subject to change. Therefore, there can be no assurance as to our PFIC status for the current taxable year or for future taxable years, nor any assurance that the IRS or a court will agree with our determination of our PFIC status. Therefore, there can be no assurance as to our PFIC status for the current taxable year or for future taxable years, nor any assurance that the IRS or a court will agree with our determination of our PFIC status.
Notwithstanding any election that a U.S. Holder makes with regard to our shares, dividends received from the Company will not constitute qualified dividend income to such U.S. Holder if the Company is a PFIC (or is treated as a PFIC ) either in the taxable year of the distribution or the preceding taxable year.  Dividends that such U.S. Holder receives that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income.  Instead, a U.S. Holder must include the gross amount of any such dividend paid by the Company out of the Company’s accumulated earnings and profits (as determined for U.S. federal income tax purposes) in such U.S. Holder’s gross income, and it will be subject to tax at rates applicable to ordinary income.
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

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements we file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. Our filings will also be available on our website at www.robinenergy.com. This web address is provided as an inactive textual reference only. Information contained on, or that can be accessed through, these websites, does not constitute part of, and is not incorporated into, this Annual Report.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish or make available to our shareholders annual reports containing our financial statements prepared in accordance with GAAP.
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

We are exposed to various market risks. Our activities expose us primarily to the financial risks of changes in foreign currency exchange rates as described below.
Foreign Currency Exchange Rate Risk
We generate all of our revenues in U.S. dollars. A minority of our vessels’ operating expenses (approximately 12.7% for the year ended December 31, 2024 and 11.2% for the year ended December 31, 2025) and of our general and administrative expenses (approximately 3.5% for the year ended December 31, 2024 and 10.3% for the year ended December 31, 2025) are in currencies other than the U.S. dollar, primarily the Euro and Japanese Yen. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations because as of December 31, 2024 and 2025, these non-U.S. dollar expenses represented 5.1% and 5.7% our revenues, respectively. However, the portion of our business conducted in other currencies could increase in the future, which could increase our exposure to losses arising from exchange rate fluctuations.
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

As of December 31, 2025, our management conducted an evaluation pursuant to Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

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
Based upon that evaluation, our management concluded that, as of December 31, 2025, our disclosure controls and procedures which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.
B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) promulgated under the Exchange Act. Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of our financial statements for external purposes in accordance with accounting principles generally accepted in the United States.
Our internal controls over financial reporting include those policies and procedures that:
•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management believes that our internal control over financial reporting was effective as of December 31, 2025.
However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

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

On April 14, 2025, we adopted a code of ethics that applies to any of our employees, including our Chief Executive Officer and Chief Financial Officer. The code of ethics may be downloaded from our website (www.robinenergy.com). None of the information contained on, or that can be accessed through, the Company’s website is incorporated into or forms a part of this Annual Report. Additionally, any person, upon request, may receive a hard copy or an electronic file of the code of ethics at no cost. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website. No such amendment was made, or waiver granted, since the adoption of our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees
Aggregate audit fees billed during years ended December 31, 2024 and 2025, represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited. For the year ended December 31, 2025, audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information and the audit of the Predecessor Robin Energy Ltd.  financial statements for the period ended December 31, 2024, as well as in connection with (i) the issuance of related consents and (ii) the review of the Company’s registration statement and any other audit services required for SEC or other regulatory filings. No other non-audit, tax or other fees were charged. For the year ended December 31, 2024, audit fees represent compensation for professional services rendered for the audit of the Predecessor Robin Energy Ltd. financial statements for years ended December 31, 2023 and for the review of the financial information for the six, nine months ended June 30 and September 30, 2024, as well as in connection with (i) the issuance of related consents and (ii) the review of the Company’s registration statement and any other audit services required for SEC or other regulatory filings. No other non-audit, tax or other fees were charged.

In U.S. dollars	For the year ended December 31, 2024	For the year ended December 31, 2025
Audit Fees	$130,739	$399,380

Audit-Related Fees
Not applicable.
Tax Fees
During 2025, tax fees amounted to $10,000, representing fees for professional services provided in connection with various U.S. income tax advisory services.
All Other Fees
Not applicable.
Audit Committee’s Pre-Approval Policies and Procedures
Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services. Prior to the Spin-Off and establishment of our audit committee, the audit committee of Toro pre-approved all such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

Share Repurchase Program

On December 16, 2025, our Board approved a share repurchase program, authorizing the repurchase, from time to time, of up to $1.0 million of the Company’s common shares. Shares were repurchased in open market and/or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time. The timing, manner and total amount of any share repurchases was determined by management at its discretion and depended on a variety of factors, including general market conditions, the stock price, regulatory requirements and limitations, corporate liquidity requirements and priorities, and other considerations. The authorization did not obligate the Company to acquire any specific amount of common shares.

As of December 31, 2025, we had repurchased the following common shares:
Period	Total Number of Shares Purchased(1),(2)	Average Price Paid per Share(3)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
December 16-31, 2025	30,880	$4.8170	30,880	$870,702

(1)
On December 16, 2025, we announced the launch of the Repurchase Program authorizing the repurchase of up to $1.0 million of our common shares commencing December 16, 2025 through to December 31, 2025. The Repurchase Program was approved by the Board on December 16, 2025. The Repurchase Program may be suspended or terminated at any time by the Board.

(2)	Common shares were repurchased by Robin in open market transactions.
(3)	The average price paid per share does not include commissions paid for each transaction.

During the year ended December 31, 2025, the Company repurchased under its share repurchase program 30,880 shares of common stock in open market transactions for an aggregate consideration of $0.1 million, which were classified as treasury shares as they were not cancelled as of December 31, 2025. As of December 31, 2025, Robin had 2,805,745 common shares issued and 2,774,865 common shares outstanding (net of 30,880 treasury shares).
Partial Self-Tender Offer
On March 24, 2026, we commenced a tender offer to purchase up to 1,000,000 of our common shares, using funds available from cash and cash equivalents on hand, at a price of $3.00 per share. The tender offer is scheduled to expire at the end of the day, 5:00 P.M., Eastern Time, on April 23, 2026, unless extended or withdrawn. Our Board determined that it was in the Company’s best interest to repurchase shares at such time given the Company’s cash position and stock price.

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

Pursuant to an exception under the Nasdaq listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the Nasdaq listing standards, which are available at www.nasdaq.com, because in certain cases we follow our home country (Marshall Islands) practice. Pursuant to Section 5600 of the Nasdaq Listed Company Manual, we are required to list the significant differences between our corporate governance practices that comply with and follow our home country practices and the Nasdaq standards applicable to listed U.S. companies. Set forth below is a list of those differences:
•
Independence of Directors. The Nasdaq requires that a U.S. listed company maintain a majority of independent directors. Although our Board is currently composed of three directors, a majority of whom are independent, we cannot assure you that in the future we will have a majority of independent directors.

•
Executive Sessions. The Nasdaq requires that non-management directors meet regularly in executive sessions without management. The Nasdaq also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our bylaws, our non-management directors do not regularly hold executive sessions without management.

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

•
Audit Committee. The Nasdaq requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Nasdaq Rule 5615(a)(3), we follow home country practice regarding audit committee composition. Therefore, our audit committee is composed of two independent directors, Dionysios Makris and John Paul Syriopoulos. Although the members of our audit committee will be independent, we are not required to ensure their independence under Nasdaq Rule 5605(c)(2)(A) subject to compliance with Rules 10A-3(b)(1) and 10A-3(c) under the Securities Exchange Act of 1934.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.
ITEM 18.	FINANCIAL STATEMENTS

The financial information required by this Item is set forth on pages F-2 to F-28 filed as part of this Annual Report.
ITEM 19.	EXHIBITS

1.1	Amended & Restated Articles of Incorporation of Robin, as amended by Articles of Amendment, dated December 23, 2025

1.2	Amended & Restated Bylaws of Robin (incorporated by reference to Exhibit 1.2 to Robin’s Annual Report on Form 20-F filed with the SEC on April 15, 2025).

1.3
Statement of Designation of the Rights, Preferences and Privileges of 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Robin (incorporated by reference to Exhibit 1.3 to Robin’s Annual Report on Form 20-F filed with the SEC on April 15, 2025).

1.4
Statement of Designation of the Rights, Preferences and Privileges of the Series B Preferred Shares of Robin (incorporated by reference to Exhibit 1.4 to Robin’s Annual Report on Form 20-F filed with the SEC on April 15, 2025).

1.5
Statement of Designation of the Rights, Preferences and Privileges of the Series C Participating Preferred Shares of Robin (incorporated by reference to Exhibit 1.5 to Robin’s Annual Report on Form 20-F filed with the SEC on April 15, 2025).

2.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

4.1
Shareholder Protection Rights Agreement by and between Robin and Broadridge Corporate Issuer Solutions, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to Robin’s Annual Report on Form 20-F filed with the SEC on April 15, 2025).

4.2	Contribution and Spin-Off Distribution Agreement between Robin and Toro Corp (incorporated by reference to Exhibit 4.2 to Robin’s Annual Report on Form 20-F filed with the SEC on April 15, 2025).

4.3
Master Management Agreement by and among Robin, its shipowning subsidiaries and Castor Ships S.A. (incorporated by reference to Exhibit 4.3 to Robin’s Annual Report on Form 20-F filed with the SEC on April 15, 2025).

4.4
Scorpio Handymax Tanker Pool Agreement by and between Scorpio Handymax Tanker Pool LTD and Vision Shipping Co. dated August 11, 2022 (incorporated by reference to Exhibit 4.4 to the Robin’s Registration Statement on Form 20-F filed with the SEC on February 28, 2025).

8.1	List of Subsidiaries.

11.1	Insider Trading Policy of Robin.

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

97.1	Compensation Recovery Policy of Robin (incorporated by reference to Exhibit 97.1 to Robin’s Annual Report on Form 20-F filed with the SEC on April 15, 2025).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
Robin Energy Ltd.

April 10, 2026
/s/ Petros Panagiotidis
Name: Petros Panagiotidis
Title: Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Robin Energy Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Robin Energy Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income, shareholders’ equity and mezzanine equity and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece
April 10, 2026

We have served as the Company’s auditor since 2024.

ROBIN ENERGY LTD.
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and December 31, 2025
(Expressed in U.S. Dollars – except for share data)

		December 31,	December 31,
ASSETS	Note	2024	2025
CURRENT ASSETS:
Cash and cash equivalents		$369	$5,649,692
Due from related parties, current	3	12,376,064	6,034,859
Accounts receivable trade		416,300	620,683
Inventories		45,595	147,365
Prepaid expenses and other assets		45,612	398,812
Investment in crypto-assets-Bitcoin	8	—	3,851,400
Total current assets		12,883,940	16,702,811

NON-CURRENT ASSETS:
Vessels, net	3,5	6,875,903	39,207,988
Due from related parties	3	388,542	981,162
Prepaid expenses and other assets, non current		357,769	357,769
Deferred charges, net	4	1,075,826	1,699,383
Total non-current assets		8,698,040	42,246,302
Total assets		$21,581,980	$58,949,113

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable		156,253	512,030
Due to related parties, current		—	106,944
Deferred revenue		—	698,000
Accrued liabilities		313,905	1,285,392
Total current liabilities		470,158	2,602,366

NON-CURRENT LIABILITIES:
Total non-current liabilities		—	—

Commitments and contingencies	10

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 0 and 2,000,000 shares issued and outstanding as of December 31, 2024, and December 31, 2025, respectively, aggregate liquidation preference of $0 and $50,000,000 as of December 31, 2024 and December 31, 2025, respectively	7	—	25,877,180
Total mezzanine equity		—	25,877,180

SHAREHOLDERS’ EQUITY:
Former Net Parent Company investment		$21,111,822	$—
Common shares, $0.001 par value; 1,000 and 3,900,000,000 shares authorized; 1,000 and 2,805,745 shares issued; 1,000 and 2,774,865 shares (net of 30,880 treasury shares) outstanding as of December 31, 2024, and December 31, 2025, respectively	6	1	2,805
Preferred shares, $0.001 par value: 0 and 100,000,000 shares authorized; Series B preferred shares: 0 and 40,000 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively	6	—	40
Additional paid-in capital		—	31,573,963
Treasury shares; 0 and 30,880 shares as of December 31, 2024 and 2025, respectively		—	(130,548)
Due from stockholder		(1)	—
Accumulated deficit		—	(976,693)
Total shareholders’ equity		21,111,822	30,469,567
Total liabilities, mezzanine equity and shareholders’ equity		21,581,980	58,949,113

The accompanying notes are an integral part of these consolidated financial statements.

ROBIN ENERGY LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
For the years ended December 31, 2023, 2024 and 2025
(Expressed in U.S. Dollars – except for share data)

		Year ended December 31,	Year ended December 31,	Year ended December 31,
	Note	2023	2024	2025
REVENUES:
Pool revenues	12	15,611,872	6,768,672	7,507,528
Time charter revenues		—	—	2,398,074
Total vessel revenues		15,611,872	6,768,672	9,905,602

EXPENSES:
Voyage expenses (including $195,890, $125,409 and $305,463 to related party for the years ended December 31, 2023, 2024 and 2025, respectively)	3,13	(198,730)	(315,055)	(1,212,013)
Vessel operating expenses	13	(5,164,248)	(2,310,287)	(3,397,205)
Management fees to related parties	3	(688,547)	(386,162)	(638,551)
Depreciation and amortization	4,5	(1,490,577)	(1,168,558)	(2,126,451)
General and administrative expenses (including $279,855, $162,156 and $632,666 to related party for the year ended December 31, 2023, 2024 and 2025, respectively)	3	(807,607)	(1,522,516)	(1,810,195)
Gain on sale of vessel (including $179,900, $0 and $0 sale commissions to related party for the years ended December 31, 2023, 2024, and 2025, respectively)		8,226,258	—	—
Total expenses		$(123,451)	$(5,702,578)	$(9,184,415)

Operating income		$15,488,421	$1,066,094	$721,187

OTHER (EXPENSES)/INCOME:
Finance costs		(16,352)	(13,063)	(33,126)
Interest income		10,396	—	426,670
Change in fair value of crypto assets-Bitcoin	8	—	—	(1,148,600)
Foreign exchange losses		(9,930)	(1,628)	(11,273)
Total other expenses, net		$(15,886)	$(14,691)	$(766,329)

Net income/(loss) before taxes		$15,472,535	$1,051,403	$(45,142)
Income taxes		(47,070)	—	—
Net income/(loss) and comprehensive income/(loss)		$15,425,465	$1,051,403	$(45,142)
Dividend on Series A Preferred Shares	3,15	—	—	(358,333)
Net income/(loss) attributable to common shareholders		$15,425,465	$1,051,403	$(403,475)
Earnings/(Loss) per common share, basic	11	32.3	2.2	(0.3)
Earnings/(Loss) per common share, diluted	11	3.1	0.2	(0.3)
Weighted average number of common shares, basic	11	477,345	477,345	1,492,097
Weighted average number of common shares, diluted	11	5,010,294	5,010,294	1,492,097

The accompanying notes are an integral part of these consolidated financial statements.

ROBIN ENERGY LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the years ended December 31, 2023, 2024 and 2025
(Expressed in U.S. Dollars – except for share data)

					Treasury stock							Mezzanine equity
	# of Series B Preferred Shares	Par Value of Preferred Series B shares	# of Common shares	Par Value of Common Shares	# of Common Shares	Amount	Additional Paid-in capital	Due from Stockholder	Former Parent Company Investment	Accumulated deficit	Total Shareholder’s Equity	# of Series A Preferred Shares	Mezzanine Equity
Balance, December 31, 2022	—	—	—	—	—	—	—	—	$26,353,153	—	$26,353,153	—	—
Net income and comprehensive income	—	—	—	—	—	—	—	—	15,425,465	—	15,425,465	—	—
Net decrease in Former Parent Company Investment	—	—	—	—	—	—	—	—	(14,895,715)	—	(14,895,715)	—	—
Balance, December 31, 2023	—	—	—	—	—	—	—	—	$26,882,903	—	$26,882,903	—	—
Net income and comprehensive income	—	—	—	—	—	—	—	—	1,051,403	—	1,051,403	—	—
Net decrease in Former Parent Company investment	—	—	—	—	—	—	—	—	(6,822,484)	—	(6,822,484)	—	—
Balance, December 31, 2024	—	—	1,000	1	—	—	—	—	$21,111,822	—	$21,111,822	—	—
Net income/(loss) and comprehensive income/(loss)	—	—	—	—	—	—	—	—	573,218	(618,360)	(45,142)	—	—
Net increase in Former Parent Company investment	—	—	—	—	—	—	—	—	329,618	—	329,618	—	—
Cancellation of common shares due to spin off	—	—	(1,000)	(1)	—	—	—	1	—	—	—	—	—
Capitalization at spin off, including Issuance of capital and preferred stock, net of costs (Note 7)	40,000	40	477,345	477	—	—	5,692,409	—	(22,014,658)	—	(16,321,732)	2,000,000	25,877,180
Issuance of common shares pursuant to registered equity offerings (Note 6)	—	—	2,328,400	2,328	—	—	28,973,096	—	—	—	28,975,424	—	—
Repurchase of common shares	—	—	—	—	(30,880)	(130,548)	—	—	—	—	(130,548)	—	—
Dividend on Series A preferred shares (Note 7)	—	—	—	—	—	—	—	—	—	(358,333)	(358,333)	—	—
Excess of consideration over carrying value of acquired assets (Note 3)	—	—	—	—	—	—	(3,091,542)	—	—	—	(3,091,542)	—	—
Balance, December 31, 2025	40,000	40	2,805,745	2,805	(30,880)	(130,548)	31,573,963	—	—	(976,693)	30,469,567	2,000,000	25,877,180

The accompanying notes are an integral part of these consolidated financial statements.

ROBIN ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023, 2024 and 2025
(Expressed in U.S. Dollars)

	Note	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Cash Flows (used in)/provided by Operating Activities:
Net income/(loss)		$15,425,465	$1,051,403	$(45,142)
Adjustments to reconcile net income/(loss) to net cash (used in)/provided by operating activities:
Depreciation and amortization	4,5	1,490,577	1,168,558	2,126,451
Gain on sale of vessel		(8,226,258)	—	—
Change in fair value of crypto assets-Bitcoin	8	—	—	1,148,600
Changes in operating assets and liabilities:
Accounts receivable trade		(173,545)	434,536	(204,382)
Inventories		154,488	(28,764)	(101,770)
Due from related parties		(14,497,622)	5,943,722	5,648,585
Prepaid expenses and other assets		406,645	16,299	(316,410)
Accounts payable		110,244	(459,747)	259,876
Accrued liabilities		55,644	189,476	987,934
Deferred revenue		—	—	698,000
Dry-dock costs paid		(1,088,386)	(1,421,195)	(31,451)
Net Cash (used in)/provided by Operating Activities		(6,342,748)	6,894,288	10,170,291

Cash flow (used in)/provided by Investing Activities:
Vessel acquisitions and capitalized vessel improvements	5	(766,887)	(71,786)	(38,090,000)
Net proceeds from sale of vessel		17,204,802	—	—
Purchase of crypto assets-Bitcoin	8	—	—	(5,000,000)
Net cash provided by/(used in) Investing Activities		16,437,915	(71,786)	(43,090,000)

Cash flows (used in)/provided by Financing Activities:
Net (decrease)/increase in Former Parent Company Investment		(14,895,715)	(6,822,484)	329,618
Payment for repurchase of common shares		—	—	(130,548)
Gross proceeds from issuance of common shares pursuant to registered equity offerings	6	—	—	32,773,860
Common share issuance expenses pursuant to registered direct offerings		—	—	(3,722,958)
Payment of Dividend on Series A Preferred Shares		—	—	(251,389)
Capital contribution from Former Parent Company due to spin off	1,6	—	—	10,356,450
Payments related to Spin-Off from Toro	3	—	—	(786,001)
Net cash (used in)/provided by Financing Activities		(14,895,715)	(6,822,484)	38,569,032

Net (decrease)/increase in cash and cash equivalents		(4,800,548)	18	5,649,323
Cash and cash equivalents at the beginning of the period		4,800,899	351	369
Cash and cash equivalents at the end of the period		$351	$369	$5,649,692

SUPPLEMENTAL CASH FLOW INFORMATION
Unpaid vessel improvement costs (included in Accounts payable and Accrued liabilities)		37,072	—	120,424
Unpaid capital issuance costs (included in Accounts payable and Accrued Liabilities)		—	—	75,478
Dividend on Series A preferred shares declared but unpaid		—	—	106,944
Excess of consideration over carrying value of acquired assets		—	—	3,091,542

The accompanying notes are an integral part of these consolidated financial statements.

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information:

Robin Energy Ltd. (“Robin”, or the “Company”) was formed on September 24, 2024 as a wholly owned subsidiary of Toro Corp. (“Toro”, or the “Former Parent Company”) under the laws of the Republic of the Marshall Islands. On April 14, 2025 (the “Distribution Date”), Toro completed the Spin-Off of Robin based on the terms approved by the independent disinterested directors of Toro following the recommendation of its special committee of independent disinterested directors. In the Spin-Off, Toro separated its Handysize tanker fleet from its liquefied petroleum gas (“LPG”) carrier fleet by, among other actions, contributing to Robin (i) its interest in the subsidiaries comprising its tanker fleet, Vision Shipping Co., owning one tanker vessel and Xavier Shipping Co. and (ii) $10,356,450 in cash for additional working capital, in exchange for (i) 477,345 (post reverse stock split as described below) common shares of Robin, (ii) the issuance to Toro of 2,000,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Robin (the “Series A Preferred Shares”) having a stated amount of $25.00 per share and a par value of $0.001 per share and (iii) the issuance at par to Pelagos Holdings Corp, a company controlled by Robin’s Chairman and Chief Executive Officer, of 40,000 Series B preferred shares of Toro, par value $0.001 per share (the “Series B Preferred Shares”). Robin’s common shares were distributed on April 14, 2025 pro rata to the shareholders of record of Toro as of April 7, 2025 at a ratio of one Robin common share for every eight Toro common shares. The foregoing transactions are referred to collectively herein as the “Spin-Off”. Robin began trading on the Nasdaq Capital Market (the “Nasdaq”), under the symbol “RBNE” on April 15, 2025.

In addition, Robin entered into various agreements effecting the separation of its business from Toro including a Contribution and Spin-Off Distribution Agreement entered into by Robin and Toro on April 14, 2025 (the “Contribution and Spin-Off Distribution Agreement”), pursuant to which, among other things, Toro agreed to indemnify Robin and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries Toro retained after the Distribution Date and Robin agreed to indemnify Toro for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between Toro and Robin and provides Toro with certain registration rights relating to Robin’s common shares, if any, issued upon conversion of the Series A Preferred Shares issued to Toro in connection with the Spin-Off. Following the successful completion of the Spin Off on April 14, 2025, Robin reimbursed Toro for expenses related to the Spin-Off that were incurred by Toro, except for any of these expenses that were incurred or paid by any of Robin’s subsidiaries after April 14, 2025.

The Spin-Off has been accounted for as a transfer of business among entities under common control. Accordingly, these accompanying consolidated financial statements of the Company have been presented as if the subsidiaries were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the subsidiaries listed below, from their dates of incorporation. As a result, the accompanying consolidated financial statements include the accounts of Robin and its wholly owned subsidiaries.

On December 24, 2025, the Company effected a 1-for-5 reverse stock split on its issued and outstanding common shares (Note 6). All shares and per share amounts disclosed in the accompanying consolidated financial statements give effect to this reverse stock split retroactively for the periods presented.

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information:

The Company’s vessels are currently engaged in the worldwide transportation of refined petroleum products and liquefied petroleum gas through its vessel-owning subsidiaries.

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by Petros Panagiotidis, Robin’s Chairman and Chief Executive Officer, provides commercial ship management services, ship management and chartering services to the vessels owned by the Company’s vessel-owning subsidiaries. Such services are provided through subcontracting agreements with unrelated third-party managers, entered into with the Company’s subsidiaries’ consent, for the Company’s vessels. Castor Ships provided most of the ship management services from June 7, 2023, September 3, 2025 and March 13, 2026 for M/T Wonder Mimosa, LPG Dream Syrax and LPG Dream Terrax, respectively and a third-party manager provided certain ship management services through subcontracting agreements to the vessels.

As of December 31, 2025, Robin had 7 wholly owned subsidiaries incorporated in the Republic of Marshall Islands.

Charterer concentration:

Charterers or pool managers that individually accounted for more than 10% of the Company’s total vessel revenues (as percentages of total vessel revenues), all derived from the Company’s tanker and LPG carrier segments, were as follows:

Charterer/Pool manager	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
A	100%	100%	76%
B	—%	—%	24%
Total	100%	100%	100%

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements:

Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The consolidated financial statements include the accounts of Robin and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Robin, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities, and operations of a VIE in its consolidated financial statements. The Company has identified it has variable interests in Toro Corp., but is not the primary beneficiary. The Company reconsiders the initial determination of whether an entity is a VIE if certain types of events (“reconsideration events”) occur. If the Company holds a variable interest in an entity that previously was not a VIE, it reconsiders whether the entity has become a VIE. The Company’s maximum exposure to loss as a result of its involvement with this VIE is the Company’s carrying value in this investment.

Use of estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel valuations, the valuation of amounts due from charterers, residual value and the useful life of the vessels. Actual results may differ from these estimates.

Other comprehensive income/(loss)

The Company follows the accounting guidance relating to comprehensive income/(loss), which requires separate presentation of certain transactions that are recorded directly as components of net parent investment. The Company has no other comprehensive income/(loss) items and, accordingly, comprehensive income/(loss) equals net income/(loss) for the periods presented.

Foreign currency translation

The Company’s reporting and functional currency is the U.S. Dollar (“USD”). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates and any gains or losses are included in the statement of comprehensive income/(loss).

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

Cash and cash equivalents

The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Accounts receivable trade

The amount shown as trade receivables at the balance sheet date includes receivables from charterers for hire and pool revenue, and other potential sources of income (such as ballast bonus compensation and/or holds cleaning compensation, etc.) under the Company’s charter contracts and/or pool arrangements, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There are no provisions for doubtful accounts as of December 31, 2024 and 2025.

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

Vessels’ depreciation

Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of its vessels to be 25 years from the date of initial delivery from the shipyard, whereas secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of a vessel’s sale. The amortization charge related to dry-docking costs and special survey costs is presented within Depreciation and amortization in the accompanying consolidated statements of comprehensive income/(loss).

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

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

Revenues related to time charter contracts

The Company accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases”. The Company has determined that the non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprise crew, technical and safety services, among others. The Company further elected to adopt the practical expedient that provides it with the discretion to recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it determined that the related lease component and non-lease component have the same timing and pattern of transfer and that the predominant component is the lease. The Company qualitatively assessed that more value is ascribed to the use of the asset (i.e., the vessel) rather than to the services provided under the time charter agreements.

Lease revenues are recognized on a straight-line basis over the non-cancellable rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back to the Company, and is recorded as part of vessel revenues in the Company’s statement of comprehensive income/(loss). Revenues generated from variable lease payments are recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur. Deferred revenue includes (i) cash received prior to the balance sheet date for which all criteria to recognize as lease revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date and (ii) deferred contract revenue such as deferred ballast compensation earned as part of a lease contract. Lease revenue is shown net of commissions payable directly to charterers under the relevant time charter agreements. Charterers’ commissions represent discount on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer.

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

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

Repairs and maintenance

All repair and maintenance expenses, including underwater inspection expenses, are expensed in the period incurred. Such costs are included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income/(loss).

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

Segment reporting

The Company reports financial information and evaluates its operations by total vessel revenues, vessel operating expenses, operating income and net income. As a result, management, including the chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews operating results solely by revenue, operating expenses and operating results of the vessel and decides how to allocate resources based on consolidated net income, thus the Company has determined that it operates under two reportable segments. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Earnings/(Loss) per common share

Basic earnings/(loss) per common share are computed by dividing net income/(loss) available to common shareholders by the weighted average number of common shares outstanding during the relevant period. Dividends on cumulative redeemable perpetual preferred shares reduce the income available to common shareholders, (whether or not earned). Diluted earnings/(loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted at the beginning of the periods presented, or issuance date, if later. Diluted earnings/(loss) attributable to common shareholders per common share is computed by dividing the net income/(loss) attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of convertible securities during the applicable periods. The if converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible preferred shares. For purposes of the if converted calculation, the conversion price of convertible preferred shares is based on the fixed conversion price or on the average market price when the number of shares that may be issued is variable. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings/(loss) per share.

Digital Assets (Investment in Crypto Assets – Bitcoin)

The Company accounts for its digital assets, which are comprised solely of bitcoin, as indefinite-lived intangible assets in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles—Goodwill and Other. The Company has ownership of and control over its bitcoin and uses third-party custodial services. In December 2023, FASB issued ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. ASU 2023-08 requires certain crypto assets to be measured at fair value separately on the balance sheet with gains and losses from changes in the fair value reported as unrealized gains or losses in the consolidated statement of income/(loss) and comprehensive income (loss) for each reporting period. ASU 2023-08 also enhances the other intangible asset disclosure requirements by requiring the name, cost basis, fair value, and number of units for each significant crypto asset holding. In conjunction with the acquisition of digital assets during the year ended December 31, 2025, the Company adopted and applied ASU-2023-08 henceforth.

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

The Company’s digital assets are initially recorded at cost, net of any transaction costs or fees, and are subsequently measured at fair value as of each reporting period. The Company tracks its cost basis of digital assets in accordance with the first-in-first-out method. The Company determines the fair value of its digital assets in accordance with ASC 820, Fair Value Measurement, based on quoted prices in its principal market for Bitcoin (Level 1). Crypto assets are generally valued using prices as reported on reputable and liquid exchanges based on the quoted end-of-day price provided by such exchanges as of the date and time of determination. Changes in fair value are recognized as incurred in the Company’s consolidated statement of comprehensive income/(loss), as “Change in fair value of crypto assets-Bitcoin”.

Transactions Between Entities Under Common Control

Transfers of assets, liabilities, or operations between entities under common control are accounted for in accordance with ASC 805-50 Business Combinations – Related Issues. The receiving (acquiring) entity recognizes the assets and liabilities transferred at their historical carrying amounts as recorded by the transferring entity at the date of transfer. No gain or loss is recognized in the statement of comprehensive income/(loss) as a result of such transactions. Any difference between the consideration transferred and the historical carrying amounts of the net assets received is recognized as an adjustment to equity.

Share repurchases

The Company records the repurchase of its common shares at cost. The Company retires its repurchased common shares and reduces its common stock accordingly. Any excess of the cost of the shares over their par value is allocated in additional paid-in capital, in accordance with ASC 505-30-30, Treasury Stock. Until their retirement these common shares are classified as treasury stock, which is a reduction to shareholders’ equity. Treasury shares are included in authorized and issued shares but excluded from outstanding shares.

Recent Accounting Pronouncements:

In November 2023, the FASB issued ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. The Company adopted ASU 2023-07 as of January 1, 2024 and considers that the adoption of ASU 2023-07 did not have a significant impact on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient for estimating expected credit losses. The amendments are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual periods. Early adoption is permitted. The Company is in the process of assessing the impact of ASU 2025-05 on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): The amendments in this update clarify interim disclosure requirements and the applicability of Topic 270 and are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and for interim reporting periods within annual reporting 3 periods beginning after December 15, 2028, for entities other than public business entities. Early adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

3.	Transactions with Related Parties:

(a)   Castor Ships:

Before the completion of the spin-off of Toro from Castor on March 7, 2023 and pursuant to an amended and restated master management agreement entered into between Castor, the Company’s subsidiaries and Castor Ships (as amended or supplemented from time to time, the “Castor’s Amended and Restated Master Management Agreement”), Castor Ships managed the Company’s business overall and provided the vessel-owning Robin Subsidiaries with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing cybersecurity and general corporate and administrative services, among other matters. Castor Ships generally is not liable to the Company for any loss, damage, delay, or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence, or willful misconduct (for which the Company’s recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships is in no circumstances responsible for the actions of the crew of the Company’s vessels. The Company has also agreed to indemnify Castor Ships in certain circumstances. Under the terms of the Castor’s Amended and Restated Master Management Agreement, the Company’s ship-owning subsidiaries have also entered into separate management agreements appointing Castor Ships as commercial and technical manager of their vessels (collectively, the “Ship Management Agreements”).
Until March 7, 2023, in exchange for these services, Castor Ships charged and collected (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of its business (the “Flat Management Fee”), (ii) a daily management fee of $975 per vessel for ship management services provided under the Ship Management Agreements (the “Ship Management Fee”), (iii) a commission of 1.25% on all gross income received from the operation of its vessels, and (iv) a commission of 1% on each consummated vessel sale and purchase transaction. The Ship Management Fee and Flat Management Fee were adjusted annually for inflation on each anniversary of the effective date of the Castor’s Amended and Restated Master Management Agreement.

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties: (continued)

On March 7, 2023, Toro and its subsidiaries entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Amended and Restated Master Management Agreement (as amended or supplemented from time to time, the “Toro’s Amended and Restated Master Management Agreement”). The Ship Management Fee and Flat Management Fee are adjusted annually for inflation on the 1st of July of each year in accordance with the terms of the Toro’s Amended and Restated Master Management Agreement and (i) effective July 1, 2023, the daily Ship Management Fee increased from $975 per vessel to $1,039 per vessel and the quarterly Flat Management Fee increased from $0.75 million to $0.8 million and (ii) effective July 1, 2024, the daily Ship Management Fee increased from $1,039 per vessel to $1,071 per vessel and the quarterly Flat Management Fee increased from $0.8 million to $0.82 million.

Effective July 1, 2024, in lieu of the previously applicable commission structure and in addition to the Ship Management Fee and Flat Management Fee, Castor Ships charged and collected (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of the Company’s vessels, on all gross income received by the Company’s shipowning subsidiaries arising out of or in connection with the operation of the Company’s vessel for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of the Company’s vessel is entitled to receive, will not exceed the aggregate rate of 6.25% on the vessel’s gross income, and (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship owning entity owning vessel(s) or (c) shares and/or other securities with an aggregate purchase or sale value, as the case may be, of an amount equal to, or in excess of, $10,000,000 issued by an entity engaged in the maritime industry. The Toro’s Amended and Restated Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of its effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein, in which case the payment of a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis may be due in certain circumstances.
As part of the Spin-Off, Robin entered into a master management agreement with Castor Ships with respect to its vessels in largely the same form as Toro’s Amended and Restated Master Management Agreement (“Master Management Agreement”). In exchange for the provided services,  Castor Ships charged and collected until June 30, 2025 (i) a quarterly Flat Management Fee in the amount of $0.2 million for the management and administration of our business, (ii) a daily Ship Management Fee of $1,071 per vessel for the provision of ship management services under the Ship Management Agreements, (iii) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of our vessel, on all gross income received by our shipowning subsidiary arising out of or in connection with the operation of our vessel for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of our vessel is entitled to receive, will not exceed the aggregate rate of 6.25% on the vessel’s gross income, (iv) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship owning entity owning vessel(s) or (c) shares and/or other securities with an aggregate purchase or sale value, as the case may be, of an amount equal to, or in excess of, $10,000,000 issued by an entity engaged in the maritime industry and (v) a capital raising commission at the rate of 1% on all gross proceeds per consummated transaction raised by the Company in the capital and debt markets.

Effective July 1, 2025, Castor Ships charges and collects (i) following an inflation-based adjustment effective July 1, 2025, a (A) Flat Management Fee in the amount of $0.21 million and (B) Ship Management Fee of $1,100 per vessel, (ii) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of the Company’s vessels, on all gross income received by the Company’s ship-owning subsidiaries arising out of or in connection with the operation of the Company’s vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of the Company’s vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, (iii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel (secondhand or newbuilt),  or (b) the shares of a ship-owning entity owning vessel(s), or (c) shares and/or other securities (including equity, debt and loan instruments), and (iv) a capital raising commission at the rate of 1% on all gross proceeds of each capital raising transaction completed by the Company including, without limitation, any equity, debt or loan transactions, operating leasing transactions, stand-alone derivative and/or swap agreements, other financing arrangements of a similar nature or any refinancing or restructuring thereof. Castor Ships may also be reimbursed for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance, or structural changes to the Company’s vessels.

As of June 6, 2023, in accordance with the provisions of both Castor and Toro Amended and Restated Master Management Agreement, Castor Ships had subcontracted to a third-party ship management company the technical management of all the Company’s vessels. Castor Ships pays, at its own expense, the third-party technical management company a fee for such services without burdening Castor and Toro. In accordance with the provisions of the Toro’s Amended and Restated Master Management Agreement, Castor Ships has provided the technical management of M/T Wonder Mimosa since June 7, 2023. In accordance with the provisions of Robin’s Master Management Agreement, dated April 14, 2025, Castor Ships has provided the technical management of LPG Dream Syrax and LPG Dream Terrax since September 3, 2025 and March 13, 2026.

During the years ended December 31, 2023, 2024 and 2025, Castor Ships charged and collected the following fees and commissions: (i) management fees amounting to $688,547, $386,162 and $638,551, respectively, (ii) charter hire commissions amounting to $195,890, $125,409 and $305,463, respectively, (iii) sale and purchase commissions amounting to $179,900 (due to the sale of the vessel M/T Wonder Formosa (Note 5)), $0 and $190,000 (due to the acquisitions of the vessels LPG Dream Terrax and LPG Dream Syrax (Note 5) in the year ended December 31, 2025, which are included in ‘Vessels, net’ in the accompanying consolidated balance sheet), respectively and (iv) a sale and purchase brokerage commission applicable to the total consideration of acquiring or selling shares, amounting to $0, $0 and $1,250, respectively. During the years ended December 31, 2023, 2024 and 2025, Castor Ships has charged and collected capital raising commissions amounting to $0, $0 and $327,790, respectively (Note 6).

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties: (continued)

In addition, until April 14, 2025, part of the general and administrative expenses incurred by Toro has been allocated on a pro rata basis within ‘General and administrative expenses’ of the Company based on the proportion of the number of ownership days of the Company’s subsidiaries’ vessels to the total ownership days of Toro’s fleet. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees and stock based compensation cost. The administration costs charged by Castor Ships (Flat Management Fee) and certain travelling expenses of key management have been allocated by using the proportion of the weighted average of assets in 2023, 2024 and for the period January 1, to April 14, 2025 respectively, related directly or indirectly to Robin Subsidiaries to the weighted average of the total consolidated assets of Toro in 2023 and 2024, respectively, as Castor Ships provides a number of services to Toro, some of which are not related to the commercial and technical management of Robin Subsidiaries’ vessels. During the years ended December 31, 2023, 2024, and the period from January 1 through April 14, 2025, the above mentioned administration fees charged by Castor Ships to Toro that were allocated to the Company amounted to $279,855, $162,156 and $50,757, respectively and are included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income/(loss). For the period from April 14, 2025 through December 31, 2025, the Company recognized as pro rata allocation of days of Flat Management Fee in the amount of $581,909 which is included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income/(loss). As a result, in the years ended December 31, 2023, 2024 and 2025, the aggregate amount of $279,855, $162,156 and $632,666, respectively, are included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income/(loss).

The Master Management Agreement also provides for advance funding equal to two months of vessel daily operating costs to be deposited with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of December 31, 2024 and 2025, the working capital guarantee advances to Castor Ships amounted to $388,542 and $981,162, respectively, which are presented in ‘Due from related parties, non-current’ in the accompanying consolidated balance sheets. As of December 31, 2024 and 2025, working capital guarantee deposits relating to third-party managers, operating expense payments made on behalf of the Company in excess of amounts advanced and advances of expected scheduled drydocking repairs amounted to $461,613 and $6,034,859 which are included in ‘Due from related parties, current’ in the accompanying consolidated balance sheets.

(b)   Former Parent Company:

In connection with the Spin-Off as discussed in Note 1, on April 14, 2025, Robin issued 2,000,000 1.00% Series A Preferred Shares to Toro having a stated amount of $25.00 per share and a par value of $0.001 per share (Note 7). The amount of accrued dividend on Series A Preferred Shares due to Toro as of December 31, 2025 was $106,944 and is presented net in ‘Due to related parties, current’ in the accompanying consolidated balance sheet. In the year ended December 31, 2025, the Company reimbursed Toro $786,001 for expenses related to the Spin-Off that were incurred by Toro. As of December 31, 2025, there are no outstanding expenses to be reimbursed by the Company. As of December 2024, the amount due from Former Parent company was $11,914,451, and mainly related to funds transferred to the treasury manager of the Former Parent company in order to facilitate the management of Robin Subsidiaries’ cash surpluses and organize more efficiently its expenditure payments.

(c)   Vessel acquisitions:

On July 10, 2025, the Company entered into an agreement with a wholly owned subsidiary of Toro, for the acquisition of the LPG Dream Syrax, at a price of $18.0 million and was delivered to the Company on September 3, 2025.

On September 16, 2025, the Company entered into an agreement with a wholly owned subsidiary of Toro, for the acquisition of the LPG Dream Terrax, at a price of $20.0 million and was delivered to the Company on September 25, 2025.

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties: (continued)

The terms of the transactions were approved by the independent and disinterested members of the Boards of Robin Energy and Toro, respectively, following the negotiation and recommendation by special committees of the independent and disinterested directors of the Boards of Robin Energy and Toro.

Both entities are controlled by the same controlling shareholder, Mr. Panagiotidis, and accordingly the transaction is considered to be between entities under common control. The transactions were accounted for as a transfer of assets between entities under common control in accordance with ASC 805-50, “Business Combinations – Related Issues.” As such, the vessels and their dry docking related amounts (Notes 4 and 5), were recognized by the Company at the historical carrying amount recorded by Toro as of the date of transfer, which was $34,871,669. No gain or loss was recognized in the statement of comprehensive income/(loss) as a result of the transactions. The difference between the consideration paid and the historical carrying amount of the vessels, amounting to $3,091,542, was presented as ‘Excess of consideration over carrying value of acquired assets’ in the accompanying consolidated statements of Shareholders’ equity and Mezzanine equity.

Depreciation of the vessels will continue prospectively on the same basis as applied by Toro prior to the transfer, using the straight-line method over the vessel’s remaining estimated useful life.

Amortization of deferred dry-docking costs of the vessels will continue prospectively on the same basis as applied by Toro prior to the transfer, using the straight-line method over the period through the date the next survey is scheduled to become due.

(d)   Non-executive directors’ compensation:

During the year ended December 31, 2023, 2024 and 2025, the non-executive directors’ compensation was $0, $0 and $14,286 and is included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income.

4.	Deferred Charges, net:

The movement in deferred charges net, which represents deferred dry-docking costs, in the accompanying consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2023	$178,700
Additions	1,489,981
Amortization	(592,855)
Balance December 31, 2024	$1,075,826
Additions	1,624,527
Amortization	(1,000,970)
Balance December 31, 2025	$1,699,383

During the year ended December 31, 2024, the M/T Wonder Mimosa initiated and completed its scheduled dry-dock. As discussed in Note 3(c), the dry docking amounts of LPG Dream Syrax and LPG Dream Terrax were recognized by the Company at the historical carrying amount recorded by Toro as of the date of transfer. The LPG Dream Syrax and LPG Dream Terrax completed their scheduled dry-dock repairs in the second and third quarter of 2025, respectively.

5.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2023	$8,878,125	$(1,461,233)	$7,416,892
Capitalized vessel improvements	34,714	—	34,714
Depreciation	—	(575,703)	(575,703)
Balance December 31, 2024	$8,912,839	$(2,036,936)	$6,875,903
Acquisitions, improvements, and other vessel costs	33,457,566	—	33,457,566
Depreciation	—	(1,125,481)	(1,125,481)
Balance December 31, 2025	$42,370,405	$(3,162,417)	$39,207,988

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
5.	Vessels, net: (continued)

Vessel Acquisitions and other Capital Expenditures:

On July 10, 2025, the Company entered into an agreement with a wholly owned subsidiary of Toro, for the acquisition of the LPG Dream Syrax, at a price of $18.0 million and was delivered to the Company on September 3, 2025.

On September 16, 2025, the Company entered into an agreement with a wholly owned subsidiary of Toro, for the acquisition of the LPG Dream Terrax, at a price of $20.0 million and was delivered to the Company on September 25, 2025.

The terms of the transactions were approved by the board of directors of Robin and Toro at the recommendation of their respective special committees of disinterested and independent directors and were supported by independent valuations.

As a result of the acquisition of LPG Dream Syrax and LPG Dream Terrax, management has determined that, with effect from the third quarter of 2025, the Company operates in two reportable segments: (i) the tanker segment and (ii) the LPG carrier segment.

The Company reviewed its vessels for impairment and no indication of impairment was identified, as the fair value was in excess of carrying value on December 31, 2023, 2024 and 2025.

6.	Equity Capital Structure:

Under Robin’s initial Articles of Incorporation dated September 24, 2024, Robin’s authorized capital stock consisted of 1,000 shares par value $0.001 per share. On April 7, 2025, the Company’s articles of incorporation were amended and restated and Robin’s authorized capital stock was increased to 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. In connection with the Spin-Off (Note 1), on April 14, 2025, Toro contributed to Robin $10,356,450 in cash for additional working capital and Robin (i) issued to Toro 477,345 (post reverse stock split as described below) common shares with one vote per share, and 2,000,000 Series A Preferred Shares, with a stated value of $25 and par value of $0.001 per share, and no voting power (Note 7), and (ii) issued to Pelagos Holdings Corp, a company controlled by Robin’s Chairman and Chief Executive Officer, 40,000 Series B Preferred Shares. Such common shares were distributed on April 14, 2025 pro rata to the shareholders of record of Toro as of April 7, 2025. Refer to Note 1 for further details on the Spin-Off and issuance of such shares.

Each Series B Preferred Share has the voting power of 100,000 common shares and counts for 100,000 votes for purposes of determining quorum at a meeting of shareholders. Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred shares shall have the same liquidation rights as and pari passu with the common shares up to their par value of $0.001 per share and, thereafter, the Series B Preferred Shares have no right to participate further in the liquidation, dissolution or winding up of the Company.

Reverse stock split

On December 24, 2025, the Company effected a 1-for-5 reverse stock split of its common shares without any change in the number of authorized common shares. All share and per share amounts, as well as the number of pre-funded warrants under the Company’s effective registered direct equity offering on October 27, 2025, in the accompanying consolidated financial statements have been retroactively adjusted to reflect the reverse stock split. As a result of the reverse stock split, the number of issued and outstanding shares as of December 24, 2025, was decreased to 2,805,745 and 2,774,865 (net of 30,880 treasury shares), respectively, while the par value of the Company’s common shares remained unchanged to $0.001 per share.

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Equity Capital Structure: (continued)

Registered Direct Equity Offerings

On June 17, 2025, the Company issued and sold 193,000 common shares to certain institutional investors in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $5.1 million and $4.2 million, respectively.

On June 18, 2025, the Company issued and sold 172,000 common shares to certain institutional in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $4.5 million and $4.1 million, respectively.

On June 20, 2025, the Company issued and sold 152,600 common shares to certain institutional investors in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $4.0 million and $3.6 million, respectively.

On June 25, 2025, the Company issued and sold 204,000 common shares to certain institutional investors in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $3.6 million and $3.2 million, respectively.

On September 12, 2025, the Company issued and sold 1,153,846 common shares in an underwritten public offering. In connection with this offering, the underwriter partially exercised its overallotment option and purchased an additional 172,954 shares of the Company’s common stock for additional gross proceeds of approximately $1.1 million. In connection with this equity offering, including the partial exercise of the overallotment option, the Company received aggregate gross and net cash proceeds of approximately $8.6 million and $7.7 million, respectively.

On October 27, 2025, the Company issued and sold 280,000 common shares and 1,028,000 pre-funded warrants to a certain institutional investor. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $7.0 million and $6.3 million, respectively. As of December 31, 2025, none of pre-funded warrants were exercised.

At the Market (“ATM”) Offering Agreement

On November 13, 2025, the Company entered into an “at-the-market” (“ATM”) offering agreement with Maxim Group LLC (“Maxim”) and Rodman & Renshaw LLC (“Rodman & Renshaw”). Under the terms of the ATM offering agreement, Robin may, from time to time, sell its common shares having an aggregate offering value of up to $75.0 million through Maxim and Rodman & Renshaw, as sales agents. The Company will determine, at its sole discretion, the timing and number of shares to be sold under the ATM facility. As of December 31, 2025, there were no transactions under the ATM.

Share Repurchase Program

On December 16, 2025, the Board of Directors of the Company approved a share repurchase program, authorizing the repurchase, from time to time, of up to $1.0 million of the Company’s common shares. Shares were repurchased in open market and/or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time. The timing, manner and total amount of any share repurchases was determined by management at its discretion and depended on a variety of factors, including general market conditions, the stock price, regulatory requirements and limitations, corporate liquidity requirements and priorities, and other factors. The authorization did not obligate the Company to acquire any specific amount of common shares. During the year ended December 31, 2025, the Company repurchased under its share repurchase program 30,880 shares of common stock in open market transactions for an aggregate consideration of $0.1 million, which were classified as treasury shares as they were not cancelled as of December 31, 2025.

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Equity Capital Structure: (continued)

As of December 31, 2025, Robin had 2,805,745 common shares issued and 2,774,865 common shares outstanding (net of 30,880 treasury shares), as well as pre-funded warrants exercisable to acquire 1,028,000 common shares at a price of $0.001 per share.

7.	Mezzanine equity:

Series A Preferred Shares

The Company issued as part of the Spin-Off to Toro 2,000,000 Series A Preferred Shares with par value of $0.001 and a stated value of $25.00 each. The Series A Preferred Shares have the following characteristics:

Holders of the Series A Preferred Shares do not have any voting rights except for a right to elect directors in the event of nonpayment of dividends and a vote or consent of the holders of at least two thirds of the Series A Preferred Shares at the time outstanding, voting together with any other series of preferred shares that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective stated amounts, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, for effecting or validating: (i) any amendment, alteration or repeal of any provision of our Articles of Incorporation or Bylaws that would alter or change the voting powers, preferences or special rights of the Series A Preferred Shares so as to affect them adversely; (ii) the issuance of dividend parity stock if the accrued dividends on all outstanding Series A Preferred Shares through and including the most recently completed dividend period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment; (iii) any amendment or alteration of the Articles of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of our capital stock ranking prior to Series A in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (iv) any consummation of (x) a binding share exchange or reclassification involving the Series A Preferred Shares, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the Series A Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the Series A Preferred Shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series A Preferred Shares immediately prior to such consummation, taken as a whole.

The Company may, at its option redeem the Series A Preferred Shares in whole or in part, at any time if thirty percent or less of the Series A Preferred Shares remain outstanding, at a cash redemption price equal to the stated amount, together with an amount equal to all accrued dividends to, but excluding, the redemption date.

Holders of Series A Preferred Shares shall be entitled to receive, when, as and if declared by the Company’s board of directors, but only out of funds legally available therefor, cumulative cash dividends at 1.00% per annum of the stated amount and no more, or, at our election, additional shares of this Series issued to holders in lieu of cash dividends (“PIK Shares”) for each outstanding Series A Preferred Share equal to the Annual Rate divided by the stated amount, payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, in each year, beginning on April 15, 2025.

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Mezzanine equity: (continued)

The Series A Preferred Shares are convertible, at their holder’s option, to common shares at any time and from time to time from and after the second anniversary of April 14, 2025. The conversion price for any conversion of the Series A Preferred Shares shall be the lower of (i) 200% of the volume-weighted average price (“VWAP”) of our common shares over the five consecutive trading day period commencing on and including April 14, 2025, and (ii) the VWAP of our common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, before any distribution or payment out of the Company’s assets may be made to or set aside for the holders of any junior stock, holders of Series A Preferred Shares will be entitled to receive out of our assets legally available for distribution to our shareholders an amount equal to the stated amount per share of $25, together with an amount equal to all accrued dividends to the date of payment whether or not earned or declared.

The Series A Preferred Shares have been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials” as they are in essence redeemable at the option of the holder as Mr. Panagiotidis, the Chief Executive Officer and controlling shareholder of Toro and Robin, who can effectively determine the timing of the redemption of the Series A Preferred Shares.

As of December 31, 2025, the net value of the Series A Preferred Shares (the “Mezzanine Equity”) amounted to $25,877,180 comprising the fair value measurement of the Series A Preferred Shares on initial recognition based on a third party valuation of $25,942,180, less issuance costs of $65,000 and is separately presented as ‘Mezzanine Equity’ in the accompanying consolidated balance sheet. As the Series A Preferred Shares are not considered probable of becoming redeemable, due to the specific threshold (as described above) and absence of a mandatory redemption date or obligation, no subsequent adjustment of the amount presented in Mezzanine equity is required as per ASC 480-10-S99. During the year ended December 31, 2025, the Company paid to Toro a dividend amounting to $251,389 on the Series A Preferred Shares for the period from April 14, 2025 to October 14, 2025. The accrued amount for the period from October 15, 2025 to December 31, 2025 (included in the dividend period ended January 14, 2026) amounted to $106,944.

8.	Investment in crypto-assets-Bitcoin:

On September 9, 2025, the Company completed allocations in the aggregate amount of $5.0 million to Bitcoin, as a primary treasury reserve asset, to be executed through a measured, institutional-grade implementation approach. The above allocation comes as part of the newly adopted comprehensive Bitcoin treasury framework, announced on July 31, 2025, targeting up to 50% of its long-term cash reserves, with any potential purchases beyond the initial allocation to be deployed to Bitcoin through disciplined dollar-cost averaging.

In accordance with ASC Topic 820, Fair Value Measurement, the Company measures the fair value (through Level 1 inputs) of its Bitcoin based on the quoted end-of-day price on the measurement date for a single bitcoin from Anchorage Digital Bank N.A, the first and only federally chartered digital asset bank falling within the SEC legal definition of a qualified custodian under Rule 206(4)-2 of the Investment Advisers Act. The following table sets forth the units held, cost basis, and the fair value of its investments in crypto assets, as shown on the consolidated balance sheets as of December 31, 2025:

	Units	Cost basis	Fair value
Investment in crypto-assets:
Bitcoin	44.006	$5,000,000	$3,851,400
Total	44.006	$5,000,000	$3,851,400

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Investment in crypto-assets-Bitcoin: (continued)

The following table presents a reconciliation of the fair value of the Company’s investment in crypto assets- Bitcoin for the year ended December 31, 2025:

Investment in crypto-assets-Bitcoin
Balance December 31, 2024	$—
Purchase of crypto assets-Bitcoin	5,000,000
Change in fair value of crypto assets-Bitcoin	(1,148,600)
Balance December 31, 2025	$3,851,400

Bitcoin is included in current assets in the consolidated balance sheets due to the Company’s ability to sell them in a highly liquid marketplace and its intent to liquidate its bitcoin to support operations when needed.

9.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, trade accounts receivable, amounts due from related parties, and investments in crypto assets - Bitcoin. The principal financial liabilities of the Company consist of trade accounts payable, accrued liabilities and amounts due to related parties.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash and cash equivalents, accounts receivable trade, amounts due from/to related parties, accounts payable and accrued liabilities: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short term maturities.

•
Investments in crypto assets – Bitcoin: The carrying value reported in the accompanying consolidated balance sheets for this financial instrument represents its fair value and is considered Level 1 item of the fair value hierarchy, as it is determined though quoted prices in an active market.

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

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with pool operators, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of the date of these consolidated financial statements, management was not aware of any such claims or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of December 31, 2025. Non-cancelable time charter contracts include fixed-rate time charters.

Twelve-month period ending December 31,	Amount
2026	$4,758,040
Total	$4,758,040

11.	Earnings/(Loss) Per Common Share:

The computation of earnings/(loss) per share is based on the weighted average number of common shares outstanding during that period and gives retroactive effect to (i) the shares issued in connection with the Spin-Off and (ii) the reverse stock split (Note 6).

The Company calculates earnings/(loss) per common share by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period.

Diluted earnings/(loss) per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. The computation of diluted earnings/(loss) per share reflects the potential dilution from conversion of outstanding Series A Preferred Shares (Note 7) calculated with the “if converted” method by using the average closing market price over the reporting period from April 14, 2025 to December 31, 2025. The weighted average number of common shares used in the basic and diluted earnings/(loss) per common share calculations for the year ended December 31, 2025, includes the pre-funded warrants issued in connection with the Company’s Registered Direct Offering on October 27, 2025(see Note 6) as the pre-funded warrants are fully vested and are exercisable at any time for a negligible cash consideration. The components of the calculation of basic and diluted earnings/(loss) per common share in each of the periods comprising the accompanying consolidated statements of comprehensive income/(loss) are as follows:

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	Earnings/(Loss) Per Common Share: (continued)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2024	2025
Net income/(loss) and comprehensive income/(loss) (1)	$15,425,465	$1,051,403	$(45,142)
Dividend on Series A Preferred Shares	—	—	(358,333)
Net income/(loss) attributable to common shareholders, basic	$15,425,465	$1,051,403	$(403,475)
Dividend on Series A Preferred Shares	—	—	—
Net income/(loss) attributable to common shareholders, diluted	$15,425,465	$1,051,403	$(403,475)
Weighted average number of common shares outstanding, basic	477,345	477,345	1,492,097
Effect of dilutive shares	4,532,949	4,532,949	—
Weighted average number of common shares outstanding, diluted	5,010,294	5,010,294	1,492,097
Earnings/(loss) per common share, basic,	$32.3	$2.2	$(0.3)
Earnings/(loss) per common share, diluted	$3.1	$0.2	$(0.3)

(1)	For the year ended December 31, 2023, “Gain on sale of vessel” amounting to $8,226,258 is included in the accompanying consolidated statements of comprehensive income/(loss).

12.	Vessel Revenues:

The following table includes the vessel revenues earned by the Company for the years ended December 31, 2023, 2024 and 2025, as presented in the accompanying consolidated statements of comprehensive income/(loss):

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2024	2025
Pool revenues	15,611,872	6,768,672	7,507,528
Time charter revenues	—	—	2,398,074
Total Vessel Revenues	$15,611,872	$6,768,672	$9,905,602

The Company generates its revenues from pool arrangements and time charters.

The main objective of a pool is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the revenue and expenses of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement. The Company typically enters into a pool arrangement for a minimum period of six months, subject to certain rights of suspension and/or early termination.

The Company typically enters into time charters ranging from three months to twelve months, and, in isolated cases, for longer terms, depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions set forth in the agreed charterparty’s terms. Time charter agreements may have extension options that range over certain time periods, which are usually periods of months. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carries only lawful and non-hazardous cargo.

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
13.	Vessel Operating and Voyage Expenses:

The amounts in the accompanying consolidated statements of comprehensive income/(loss) are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Voyage expenses	2023	2024	2025
Brokerage commissions	—	—	47,961
Brokerage commissions- related party	195,890	125,409	305,463
Port & other expenses	612	189,646	853,377
Bunkers consumption	—	—	5,212
Loss on bunkers	2,228	—	—
Total Voyage expenses	$198,730	$315,055	$1,212,013

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Vessel Operating Expenses	2023	2024	2025
Crew & crew related costs	2,854,622	1,453,022	2,192,055
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	983,472	454,917	602,860
Lubricants	225,404	88,318	79,609
Insurance	230,099	123,162	166,863
Tonnage taxes	51,639	29,866	38,241
Other	819,012	161,002	317,577
Total Vessel operating expenses	$5,164,248	$2,310,287	$3,397,205

14.	Segment Information:

The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance.

As a result of the acquisition of LPG Dream Syrax and LPG Dream Terrax, management has determined that, with effect from the third quarter of 2025, the Company operates in two reportable segments: (i) the tanker segment and (ii) the LPG carrier segment.

The table below presents information about the Company’s reportable segment for the year ended December 31, 2023, 2024, and 2025. The accounting policies followed in the preparation of the reportable segment are the same as those followed in the preparation of the Company’s consolidated financial statements. Segment results are evaluated based on income from operations.

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

14.	Segment Information: (continued)

	Year ended December 31, 2023		Year ended December 31, 2024		Year ended December 31, 2025
	Tanker segment	Total	Tanker segment	Total	Tanker segment	LPG carrier segment	Total
Pool revenues	$15,611,872	$15,611,872	$6,768,672	$6,768,672	$7,507,528	$—	$7,507,528
Time charter revenues	—	—	—	—	—	2,398,074	2,398,074
Total vessel revenues	$15,611,872	$15,611,872	$6,768,672	$6,768,672	$7,507,528	$2,398,074	$9,905,602
Voyage expenses (including charges from related parties)	(198,730)	(198,730)	(315,055)	(315,055)	(1,085,022)	(126,991)	(1,212,013)
Vessel operating expenses	(5,164,248)	(5,164,248)	(2,310,287)	(2,310,287)	(2,389,815)	(1,007,390)	(3,397,205)
Management fees to related parties	(688,547)	(688,547)	(386,162)	(386,162)	(398,751)	(239,800)	(638,551)
Depreciation and amortization	(1,490,577)	(1,490,577)	(1,168,558)	(1,168,558)	(1,471,260)	(655,191)	(2,126,451)
Gain on sale of vessel	8,226,258	8,226,258	—	—	—	—	—
Segments operating income	$16,296,028	$16,296,028	$2,588,610	$2,588,610	$2,162,680	$368,702	$2,531,382
Finance costs		(16,352)		(13,063)			(33,126)
Interest income		10,396		—			426,670
Change in fair value of crypto assets-Bitcoin		—		—			(1,148,600)
Foreign exchange losses		(9,930)		(1,628)			(11,273)
Less: Unallocated corporate general and administrative expenses (including related parties)		(807,607)		(1,522,516)			(1,810,195)
Net income/(loss) and comprehensive income/(loss), before taxes		$15,472,535		$1,051,403			$(45,142)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of December 31, 2024, and December 31, 2025, is as follows:

	As of December 31, 2024	As of December 31, 2025
Tanker segment	21,581,980	12,377,612
LPG carrier segment	—	36,570,846
Cash and cash equivalents(1)	—	5,648,644
Prepaid expenses and other assets(1)	—	4,352,011
Total assets	$21,581,980	$58,949,113

(1)	Refers to assets of other, non-vessel owning, entities included in the consolidated financial statements.

ROBIN ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

15.	Income Taxes:

Robin and its subsidiaries are incorporated under the laws of the Republic of the Marshall Islands, but are not subject to income taxes in the Republic of the Marshall Islands. Robin’s ship-owning subsidiaries are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income/(loss).

Pursuant to §883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. Federal income tax on such income if the company meets the following requirements: (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the U. S. and (b) either (i) more than 50 percent of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the U.S. (the “50% Ownership Test”) or (ii) the company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the U.S. (the “Publicly Traded Test”). Marshall Islands, the jurisdiction where the Company and its ship-owning subsidiaries are incorporated, grants an equivalent exemption to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly Traded Test is met.

In the Company’s case, it satisfies the Publicly Traded Test because it has obtained an ownership statement from a qualified shareholder who is the ultimate beneficial owner directly and indirectly of 54.3% of its common shares as of the tax period ending December 31, 2024. The shares owned by this qualified shareholder precluded non-qualified shareholders from owning more than 50% of the Company’s issued and outstanding shares during the 2024 tax year. Accordingly, the Company qualifies for the closely held block exception to the Publicly Traded Test as provided for in Treasury Regulation §1.883-2(d)(3)(ii) and has recorded no provision for U.S. source gross transportation income tax in the accompanying consolidated statements of comprehensive income/(loss) for the year ended December 31, 2024. For the year ended December 31, 2023, the Company has recorded a provision of $47,070, for U.S. source gross transportation income tax in the accompanying consolidated statements of comprehensive income/(loss). For the year ended December 31, 2025, the Company has recorded no provision for U.S. source gross transportation income tax in the accompanying consolidated statements of comprehensive income, as there was no transportation of our vessels that begins or ends, but that does not both begin and end, in the United States, under the Code.

16.	Subsequent Events:

(a) Dividend on Series A Preferred Shares: On January 15, 2026, the Company paid to Toro a dividend amounting to $125,000 on the Series A Preferred Shares for the dividend period from October 15, 2025 to January 14, 2026.

(b) Prefunded Warrants: In the first quarter of 2026, all outstanding pre-funded warrants were exercised on a net exercise basis for an aggregate of 1,026,671 common shares.

(c) ATM: Through the date these consolidated financial statements were issued, the Company had received gross proceeds of $14.8 million under the ATM Program (Note 6) by issuing 3,770,905 common shares.

(d) Self-Tender Offer: On March 24, 2026, we commenced a tender offer to purchase up to 1,000,000 of our common shares, using funds available from cash and cash equivalents on hand, at a price of $3.00 per share. The tender offer is scheduled to expire at the end of the day, 5:00 P.M., Eastern Time, on April 23, 2026, unless extended or withdrawn. The Board of Directors determined that it was in the Company’s best interest to repurchase shares at such time given the Company’s cash position and stock price.

(e) Announcement of the proposed spin-off of Company’s tanker segment: On March 10, 2026, the Company determined, upon the recommendation of its special committee of disinterested and independent directors, to effect a spin-off of its tanker segment comprising of one tanker and Xavier Shipping Co. (subsidiary formerly owning the M/T Wonder Formosa), and cash (the “AI OKTO Spin-Off”). In the AI OKTO Spin-Off, Robin shareholders will receive one common share of AI OKTO CORP. (“AI OKTO”), a newly formed subsidiary that will act as the holding company for the one tanker vessel, for every 6.5 Robin common shares. AI OKTO has applied to have its common shares listed on the Nasdaq Capital Market. Robin’s Chairman and Chief Executive Officer, Petros Panagiotidis, has been appointed as Chairman and Chief Executive Officer of AI OKTO with effect as of the completion of the AI OKTO Spin-Off. The Board believes that the creation of a pure play tanker company, with part of its core strategy being to establish an artificial intelligence (“AI”)-enabled operating model through partnerships with vendors, data-infrastructure providers, and maritime-technology firms to identify, evaluate, and implement AI-driven solutions across its fleet, may provide significant benefits to both Robin and AI OKTO and their shareholders. Robin shareholders do not need to take any action to receive AI OKTO shares to which they are entitled, and do not need to pay any consideration or surrender or exchange Robin common shares.

AI OKTO has filed a registration statement on Form 20-F (the “Registration Statement”) pursuant to the Securities Exchange Act of 1934 with the U.S. Securities and Exchange Commission, which includes a more detailed description of the terms of the proposed AI OKTO Spin-Off. The AI OKTO Spin-Off remains subject to the Registration Statement being declared effective and the approval of the listing of AI OKTO’s common shares on the Nasdaq Capital Market. There can be no assurance that the AI OKTO Spin-Off will occur or, if it does occur, of its terms or timing. A copy of the Registration Statement is available at www.sec.gov. The information in the filed Registration Statement and the information regarding the AI OKTO Spin-Off described above, including the amount of cash to be contributed by the Company and the distribution ratio, is not final and remains subject to change.